Raytheon

2002 ANNUAL REVIEW

Table of Contents

Raytheon























Dan Burnham
Chairman and Chief Executive Officer

Customer-Focused Leadership

February 20, 2003

Dear Fellow Stakeholders:

Raytheon achieved a solid performance overall in 2002 from continuing operations. Operating cash flow from continuing operations was nearly double our initial plan. While we still have challenges, the achievements are real and are part of an ongoing transformation that began four years ago. We've changed the nature of the company. This letter will tell you how far we've come and will describe the strategy we're pursuing now to build for the future.

Financial flexibility

Following the defense industry's merger and acquisition activity of the mid-1990s, from which Raytheon emerged as a top tier competitor, the company's combined net debt rose to more than $13 billion during 1998. We had to reduce the debt, and by the end of 2002, it had been cut to $6.9 billion. This was a function of driving Raytheon Six Sigma disciplines throughout the company by engaging the entire workforce to systematically identify and eliminate whatever gets in the way of productivity and profitable growth; disposing of non-essential businesses; and issuing equity. Our balance sheet is now much stronger, and that gives us the resources and flexibility to grow faster than our markets.

Sharpening the defense focus

At the same time, Raytheon has sharpened its focus on defense, shifting the strategic profile of the company from a diversified industrial company to more of a defense company, especially strong in defense electronic systems and services. We have identified four Strategic Business Areas in defense – Missile Defense; Precision Engagement; Intelligence, Surveillance and Reconnaissance; and Homeland Security – which reflect key defense priorities of our customers and a number of our world-class capabilities.

In 2002, we announced a reorganization of our government and defense businesses. The new leaner organization, a natural evolution of a process to remove management layers and bureaucracy, gives these businesses even greater alignment with our customers – and greater accountability to do what's needed to grow and prosper.

Bill Swanson, who headed our largest defense business under the old structure, was named president of the company in July 2002 and leader of the reorganized government and defense businesses. He is one of the most experienced and respected defense business leaders in the world.

Sharpening the customer focus

Raytheon's first goal is the Customer. Our customers are not ambiguous about what they want from us; we ask them and they tell us. They want us to listen. They want us to provide *solutions* – not just products or technology. They want us to provide the best of what our entire company has to offer, as one company. They want us to be partners, to worry about what they worry about, to feel the buy-in, the knot in the stomach they feel when commitments are on the line. They want quality. They want us to be credible in our commitments – not to be unrealistic. They want us to execute and deliver on our promises. If something goes wrong, they want us to identify the problem, get to the root cause, and fix it – fast and correctly. And they want us to follow through, to make sure it stays fixed.

Vision

To be the most admired defense and aerospace systems supplier through world-class people and technology

Strategy

Achieve above market growth in our four Strategic Business Areas: Missile Defense; Precision Engagement; Intelligence, Surveillance and Reconnaissance; and Homeland Security

Earn the customer's confidence as a company that listens, anticipates, responds, and performs – a Customer-Focused Marketing company

Restore Raytheon Aircraft to preeminence in aviation, showcasing the Beechcraft® and Hawker® brands

Continually demonstrate operational excellence through Raytheon Six Sigma

Work as "One Company" to leverage our strengths in technology, integration, and services for superior customer solutions

Build a global presence

Goals for 2003

Customer

Growth

People

Productivity

Here's what we have done to focus on the customer:

- Reorganized our government and defense businesses to align the company with the critical needs and missions of our customers;
- Emphasized "One Company" customer solutions through our Strategic Business Areas;
- Launched a customer-focused initiative built on the pillars of performance, relationships, and solutions – Bill Swanson will say more about this in his letter that follows mine;
- Established regular surveying of our customers to monitor and measure our success – the results so far are quite encouraging;
- Implemented disciplined processes – the Integrated Product Development System, the Earned Value Management System, Capability Maturity Model®, and Capability Maturity Model Integration (CMMI®) – to deliver greater value and predictability to our customers;
- Encouraged our people to go study and learn with the customer, and invited customers to work with us to enhance their success, especially by using Raytheon Six Sigma.

Raytheon Six Sigma success

We initiated Raytheon Six Sigma four years ago, and today it is firmly established. Raytheon Six Sigma has achieved a cumulative gross benefit of some $1.8 billion in its first four years. So far, 14,000 employees have been trained as Raytheon Six Sigma Specialists and 1,100 as Experts. Raytheon Six Sigma operates on a very simple principle: envision the desired end state, define the current state, then fill the gap. This is how our employees seek to meet our customers' needs and grow our company.

Employee focus

Raytheon strives to treat people with respect and dignity, to welcome diversity and diverse opinions, to help our fellow employees improve their skills, to recognize and reward accomplishment, and to foster teamwork and collaboration. I am pleased to report that the company has made progress in all of these areas.

We've enhanced communications throughout the company at all levels of the organization. We've implemented contemporary practices to evaluate, attract, promote, and retain our talent. We've strengthened Raytheon's commitment to learning, including our commitment to executive education. More than 3,800 Raytheon managers have graduated from executive programs since we ramped up strategic learning for Raytheon leaders in 1999.

Four years ago, we embarked on a program to increase the diversity of our workforce – because diverse groups make better decisions. Today, there is a new energy in the company. Employee surveys show we are approaching benchmark levels in employee attitudes toward supervisors' commitment to diversity, employee confidence in supervisors, and career development. Moreover, the vast majority of Raytheon employees surveyed say the company is committed to conducting its business ethically.

Raytheon's values

Raytheon's values are People, Integrity, Commitment, and Excellence. We've already talked about People, Commitment, and Excellence in the context of the changes of the last few years. Let's turn to Integrity. We expect our employees to be honest, forthright, and trustworthy; to use straight talk, with no hidden agendas; to respect ethics, law, and regulation.

Raytheon's values are also reflected in our corporate governance practices. The Board has put a lot of effort into these practices, including the appointment of a lead director. We believe we have fully contemporary Board practices in line with New York Stock Exchange standards and proposals and the Sarbanes-Oxley Act.

Fair enough, you say, but what happens when the integrity of a company's own products is called into question, or its organization is being investigated, or it is engaged in contentious litigation? To me, that's the moment of truth; that's the test of all the hard work, team building, leadership, and integrity. That's when the Board of Directors, the chief executive officer, and his or her Leadership Team must stay true to their values.

Working through challenges

The company has its challenges. The discontinued engineering and construction business has been a drain, contributing to our net loss position for 2002. We're working through the challenges of completing these projects. The company also faces a persistently difficult aviation market. However, we have a strong and proven aircraft management team in place, and I am pleased with Raytheon Aircraft's performance in meeting its commitments for the year. We intend to again intensely manage Raytheon Aircraft in the face of extremely difficult markets going forward.

Transformation

Raytheon begins 2003 with a strong defense portfolio focused on the customers' priorities, with contemporary business practices, and with a clear, focused strategy. We're continuing our concentration on productivity and working capital management. We're cutting waste in the supply chain. We're building on our foundation.

It's been quite a ride over the last few years as Raytheon has moved from a diversified industrial company to the defense company we are today. While the ride's not over yet, as the engineering and construction situation shows, it's amazing how far we've come. But we're not looking back. We're looking ahead to the opportunities we see for our company, and we are using our values as our guide.

Raytheon's employees provide systems for our men and women in uniform, support air-traffic controllers around the world, make business and special mission aircraft, provide support services for scientists in the Antarctic, and develop systems to defend against missile attack.

We know what's at stake.

We feel it in our hearts every day.

Sincerely,

Daniel P. Burnham
Chairman and Chief Executive Officer

Strategic Business Areas



Missile Defense



Precision Engagement



Intelligence, Surveillance and Reconnaissance



Homeland Security

Missile Systems

Integrated Defense Systems

Intelligence and Information Systems

Space and Airborne Systems

Network Centric Systems

Homeland Security

Raytheon Technical Services Company

Government and Defense

Dear Fellow Stakeholders:
I am proud to have the opportunity to work with Dan Burnham and our world-class team of Raytheon professionals to meet the needs of our government and defense customers in what is truly a "Brave New World." The U.S. Department of Defense is undergoing a significant transformation in the way it defends the people and friends of the United States, in the kinds of capabilities it seeks to deploy, and in the way it acquires these capabilities. Our defense and government customers tell us they need integrated solutions – not just components, but transformation solutions – that enable speed, agility, and precision; that create real-time, networked command, control, communications, computers, and information; that increase our capabilities in intelligence, surveillance, and reconnaissance; that provide layered missile defense; and that will help us secure our homeland and our way of life. Our customers want solutions that can be developed quickly, and improved upon incrementally over time.

In 2002, we reorganized our government and defense business structure into the following businesses to better align ourselves with our customers' transformation needs: Missile Systems; Integrated Defense Systems; Intelligence and Information Systems; Space and Airborne Systems; Network Centric Systems; Homeland Security; and Raytheon Technical Services Company. Each is described in considerably more detail in the pages that follow. We're also continuing to refine our four Strategic Business Areas – Missile Defense; Precision Engagement; Intelligence, Surveillance and Reconnaissance; and Homeland Security – as a way to focus our efforts and respond to the priority needs of our customers as one company.

Being organized well is important, but it's not enough to fully meet our customers' needs. Our customers expect us to listen, anticipate, respond, and perform – to execute and deliver with the highest quality, as partners. Raytheon's Customer-Focused Marketing initiative is intended to help us become even more collaborative, customer-focused, pioneering, responsive, and solution-oriented. Customer-Focused Marketing has three tenets: performance, relationships, and solutions. Executed properly, these tenets will support and sustain Raytheon's growth.

As you will read in this review, our government and defense businesses have won important strategic pursuits – key positions on the U.S. Navy DD(X) next-generation surface combatant ship program, and on the multi-agency National Polar-orbiting Operational Environmental Satellite System program. We're also major contributors to other transformation solutions, such as unmanned aircraft and high-energy lasers. In addition, Raytheon introduced a First Responder™ mobile command and communication vehicle to aid in homeland security and other local or national crisis situations such as the recent space shuttle Columbia loss.

In 2002, our government and defense businesses beat our record for percentage of available customer award fees, had a terrific financial performance, and demonstrated excellent improvement in program performance. These are important accomplishments, but we have much to do. Our challenge is to make sure our men and women in uniform have every advantage we can provide as they take on a range of challenging missions – and that the people of the United States and our friends around the world have the security they cherish. Raytheon's government and defense businesses are fully committed to this end, and so am I. Customer success is our mission.

Sincerely,

William H. Swanson
President



Bill Swanson
President

Missile Systems

Missile Systems built on its reputation in 2002 as a world leader in innovative, precise missile systems to meet existing and evolving needs of the United States and its allies. A key aspect of U.S. defense transformation is the introduction and expansion of advanced systems, including missiles, laser-guided bombs, kinetic kill vehicles, and precision-guided projectiles, as well as directed energy. The $3 billion Missile Systems business is focused on all of these capabilities.

Precision Engagement

Raytheon's Precision Engagement Strategic Business Area is drawing on capabilities across the company to help defenders quickly and decisively coordinate all of the steps involved in sensing, reacting to, and eliminating a threat. The objective is to integrate weapons, radars and sensors, targeting and tracking systems, and navigation and guidance capabilities all along the "sensor-to-shooter engagement chain."

During the year, Raytheon greatly increased production of Paveway laser-guided bombs, accelerated deliveries of remanufactured Tomahawk cruise missiles with GPS-guidance, and successfully demonstrated the capabilities of the next-generation Tactical Tomahawk in its first two flight tests. Two other Raytheon-developed, next-generation systems – the AIM-9X Sidewinder air-to-air missile and the ship-launched Evolved SeaSparrow Missile – achieved first production deliveries to U.S. forces.

Missile defense intercepts

Raytheon further demonstrated the maturity of its missile interceptor hit-to-kill technology, achieving five successful ballistic missile intercepts in 2002 for sea-based and ground-based missile defense – including the first three intercepts by an interceptor launched from a U.S. Navy ship. The Raytheon-built Exoatmospheric Kill Vehicle for the Ground-based Midcourse Defense program achieved two successful intercepts in 2002. While an attempt in December 2002 was not a success, the test program has been successful in four of its last five attempts. Missile Defense is also a Strategic Business Area for Raytheon, drawing on the capabilities of a number of the company's businesses.



Louise Francesconi
President



Historic Missile Intercept

The Standard Missile-3 soars to an historic intercept of an Aries target in space. The Missile Defense Agency's Sea-based Missile Defense System test on Jan. 25, 2002, was the first ballistic missile intercept from a U.S. Navy ship. Raytheon scored four other hit-to-kill intercepts in 2002 – during two more SM-3 tests and two tests of the Ground-based Midcourse Defense program.

Integrated Defense Systems



Ed Franklin
President



Dan Smith
Vice President
and Deputy

Integrated Defense Systems (IDS), which combines Raytheon's former Electronic Systems' Air & Missile Defense Systems and Naval & Maritime Integrated Systems businesses, is positioned as a world leader in integrated battle and defense systems. From land and shipboard radar, to leading-edge missile defense technologies, to next-generation land- and sea-based combat systems, the $2 billion-plus business provides end-to-end solutions for its U.S. Army, Navy, Marine Corps, Missile Defense Agency, and international customers.

Lead systems integrator for U.S. Navy DD(X)

During 2002, Raytheon won a strategic pursuit as lead systems integrator for DD(X), the U.S. Navy's next-generation surface combatant ship. Raytheon will be the lead systems integrator for all DD(X) shipboard electronics, which means IDS will be responsible for mission systems engineering, software development, and combat system equipment.

IDS had other key competitive wins during the year, including: a contract to supply the Aegis SPY-1 radar transmitter and MK-99 fire control illuminator to the Republic of Korea's KDX-III destroyer program, and an award from the U.S. Marine Corps to develop a common aviation command and control system that will consolidate five systems currently used in command and mission planning, anti-air warfare, air defense, air support, and air-traffic control.

A leader in missile defense

IDS systems played a central role in a number of important product and operational milestones during the year, including successful integrated flight tests of the U.S. Missile Defense Agency's Ground-based Midcourse Defense program.

The Hellenic Air Force successfully conducted a live firing of the Patriot Air and Missile Defense System, confirming the readiness of the Hellenic Patriot System and validating Patriot as a key component of Greece's national defense system.

IDS completed initial delivery of Patriot Guidance Enhanced Missile-Plus (GEM+) missiles to the U.S. Army. The new GEM+ Patriot missile is a further example of Raytheon's breadth in air defense – and the company's role as a committed partner with the U.S. Army.

Electronic Systems Integrator

Teamed with its partners, Northrop Grumman Ship Systems and the U.S. Navy, Raytheon won the role of lead systems integrator for DD(X), the U.S. Navy's next-generation surface combatant ship. With its customer-focused initiative in supplying superior solutions, Raytheon is creating a "transformation" system to shape the future of naval warfare technology, design, and production.



Intelligence and Information Systems

Intelligence and Information Systems (IIS) is a combination of Raytheon's former Command, Control, Communication and Information Systems' Imagery and Geospatial Systems, and Strategic Systems businesses. It brings together Raytheon's expertise in signal and image processing, geospatial intelligence, air- and space-borne command and control, ground engineering support, weather and environmental management, and information technology. A nearly $2 billion business, IIS provides systems throughout the intelligence information chain.

Meteorological, earth observation mission

IIS won a role valued at approximately $1 billion in the National Polar-orbiting Operational Environmental Satellite System (NPOESS) under contract to Northrop Grumman. NPOESS merges meteorological and earth observation functions of the National Oceanic and Atmospheric Administration (NOAA), the Department of Defense, and the National Aeronautics and Space Administration (NASA). Raytheon will provide the ground system for NPOESS, including command, control, and communications and interface data processing. Raytheon's Space and Airborne Systems business is developing and manufacturing an NPOESS sensor under a separate contract.

UAVs and communications

IIS received major follow-on contracts for the U.S. Air Force Global Hawk® System and the U.S. Navy's Tactical Control System (the system that controls the Shadow, Predator, Pioneer, and Firescout unmanned aerial vehicles). IIS brought the Global Broadcasting System program to operational status and received special recognition from the U.S. Joint Staff. The business led development of an advanced communication system for the U.S. Army Future Combat System.

Raytheon Information Solutions was created in 2002 to match Raytheon's information technology experience with the needs of the growing federal and commercial marketplace. *PC Magazine* honored Raytheon subsidiary SilentRunner® with a Technical Excellence Award for network security analysis software.

Process and performance improvements

Raytheon Six Sigma improved cash flow, delivered customer value, and increased productivity. With award fees averaging 97 percent, IIS met or exceeded customer expectations through disciplined, customer-focused program management.



Mike Keebaugh
President



Successful Strategic Pursuit

Raytheon won the National Polar-orbiting Operational Environmental Satellite System (NPOESS) Acquisition and Operations contract, which merges the environmental, polar-orbiting systems of NOAA, Department of Defense, and NASA. Raytheon is responsible for the ground segment – command, control, communications, data processing, and field terminals – and the primary NPOESS sensor, the Visible Infrared Imager Radiometer Suite.

Space and Airborne Systems

Space and Airborne Systems (SAS) combines the former Electronic Systems' Surveillance & Reconnaissance Systems, and Air Combat and Strike Systems businesses. SAS is a $3 billion world leader in integrated systems and solutions for advanced missions such as missile defense; unmanned aerial operations; weapon-grade lasers; and intelligence, surveillance, and reconnaissance.

Solutions for advanced airborne needs

SAS is spearheading development and production of sensing and other systems for unmanned aircraft, including Predator and Global Hawk. In 2002, Raytheon completed a next-generation active electronically scanned array (AESA) radar system for the U.S. Navy's F/A-18 E/F aircraft. It is scheduled to begin flight tests soon. The system is designed to enhance situational awareness, allowing aviators to fire missiles sooner. The new radar permits better tracking of multiple targets and allows air-to-air and air-to-ground scanning almost simultaneously.

Raytheon is developing another next-generation system for the B-2 bomber and is the co-developer of the Multi-Platform Radar Technology Insertion Program in a joint project with Northrop Grumman. Raytheon provides an earlier-generation AESA system for the F-15, which is deployed at Elmendorf Air Force Base.

SAS is a key participant on a team formed in early 2003 to seek contracts from the U.S. Air Force to develop and integrate a network of systems for direction of ground and air operations from a highly sophisticated airborne command post. Raytheon's contributions would include systems for intelligence, surveillance, and reconnaissance; unmanned vehicle control; on- and off-board sensors; and information security. SAS is developing technology for two strategic Air Force initiatives: a 25-kilowatt high-energy laser and a powerful palm-size digital GPS terminal. The former could lead to weapon-grade laser capability. The latter will serve as a computer and a secure satellite navigation aid for ground forces.

Space-based defense

SAS received a contract to provide the primary sensing units for tests of the Space Tracking and Surveillance System. Formerly known as the Space-Based Infrared System Low, it is designed to detect and track hostile ballistic missiles.



Jack Kelble
President



Pioneering in Space

In the Integrated Test Facility in El Segundo, Calif., these Raytheon employees perform some of the world's most sophisticated testing in simulated space conditions. This facility can be used to test equipment for a space-based radar system that will represent one of the most challenging constellations of satellites ever conceived.

Network Centric Systems

Network Centric Systems (NCS) provides superior mission integration for communication and information dominance, real-time shared knowledge, and sensor systems for the U.S. Armed Forces, Department of Homeland Security, Federal Aviation Administration, national security agencies, and international customers. A $3 billion business, it combines three former Raytheon business units. Raytheon's commitment to innovative solutions for emerging markets is evidenced by the purchase of JPS Communications.

Situational awareness

In early 2003, Raytheon and Lockheed Martin announced that they have teamed to bid for the U.S. Navy's Cooperative Engagement Capability (CEC) Block 2 program. Combined with the CEC Block 1 effort, the program's total value is estimated at $3 billion. CEC is a unique sensor networking system that helps war fighters detect, target, and kill fast-moving airborne weapons. Raytheon's Command and Control business developed a mobile deployable headquarters (CDHQ) for the U.S. Central Command. CDHQ delivers command, control, and communication capabilities to the forward battlefield.

Raytheon has many other systems designed to give the war fighter information and agility in battle. For example, NCS's Combat Systems provides U.S. Army and Marine Corps customers with thermal imaging-based fire control systems, target acquisition systems, and reconnaissance and surveillance mission equipment packages. And NCS's Integrated Communication Systems received a contract in 2002 for the advanced development phase of the Mobile User Objective System, which enables wireless networking among U.S. Special Forces.

Federal and civilian networking

Raytheon's Air Traffic Management Systems integrates communication, navigation, surveillance, and air traffic management for both civilian and military applications, including the Standard Terminal Automation Replacement System (STARS), which began deployment in the United States in 2002. Secure Networks provides information security for voice, video, and data transmissions for federal agencies, the U.S. military, and the President of the United States. NCS provides secure networking to 300,000 users in the world's largest military intranet program – the Navy and Marine Corps Intranet (NMCI).



Colin Schottlaender
President



Jim Carter
Vice President
and Deputy



Transforming the Battlespace
Raytheon is a leader in network-centric warfare capabilities, which are key to U.S. Department of Defense transformation objectives. Cooperative Engagement Capability (CEC) is a unique sensor networking system that helps war fighters detect, target, and intercept fast-moving threats. CEC extracts data from sensors, turns this data into meaningful information, and provides commanders with a clear and timely picture of the battlespace.

Homeland Security

Immediately following September 11, 2001, Raytheon focused on three critical homeland security missions: to detect threats, protect against them, and, if necessary, aid in crisis response.

The company identified expertise in emergency management systems, command and control, and advanced electronics and information technology systems that could be used to help track, monitor, and identify potential threats; protect communities; and respond to crises.

In June 2002 Raytheon established a Homeland Security business to sharpen its focus on these critical needs. It operates with a small staff in the Washington, D.C. area. As a "virtual" business (not separately reported), it taps into other Raytheon businesses to offer integrated solutions to customer needs.

Detect and protect

Drawing on decades of experience serving the Department of Defense and the intelligence communities, Raytheon launched several initiatives designed to search and harvest information from the vast archives of public and proprietary sources – at speeds unthinkable only a few years ago. The goal is to find the kernel of information that could identify or illuminate potential terrorist plans.

Raytheon has solutions for infrastructure and facility protection of airports, seaports, public access sites, and industrial sites. The company's capabilities include systems to provide physical security, surveillance, and intrusion detection.

Respond

One of the most formidable challenges faced by the first personnel to respond to a disaster site is how to conduct immediate, interoperable communications.

Raytheon's First Responder mobile command and communication vehicle – packed with high-tech communications and electronics gear – enables police, fire, and emergency crews to communicate seamlessly while helping them control and track the deployment of units and personnel.



Hugo Poza
Vice President



Homeland Security
Detect, protect, and respond are the three pillars of Raytheon's homeland security initiatives. Shown here is Raytheon's First Responder mobile command and communication vehicle, which draws on Raytheon's expertise in command and control. The First Responder vehicle supports satellite, radio, cell phone, wireless Local Area Networks, and radio interoperability to take command of an incident and control, as well as track, the deployment of units and personnel at the scene.

Raytheon Technical Services Company

Logistics and technical services are especially important as U.S. and allied forces are being transformed to respond with increasing levels of precision, agility, and technology integration. Raytheon Technical Services Company (RTSC) is well positioned to meet these needs. RTSC is a $2 billion business that provides technical, scientific, and professional services on every continent, to defense, federal, and commercial customers.

Military training

During the year, RTSC continued U.S. Army tactical engagement, instrumentation, and range training systems support worldwide, providing realistic combat training environments. Raytheon enhanced scoring accuracy at the Area Weapon Scoring System facility and modernized information systems at the National Training Center and the Combat Maneuver Training Center, facilitating force-on-force training for U.S. and international troops. The company streamlined the process for adding requirements to Live Training, the Army's largest range training contract.

International support

Raytheon continued to support the needs of international and commercial customers in Canada, Jordan, Australia, the United Kingdom, and countries of the former Soviet Union. RTSC received a contract to upgrade the Canadian Navy's Close-in Weapons Systems for ship defense, and expanded support to the Defense Threat Reduction Agency. Activities include the destruction of strategic bombers, missiles, and mobile launchers. Raytheon, through its joint venture, Eurest Raytheon Support Services, signed a commercial contract to provide catering, facility management, and transportation services for Tengizchevroil, a ChevronTexaco-Kazakhstan joint venture.

One company

One-third of RTSC's employees provide integrated logistics support for Raytheon-fielded systems and products, participating in each phase of the procurement process, from business development through life-cycle maintenance, enabling Raytheon to offer broad, long-term solutions to customers' increasingly complex needs.



Bryan Even
President



21st Century Training

Soldiers at Combat Training Centers wear instrumented devices that Raytheon maintains. The instrumentation feeds data into the communications system for real-time maneuver tracking and documentation. Raytheon employees synthesize information from data, voice, and video feeds, providing training analysis to the Army. In addition to operations, maintenance, and mission planning for military engagements, Raytheon provides scenario development operations and battlefield effects.

Raytheon Aircraft Company

The year 2002 was a difficult one for general aviation. Worldwide shipments of new aircraft fell for the year, according to the General Aviation Manufacturers Association. The turboprop segment was hardest hit by the weak economy.

Despite a turbulent market, a combination of process improvement, management discipline, and strict financial controls delivered performance and productivity improvements across the business. Cash flow improved and expenses were reduced. High levels of customer service were achieved.

Revitalizing the Beechcraft and Hawker brands

A $2 billion business, Raytheon Aircraft Company (RAC) celebrated its 70th anniversary during the year by emphasizing a return to the predictable performance, quality, and high level of customer service associated with the legendary Beechcraft and Hawker brands.

Customers around the world applauded the announcement of the formation of Beechcraft and Hawker divisions – to serve Raytheon Aircraft's owner-flown and corporate flight department segments with dedicated sales and support organizations.

Drawing on the Beechcraft and Hawker roots, Raytheon Aircraft launched a restructured and revitalized customer support organization, reaching out to customers in regional meetings, customer lunches, interactive Internet sessions, and through personal customer involvement in strategy discussions. All elements of RAC's customer support activities were reviewed and benchmarked against service industry best practices.

Progress in Hawker business jets

The Hawker 800XP business jet continued to be a customer-preferred midsize aircraft. It was further improved with the introduction of the Collins Pro Line 21™ avionics suite as standard equipment. With the development program well along for the new super-midsize Hawker Horizon® business jet, the aircraft was flown to Orlando, Fla., as Raytheon Aircraft's centerpiece

Beechcraft and Hawker Pride

Raytheon Aircraft's Beechcraft Premier I jet, left, and Hawker Horizon jet, right, represent the flagship aircraft for the world-famous Beechcraft and Hawker fleets. Both business aircraft have high-technology composite fuselages to provide roomier cabins and greater speed. The fastest entry-level jet with the largest passenger cabin in its class, the Beechcraft Premier I aircraft has expanded its global reach by achieving certification in eight countries around the world.



at the National Business Aviation Association annual convention.

Beechcraft Premier I jet goes international

The flagship of the Beechcraft product line is the renamed Beechcraft Premier I, a composite fuselage entry-level business jet. It has achieved 47 deliveries, with 17 to international customers. The Beechcraft Premier I is the leader in its class due to the combination of speed, cabin size, and cockpit integration.

Raytheon Six Sigma gains

Drawing on Raytheon Six Sigma and innovative technology, the business achieved a rise in parts availability from 57 percent to 92 percent, a reduction in warranty claims processing from 31 days to eight days, a reduction in average time an aircraft is grounded due to maintenance issues from 14 days to less than 25 hours, and the successful launch of an industry-leading retail parts Web site.

In the 2002 Customer Support Survey of *Professional Pilot* magazine's readers, Raytheon Aircraft was ranked as experiencing twice the progress of any other general aviation support organization.

100th military trainer delivered

A major provider of special mission aircraft, Raytheon Aircraft delivered the 100th new military training aircraft to the U.S. Air Force – and the first trainer to the U.S. Navy. This multibillion-dollar Joint Primary Aircraft Training System (JPATS) program calls for approximately 800 aircraft to be delivered through the year 2017. During the year, the U.S. government exercised an option for 35 aircraft in a $170 million contract. That brings the total training aircraft ordered – including those delivered – to 250 aircraft through 2002.

While the general aviation market remained difficult, Raytheon Aircraft continued to lay a solid foundation for the future.



Jim Schuster
Chairman and
Chief Executive Officer
Raytheon Aircraft Company


N803HH

International

Raytheon engages the world with a landed presence in various countries, as a joint venture partner, and as an exporter of solutions.

Among the 2002 highlights: the live-fire test of a Patriot Air and Missile Defense System by the Hellenic Air Force, the test firing of an AIM-120 Advanced Medium-Range Air-to-Air Missile (AMRAAM) from a Eurofighter Typhoon in the United Kingdom, the commissioning in China of a new air traffic management system, and the inauguration in Brazil of an integrated environmental and air traffic management system to monitor the Amazon region.

Global advanced solutions

In early 2003, the U.K. Ministry of Defence contracted the Raytheon/Lockheed Martin Javelin Joint Venture as the supplier for its Light Forces Anti-Tank Guided Weapon system program. In 2002, several countries, including Australia, New Zealand, and Taiwan, selected the Javelin anti-armor missile system.

The Republic of Korea selected the AIM-120C AMRAAM and the AIM-9X air-to-air missile for its newest fighter, the F-15K aircraft. India selected the Thales Raytheon Systems transatlantic joint venture to provide Firefinder counter-battery artillery radars. A contractor team, including Raytheon Systems Limited – the company's U.K. subsidiary – and led by Saab Bofors Dynamics AB of Sweden, was chosen to provide the British Army's Next Generation Light Anti-Armour Weapon.

Raytheon was selected by the Canadian Navy to upgrade Phalanx ship defense systems and by Kuwait to upgrade Patriot systems.

Customer focus through teaming

There were a number of examples of global teaming. For example, the European Space Agency partnered with Raytheon Systems Limited and European industries to study the systems security of Galileo, the next-generation, satellite-based global positioning and timing system. The Australian Defence Science and Technology Organisation teamed with Raytheon Australia in a strategic research and development alliance.

From continent to continent, Raytheon is a leading integrator of mission solutions.



Tom Culligan
Chief Executive Officer
Raytheon International, Inc.

Global Expertise

The aerodynamic validation test aircraft for the U.K.'s Airborne Stand-Off Radar (ASTOR) system completed its flight program in 2002. During the year, work commenced on modifying the first of the five Global Express® aircraft. Raytheon Systems Limited is the prime contractor for this long-range, ground surveillance system for the U.K. Ministry of Defence. ASTOR draws on Raytheon's technology expertise and will provide the British Armed Forces with a world-class system.



Corporate Governance and Commitment

Corporate governance

Raytheon aspires to be a leader in corporate governance practices. The company believes boards ought to be substantially independent, smaller rather than larger, engage in frequent individual discussions with the chief executive officer, and know and feel free to contact the Leadership Team.

As part of its focus on corporate governance, the Board elected Warren B. Rudman, who joined the Board in 1993, as its lead director. He served two distinguished terms as a U.S. senator from New Hampshire, co-chaired the bipartisan U.S. Commission on National Security, and was a member of the Conference Board's Commission on Public Trust and Private Enterprise. Stakeholders are encouraged to visit the company's corporate governance Web site.

Community commitment

Raytheon focuses its corporate contributions on education – which received about two-thirds of the company's corporate giving in 2002. Raytheon invests in future engineers and scientists, works to develop women and minorities in technical careers, and supports employee giving to education through its matching gifts program.

The company is also accelerating its efforts to encourage volunteerism by employees and retirees, especially in math and science teaching and learning to ultimately increase the flow of engineers into the workplace.

Protecting people and the environment

Raytheon believes that valuing people begins by providing a safe workplace and protecting the environment. Since 1998, Raytheon has reduced employee injuries by 66 percent, the amount of hazardous wastes it generates by 67 percent, and chemical emissions by 83 percent.

Raytheon participates with local communities to promote environmental and safety stewardship. More than 250 community projects have been conducted in the last three years, engaging more than 1,000 employees. The company has also reached out to mentor suppliers on environmental, health, and safety issues, and received an Environmental Protection Agency regional award for these efforts.



Partnering with Stakeholders

Chairman and Chief Executive Officer Dan Burnham speaks to Raytheon Vice President of Ethics Patti Ellis at the 10th anniversary conference of the Ethics Officer Association. Raytheon was an early member of the organization. Raytheon aspires to be a leader in corporate governance practices, to tap into the volunteerism of its employees and retirees to support math and science education, and to provide a safe workplace while protecting the environment.

Investor Information

Corporate Headquarters
Raytheon Company
141 Spring Street
Lexington, MA 02421
Telephone: 781.862.6600

Common Stock Symbol
Raytheon Company common stock is listed on the New York, Chicago, and Pacific stock exchanges. The stock symbol is: RTN

Annual Meeting
The 2003 Annual Meeting of Stockholders will be held on Wednesday, April 23, 2003, at 10:00 a.m.
Raytheon Corporate Headquarters
141 Spring Street
Lexington, MA 02421

Stock Transfer Agent, Registrar, and Dividend Disbursing Agent
American Stock Transfer & Trust Company is Raytheon's transfer agent and registrar. American Stock Transfer & Trust maintains the company's stockholder records and is responsible for disbursing dividend checks. Name and address changes, lost stock certificate replacement, stock ownership transfers, and Form 1099 questions should be directed to:

Raytheon Company
c/o American Stock Transfer & Trust Company
800.360.4519

First Class Mail
6201 Fifteenth Street
Brooklyn, NY 11219

Dividend Distribution/Direct Dividend Deposit
Common stock dividends are payable quarterly, upon authorization of the Board of Directors, normally at the end of January, April, July, and October. Direct Dividend Deposit (via ACH) is available to Raytheon stockholders. For enrollment information, call: 800.360.4519.

Dividend Reinvestment
As an added service to stockholders, Raytheon Company has a Dividend Reinvestment Plan, administered by American Stock Transfer & Trust Company. This plan gives stockholders the option of having their cash payments applied to the purchase of additional shares. For enrollment information about this plan, call: 800.360.4519.

Investor Relations
Securities analysts, investors, and other members of the financial community requesting information about Raytheon should contact:

Timothy C. Oliver
Vice President
Investor Relations
Raytheon Company
141 Spring Street
Lexington, MA 02421
781.860.2303

Media Relations
Members of the news media requesting information about Raytheon should contact:

James L. Fetig
Vice President
Media Relations
Raytheon Company
141 Spring Street
Lexington, MA 02421
781.860.2386

Web Site
Raytheon's Web site offers financial information and facts about the company, its products, and services. It is updated continually with news and information. Raytheon's Internet address is: http://www.raytheon.com

Copies of Reports
Copies of the company's annual reports, latest SEC filings, quarterly earnings reports, and other information may be requested through the company's Web site at http://www.raytheon.com or call: 781.860.2303.

This year, Raytheon has split its traditional Annual Report into two "books" – one that reports on the company's financial performance in 2002, and another – this one – that reviews the company's capabilities, relationships with its stakeholders, and progress over the last few years. This "book" is called the Annual Review.

Raytheon

2002 ANNUAL REPORT

February 20, 2003

Dear Fellow Stockholders:

Raytheon's government and defense businesses, which make up the lion's share of the company, performed extremely well in 2002. Government and defense sales increased 9 percent for the year. Raytheon Aircraft met its operating commitments in a persistently difficult market. Raytheon achieved exceptional cash generation. Operating cash flow from continuing operations was $1.6 billion, nearly double our initial plan. While discontinued operations consumed much of this, net debt at the end of 2002 was $6.9 billion, down significantly from the combined net debt of more than $13 billion reached during 1998.

I am delighted with the strong growth and strategic wins in our defense businesses during 2002, which reflect our tremendous focus on customer satisfaction and position us well for long-term growth. While the mix of programs we won, and didn't win, was different than we might have expected, I'm very excited about the outcome. I am also pleased with Raytheon Aircraft's performance in meeting its commitments in 2002, a tough year for general aviation. For the full year, Raytheon earned $1.85 per diluted share from continuing operations, with a net loss of $1.57, due primarily to discontinued operations. Total 2002 sales for the company were $16.8 billion, compared to $16.0 billion for 2001, an increase of 7 percent when adjusted for divestitures. Raytheon's total year-end backlog was $25.7 billion.

During the year, we announced a reorganization of our government and defense businesses to increase customer focus and to position the company for growth. The new leaner organization is a natural evolution of the progress we've made as a company. It removes a layer of management and gives the businesses even greater accountability to do what's needed to grow and prosper.

Bill Swanson, who headed our largest defense business under the old structure, was named president of the company in July 2002 and leader of the reorganized government and defense businesses. The Commercial Electronics businesses have been folded into our government and defense business units. The company will begin reporting financial results in the new structure beginning with the first quarter 2003. Raytheon Aircraft Company will continue to report separately.

While we have our challenges – completing the projects from our discontinued engineering and construction business, as well as Raytheon Aircraft's persistently difficult aviation market – I believe that the work done by the entire Raytheon team over the last few years has positioned the company well for the future. Thank you for your confidence in the Raytheon team.

Sincerely,

Daniel P. Burnham

Daniel P. Burnham
Chairman and Chief Executive Officer

Table of Contents

Five-Year Statistical Summary

(In millions except share amounts and total employees)	2002	2001	2000	1999	1998
Results of Operations					
Net sales	**$ 16,760**	$ 16,017	$ 15,817	$ 16,142[5]	$ 16,241
Operating income	**1,754**	766[2]	1,580	1,645[6]	2,122[9]
Interest expense	**497**	696	761	724	722
Income from continuing operations	**755**	18[2]	477	546[7]	940[10]
Net income (loss)	**(640)**[1]	(755)[3]	138[4]	399[8]	840[11]
Diluted earnings per share from continuing operations	**$ 1.85**	$ 0.05[2]	$ 1.40	$ 1.60[7]	$ 2.75[10]
Diluted earnings (loss) per share	**(1.57)**[1]	(2.09)[3]	0.40[4]	1.17[8]	2.46[11]
Dividends declared per share	**0.80**	0.80	0.80	0.80	0.80
Average diluted shares outstanding (in thousands)	**408,031**	361,323	341,118	340,784	341,861
Financial Position at Year-End					
Cash and cash equivalents	**$ 544**	$ 1,214	$ 871	$ 230	$ 421
Current assets	**7,190**	9,647	9,444	10,732	10,816
Property, plant, and equipment, net	**2,396**	2,196	2,339	2,224	2,070
Total assets	**23,946**	26,773	27,049	28,222	28,345
Current liabilities	**5,107**	5,815	5,071	7,998	7,165
Long-term liabilities (excluding debt)	**2,831**	1,846	2,021	1,886	2,134
Long-term debt	**6,280**	6,874	9,051	7,293	8,157
Total debt	**7,433**	8,237	9,927	9,763	8,980
Mandatorily redeemable equity securities	**858**	857	—	—	—
Stockholders' equity	**8,870**	11,381	10,906	11,045	10,889
General Statistics					
Total backlog	**$ 25,666**	$ 25,605	$ 25,709	$ 24,034	$ 18,924
U.S. government backlog included above	**18,254**	16,943	16,650	14,575	12,672
Capital expenditures	**458**	461	421	507	456
Depreciation and amortization	**364**	677	642	646	688
Total employees from continuing operations	**76,400**	81,100	87,500	90,600	92,900

(1) Includes a loss from discontinued operations of $1,013 million pretax and a cumulative effect of change in accounting principle of $545 million pretax. The impact of these items combined was a charge of $1,396 million after-tax or $3.42 per diluted share.

(2) Includes charges of $745 million pretax, $484 million after-tax, or $1.34 per diluted share.

(3) Includes charges of $745 million pretax and a loss from discontinued operations of $1,138 million pretax. The impact of these items combined was a net charge of $1,241 million after-tax or $3.44 per diluted share.

(4) Includes a loss from discontinued operations of $473 million pretax, $339 million after-tax, or $0.99 per diluted share.

(5) Includes charges of $84 million and special charges of $15 million.

(6) Includes charges of $89 million and restructuring and special charges of $196 million, offset by $76 million of favorable adjustments to restructuring-related reserves.

(7) Includes charges of $89 million pretax and restructuring and special charges of $210 million pretax, offset by favorable adjustments to restructuring-related reserves of $76 million pretax and a net gain on sales of operating units and investments of $23 million pretax. The impact of these items combined was a net charge of $125 million after-tax or $0.37 per diluted share.

(8) Includes charges of $89 million pretax, restructuring and special charges of $210 million pretax, and a loss from discontinued operations of $133 million pretax, offset by favorable adjustments to restructuring related reserves of $76 million pretax and a net gain on sales of operating units and investments of $23 million pretax.The impact of these items combined was a net charge of $219 million after-tax or $0.64 per diluted share.

(9) Includes special charges of $167 million.

(10) Includes special charges of $167 million pretax and a net gain on sales of operating units of $141 million pretax. The impact of these items combined was a net charge of $41 million after-tax or $0.12 per diluted share.

(11) Includes special charges of $167 million pretax and a loss from discontinued operations of $142 million pretax, offset by a net gain on sales of operating units of $141 million pretax. The impact of these items combined was a net charge of $141 million after-tax or $0.41 per diluted share.

Note: In 2002, the Company changed its method of inventory costing at Raytheon Aircraft from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. The change decreased the net loss in 2002 by $7 million or $0.02 per diluted share. Prior periods have been restated to reflect this change. The effect of the change on the reported net loss in 2001 was a decrease of $8 million or $0.02 per diluted share. The effect of the change on reported net income was a decrease of $3 million or $0.01 per diluted share in 2000, $5 million or $0.01 per diluted share in 1999, and $4 million or $0.01 per diluted share in 1998. In addition, certain prior year amounts have been reclassified to conform with the current year presentation.

Overview

Raytheon Company (the "Company") is one of the largest defense electronics contractors in the world, serving all branches of the U.S. military and other U.S. government agencies, NATO, and many allied governments. The Company is a leader in defense electronics, including missiles; radar; sensors and electro-optics; intelligence, surveillance, and reconnaissance (ISR); command, control, communication, and information systems; naval systems; air traffic control systems; and technical services. The Company's defense electronics businesses are well positioned to capitalize on emerging opportunities in missile defense; precision engagement; intelligence, surveillance, and reconnaissance; and homeland security. Due to the multi-year defense spending cycle, recent increased budget authorizations in these areas are expected to favorably impact the Company's defense electronics businesses over the next several years. Raytheon's commercial electronics businesses leverage defense technologies in commercial markets.

Raytheon Aircraft is a leading provider of business and special mission aircraft and delivers a broad line of jet, turboprop, and piston-powered airplanes to corporate and government customers worldwide. The Company continues to see soft demand for new and used aircraft in 2003.

Defense Industry Considerations

Few recent developments have altered the defense and security environment of the United States as dramatically as the events of September 11, 2001. In response, the U.S. has committed itself to a long-term war on terrorism. Simultaneously, the U.S. must also replenish war materials consumed during operations in Afghanistan while also making progress toward Secretary Rumsfeld's goal of military transformation. The latest U.S. Department of Defense budget reflects these three diverse objectives.

Military transformation, which had been under review prior to September 11th, is expected to gain momentum. Secretary Rumsfeld is focused on 4 pillars of transformation:

- Strengthening joint operations
- Experimenting with new approaches to warfare
- Exploiting U.S. intelligence advantages
- Developing transformational capabilities

Transformation is focused on meeting the military challenges of the future. In this new environment, the need for advanced technology and defense electronics is clear. In order to respond quickly to global threats and protect our forces in-theater, the U.S. will have to rely more heavily on intelligence and instantaneous, secure communication. At the same time, our military must also help defend the homeland against terrorist and missile attack.

The Company's strategy is focused on meeting domestic and international customers' needs in areas where the Company has both experience and technology discriminators. The Company's growth strategy is focused on four strategic business areas:

- Missile Defense
- Precision Engagement
- Intelligence, Surveillance and Reconnaissance
- Homeland Security

The President has made a commitment to have a U.S. missile defense system operational by 2004. The Company has a broad array of technology and capabilities in this growing area. From the Company's hit-to-kill weapons, to radar sensors, to space-based infrared sensors, to command and control, the Company is positioned to meet the nation's needs.

While the Company's position as a leader in Missile Defense is well recognized, Precision Engagement is a much broader concept. It includes the identification and tracking of targets as well as engagement and effectiveness assessment. The Company produces products across the entire engagement chain.

The Company's innovative sensing, processing, and dissemination technologies effectively compress the information gap from hours to minutes. The Company's Intelligence, Surveillance and Reconnaissance programs cover the full spectrum of information management, providing the ability to task, collect, process, exploit, and disseminate national and tactical target data. These abilities are crucial for warfighters to achieve information dominance throughout the entire battlespace.

In the area of Homeland Security, the Company has skills, experience, and technology in areas such as airport security; command, control, and communications; and the integration and fusion of sensory inputs for real-time decision support. This is still a new market with significant uncertainty and the ultimate customers and available funding have yet to be determined.

Unlike many major defense contractors, the Company provides electronics for a wide range of missions and platforms. The Company has several thousand programs. This reduces some of the risk and volatility often inherent in the defense industry.

The Company generally acts as a prime contractor or subcontractor on its programs. The funding of U.S. government programs is subject to Congressional authorization and appropriation. While Congress generally appropriates funds on a fiscal year basis, major defense programs are usually conducted under binding contracts over multiple years, which provides a level of continuity uncommon to many industries. The termination of funding for a U.S. government program could result in a loss of future revenues, which would have a negative effect on the Company's financial position and results of operations. U.S. government contracts are generally subject to oversight audits and contain provisions for termination. Failure to comply with U.S. government regulations could lead to suspension or debarment from U.S. government contracting.

Sales to the U.S. government may be affected by changes in procurement policies, budget considerations, changing defense requirements, and political developments. The influence of these factors, which are largely beyond the Company's control, could impact the Company's operations.

Consolidated Results of Operations

Net sales were $16.8 billion in 2002, $16.0 billion in 2001, and $15.8 billion in 2000. Sales to the U.S. Department of Defense were 62 percent of sales in 2002 and 59 percent in 2001 and 2000. Total sales to the U.S. government, including foreign military sales, were 73 percent of sales in 2002, 70 percent in 2001, and 65 percent in 2000. International sales, including foreign military sales, were 21 percent of sales in 2002, 22 percent in 2001, and 20 percent in 2000.

Gross margin, net sales less cost of sales, was $3.4 billion in 2002, $2.4 billion in 2001, and $3.2 billion in 2000, or 20.3 percent of sales in 2002, 14.7 percent in 2001, and 20.3 percent in 2000. Included in gross margin in 2001 were charges of $745 million at Raytheon Aircraft, described below in Segment Results, and goodwill amortization of $334 million which was discontinued January 1, 2002 in accordance with SFAS No. 142, described below. Included in gross margin in 2000 was a $74 million favorable adjustment to restructuring-related reserves that was more than offset by unfavorable contract adjustments. Also included in gross margin in 2000 was goodwill amortization of $337 million. Excluding the Raytheon Aircraft charges and goodwill amortization, gross margin was $3.4 billion or 21.4 percent of sales in 2001. Excluding goodwill amortization, gross margin was $3.5 billion or 22.4 percent of sales in 2000. The decrease in gross margin as a percent of sales in 2002 was due to lower pension income. The decrease in gross margin as a percent of sales in 2001 was due to lower margins at Raytheon Aircraft. Included in gross margin was pension income of $89 million, $297 million, and $143 million in 2002, 2001, and 2000, respectively. Beginning in the first quarter of 2003, the Company will change the way pension expense or income is reported in the Company's segment results, described below in Segment Reorganization.

Administrative and selling expenses were $1,199 million or 7.2 percent of sales in 2002, $1,131 million or 7.1 percent of sales in 2001, and $1,117 million or 7.1 percent of sales in 2000.

Research and development expenses were $449 million or 2.7 percent of sales in 2002, $456 million or 2.8 percent of sales in 2001, and $507 million or 3.2 percent of sales in 2000. The decrease in research and development expenses in 2002 and 2001 was due to more focused research and development efforts and new program investments made in 2000.

Operating income was $1,754 million or 10.5 percent of sales in 2002, $766 million or 4.8 percent of sales in 2001, and $1,580 million or 10.0 percent of sales in 2000. Excluding the Raytheon Aircraft charges and goodwill amortization, operating income was $1,845 million or 11.5 percent of sales in 2001. Excluding goodwill amortization, operating income was $1,917 million or 12.1 percent of sales in 2000. The changes in operating income by segment are described below in Segment Results.

Interest expense from continuing operations was $497 million in 2002, $696 million in 2001, and $761 million in 2000. In 2002 and 2001, the Company allocated $79 million and $18 million, respectively, of interest expense to discontinued operations. The Company will not allocate interest expense to discontinued operations in 2003. Total interest expense was $576 million in 2002 and $714 million in 2001. The decrease in 2002 and 2001 was due to lower average debt and lower weighted-average cost of borrowing due, in part, to the interest rate swaps entered into in 2001, described below in Capital Structure and Resources. The weighted-average cost of borrowing was 6.7 percent in 2002, 7.1 percent in 2001, and 7.3 percent in 2000.

Interest income was $27 million in 2002, $36 million in 2001, and $25 million in 2000.

Other expense, net was $210 million in 2002 versus other income, net of $18 million in 2001 and other expense, net of $12 million in 2000. Included in other expense, net in 2002 was a $175 million charge to write off the Company's investment in Space Imaging® and accrue for a related credit facility guarantee on which the Company expects to make payment in 2003, described below in Major Affiliated Entities, and a $29 million gain on the sale of the Company's corporate headquarters. Other income and expense also included gains and losses on divestitures and equity losses in unconsolidated subsidiaries, as described in Note S, Other Income and Expense of the Notes to Consolidated Financial Statements.

The effective tax rate was 29.7 percent in 2002, reflecting the U.S. statutory rate of 35 percent reduced by foreign sales corporation tax credits, ESOP dividend deductions, and research and development tax credits applicable to certain government contracts. The effective tax rate was 85.5 percent in 2001, reflecting the U.S. statutory rate of 35 percent reduced by foreign sales corporation tax credits, ESOP dividend deductions, and research and development tax credits applicable to certain government contracts, and increased by non-deductible amortization of goodwill. The effective tax rate was 42.7 percent in 2000, reflecting the U.S. statutory rate of 35 percent reduced by foreign sales corporation tax credits and research and development tax credits applicable to certain government contracts, and increased by non-deductible amortization of goodwill. Excluding the effect of the Raytheon Aircraft charges and goodwill amortization, the effective tax rate was 32.9 percent in 2001. Excluding the effect of goodwill amortization, the effective tax rate was 32.7 percent in 2000. At December 31, 2002, the Company had net operating loss carryforwards of $1.2 billion that expire in 2020 through 2022 and foreign tax credit carryforwards of $87 million that expire in 2005 through 2007. The Company believes it will be able to utilize all of these carryforwards over the next 3 to 4 years.

Income from continuing operations was $755 million or $1.85 per diluted share on 408.0 million average shares outstanding in 2002, $18 million or $0.05 per diluted share on 361.3 million average shares outstanding in 2001, and $477 million or $1.40 per diluted share on 341.1 million average shares outstanding in 2000. Excluding the Raytheon Aircraft charges and goodwill amortization, income from continuing operations was $807 million or $2.23 per diluted share in 2001. Excluding goodwill amortization, income from continuing operations was $787 million or $2.31 per diluted share in 2000. The increase in average shares outstanding was due primarily to the issuance of 14,375,000 and 31,578,900 shares of common stock in May and October 2001, respectively.

The loss from discontinued operations, net of tax, described below in Discontinued Operations, was $887 million or $2.17 per diluted share in 2002, $757 million or $2.10 per diluted share in 2001, and $339 million or $0.99 per diluted share in 2000.

There was an extraordinary gain from debt repurchases of $1 million after-tax in 2002 and an extraordinary loss from debt repurchases of $16 million after-tax or $0.04 per diluted share in 2001.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). This accounting standard addresses financial accounting and reporting for goodwill and other intangible assets and requires that goodwill amortization be discontinued and replaced with periodic tests of impairment. In accordance with SFAS No. 142, goodwill amortization was discontinued as of January 1, 2002. In 2002, the Company recorded a goodwill impairment charge of $360 million related to its former Aircraft Integration Systems business (AIS) as a cumulative effect of change in accounting principle. Due to the non-deductibility of this goodwill, the Company did not record a tax benefit in connection with this impairment. Also in 2002, the Company completed its transitional review for potential goodwill impairment in accordance with SFAS No. 142, whereby the Company utilized a market multiple approach to determine the fair value of the 13 reporting units within the defense businesses and allocated goodwill to the defense businesses based upon an estimate of the fair value of the portion of a previously acquired company contribution to the new segment. The Company utilized a discounted cash flow approach to determine the fair value of the commercial business reporting units. As a result, the Company recorded a goodwill impairment charge of $185 million pretax or $149 million after-tax, which represented all of the goodwill at Raytheon Aircraft, as a cumulative effect of change in accounting principle. The Company also determined that there was no impairment of goodwill related to any of its defense businesses beyond the $360 million related to AIS. The total goodwill impairment charge in 2002 was $545 million pretax, $509 million after-tax, or $1.25 per diluted share.

The net loss was $640 million or $1.57 per diluted share in 2002 versus $755 million or $2.09 per diluted share in 2001 and net income of $138 million or $0.40 per diluted share in 2000. Excluding the Raytheon Aircraft charges and goodwill amortization, net income was $62 million or $0.17 per diluted share in 2001. Excluding goodwill amortization, net income was $481 million or $1.41 per diluted share in 2000.

Prior Period Restructuring Initiatives

The Company essentially completed all prior period restructuring initiatives in 2000 except for ongoing idle facility costs. At December 31, 2002, the accrued liability related to prior period restructuring initiatives was $4 million.

In 2002, the Company determined that the cost of certain prior period restructuring initiatives would be lower than originally planned and recorded a $4 million favorable adjustment to cost of sales, a $3 million favorable adjustment to general and administrative expenses, and a $1 million reduction in goodwill.

In 2001, the Company determined that the cost of certain prior period restructuring initiatives would be lower than originally planned and recorded an $8 million favorable adjustment to cost of sales.

In 2000, the Company determined that the cost of certain prior period restructuring initiatives would be lower than originally planned and recorded a $74 million favorable adjustment to cost of sales and an $11 million reduction in goodwill.

Segment Descriptions

Electronic Systems (ES) is the largest segment and represents the majority of the Company's defense electronics businesses. ES focuses on missile systems including anti-ballistic missile systems; air defense; air-to-air, surface-to-air, and air-to-surface missiles; naval and maritime systems; ship self-defense systems; strike, interdiction, and cruise missiles; and advanced munitions. ES also specializes in radar, electronic warfare, infrared, laser, and GPS technologies with programs focusing on land, naval, airborne, and spaceborne systems used for surveillance, reconnaissance, targeting, navigation, commercial, and scientific applications. Some of the leading programs in ES include: the Patriot Air Defense System; the Ground-Based Radar for the THAAD system; technologies for the U.S. Missile Defense Agency; the Tomahawk Cruise Missile program; airborne radar systems for the B-2, F-14, F-15, F/A-18, AV-8B, and the next generation F-22 programs; sensors for applications such as the Global Hawk® and Predator Unmanned Aerial Vehicle Reconnaissance Systems; and advanced night vision technologies.

Command, Control, Communication and Information Systems (C3I) is involved in battle management systems; communication systems; network security software; fire control systems; high resolution space-based imaging systems; air traffic control systems; tactical radios; satellite communication ground control terminals; wide area surveillance systems;

ground-based information processing systems; image processing; large scale information retrieval, processing, and distribution systems; and global broadcast systems. Some of the leading programs in C3I include: the U.S. Navy's Cooperative Engagement Capability (CEC) program that integrates sensor information from multiple sources to provide ships, aircraft, and land-based installations an integrated air picture; the Brazilian System for the Vigilance of the Amazon (SIVAM®), which provides an integrated information network linking numerous sensors to regional and national coordination centers; and air traffic control and weather systems at airports worldwide, including the Federal Aviation Administration/Department of Defense Standard Terminal Automation Replacement System (STARS) program. Through C3I, the Company operates a trans-atlantic joint venture, Thales Raytheon Systems™ (TRS™), encompassing air defense/command and control centers, and ground-based air surveillance and weapon-locating radars.

Technical Services (TS) provides information technology services, training programs, and logistics and base operations support throughout the U.S. and other countries. TS performs complete engineering and depot-level cradle-to-grave support for the Company's manufactured equipment and to various commercial and military customers. TS is a world leader in providing and supporting range instrumentation systems and bases worldwide for the Department of Defense. TS also provides missile range calibration services for the U.S. Air Force, trains U.S. Army personnel in battlefield tactics, and supports undersea testing and evaluation for the U.S. Navy. TS provides operations and engineering support to the Atlantic Underwater Test and Evaluation Center and range technical support and facilities maintenance at several Department of Defense facilities.

The Company's commercial electronics businesses produce, among other things, precision optical products for defense, commercial, and telecommunications customers; gallium arsenide integrated circuits and power amplifiers for defense and wireless communications customers; thermal imaging products for the public safety, industrial, and transportation markets; navigation and communication systems for the commercial and military marine markets; and other electronic components for a wide range of applications.

Raytheon Aircraft Company (RAC) offers a broad product line of aircraft and aviation services in the general aviation market. RAC manufactures, markets, and supports business jets, turboprops, and piston-powered aircraft for the world's commercial, regional airline, fractional ownership, and military aircraft markets. RAC's piston-powered aircraft line includes the single-engine Beech® Bonanza® and the twin-engine Beech Baron® aircraft for business and personal flying. The King Air® turboprop series includes the Beech King Air C90B, B200, and 350. The jet line includes the Beechjet® 400A light jet, the Hawker® 800XP midsize business jet, and the Beechcraft Premier I™ entry-level business jet. A new super midsize business jet, the Hawker Horizon®, is currently in development, with anticipated certification in late 2003 or the first half of 2004, however, the Company's primary objective is to produce a jet that meets all performance expectations and is ready to ship in 2004. RAC also supplies aircraft training systems, including the T-6A trainer selected as the next-generation trainer for the U.S. Air Force and Navy under the Joint Primary Aircraft Training System. Additionally, RAC produces special mission aircraft, including military versions of the King Air and the U-125 search-and-rescue variant of the Hawker 800. RAC also sells a 19-passenger regional airliner.

Segment Results

Net Sales (In millions)	**2002**	2001	2000
Electronic Systems	**$ 9,018**	$ 8,167	$ 7,657
Command, Control, Communication and Information Systems	**4,140**	3,770	3,419
Technical Services	**2,133**	2,050	1,822
Commercial Electronics	**423**	453	666
Aircraft	**2,158**	2,572	3,220
Corporate and Eliminations	**(1,112)**	(995)	(967)
Total	**$16,760**	$16,017	$15,817

Operating Income (In millions)	**2002**	2001	2000
Electronic Systems	**$ 1,260**	$ 1,111	$ 1,044
Command, Control, Communication and Information Systems	**420**	396	358
Technical Services	**128**	158	123
Commercial Electronics	**(4)**	(57)	(4)
Aircraft	**(4)**	(760)	159
Corporate and Eliminations	**(46)**	(82)	(100)
Total	**$ 1,754**	$ 766	$ 1,580

ES had 2002 sales of $9.0 billion versus $8.2 billion in 2001 and $7.7 billion in 2000. The increase in sales in 2002 was due to higher U.S. Department of Defense (DoD) expenditures. The increase in sales in 2001 was due to higher volume across most business units. Operating income was $1,260 million in 2002 versus $1,111 million in 2001 and $1,044 million in 2000. Excluding goodwill amortization, operating income was $1,302 million in 2001 and $1,237 million in 2000. The decrease in operating income in 2002 was due to lower pension income, offset by higher volume. The increase in operating income in 2001 was due to higher volume and higher pension income.

C3I had 2002 sales of $4.1 billion versus $3.8 billion in 2001 and $3.4 billion in 2000. The increase in sales in 2002 was due to higher U.S. DoD expenditures. The increase in sales in 2001 was due to higher volume in U.S. Navy, domestic air traffic control, classified, and secure network programs. Operating income was $420 million in 2002 versus $396 million in 2001 and $358 million in 2000. Included in operating income in 2002 was a charge related to a dispute on a previously terminated commercial contract and a charge related to a current contract dispute that could affect the collection of amounts due. These charges totaled $20 million. Also included was a charge of $19 million to write down receivables related to programs that ended in prior years. Excluding goodwill amortization, operating income was $496 million in 2001 and $458 million in 2000. The decrease in operating income in 2002 was due to the charges described above, cost growth on certain programs, and lower pension income, offset by higher volume. The increase in operating income in 2001 was due to higher volume and higher pension income.

TS had 2002 and 2001 sales of $2.1 billion versus $1.8 billion in 2000. The sales volume at TS remained flat in 2002 despite higher U.S. DoD expenditures due to the loss of several key programs. The increase in sales in 2001 was due to higher volume from new programs. Operating income was $128 million in 2002 versus $158 million in 2001 and $123 million in 2000. Excluding goodwill amortization, operating income was $186 million in 2001 and $152 million in 2000. The decrease in operating income in 2002 was due to a $28 million write-off of contract costs that the Company determined were unbillable. The decrease was offset by a similarly sized reserve at corporate established by the Company in the second half of 2001 to address the issue. The increase in operating income in 2001 was due to higher volume and higher pension income.

Commercial Electronics (CE) had 2002 sales of $423 million versus $453 million in 2001 and $666 million in 2000. The decrease in sales in 2002 and 2001 was due to the divestiture of the Company's recreational marine business in January 2001 and lower volume at RF Components due to reduced industry-wide demand and pricing pressures for cellular handset components. The operating loss was $4 million in 2002 versus $57 million in 2001 and $4 million in 2000. The decrease in the operating loss in 2002 was due to the closure of certain unprofitable businesses and cost reduction actions taken. The increase in the operating loss in 2001 was due to the decline in volume. Contributing to the loss in 2000 was an $8 million restructuring charge at Raytheon Marine's High Seas division and investments in new technology ventures, offset by a $21 million favorable settlement on a commercial training contract. Excluding goodwill amortization, CE had an operating loss of $50 million in 2001 and operating income of $4 million in 2000.

RAC had 2002 sales of $2.2 billion versus $2.6 billion in 2001 and $3.2 billion in 2000. The decrease in sales was due to lower aircraft deliveries, the divestiture of a majority interest in the Company's fractional ownership business in March 2002, and the divestiture of a majority interest in the Company's aviation support business in June 2001. The operating loss was $4 million in 2002 versus $760 million in 2001 and operating income of $159 million in 2000.

Included in the 2001 results was a charge of $693 million related to the Company's commuter aircraft business. This was a result of continued weakness in the commuter aircraft market and the impact of the events of September 11, 2001 on the commuter airline industry. During the first half of 2001, the Company experienced a significant decrease in the volume of used commuter aircraft sales. An evaluation of commuter aircraft market conditions and the events of September 11, 2001 indicated that the market weakness would continue into the foreseeable future. As a result, the Company completed an analysis of the estimated fair value of the various models of commuter aircraft and reduced the book value of commuter aircraft inventory and equipment leased to others accordingly. In addition, the Company adjusted the book value of long-term receivables and established a reserve for off balance sheet receivables based on the Company's estimate of exposures on customer financed assets due to defaults, refinancing, and remarketing of these aircraft. In 2002, the Company bought back the remaining off balance sheet receivables, described below in Off Balance Sheet Financing Arrangements. The Company also recorded a $52 million charge related to a fleet of Starship® aircraft in 2001. During the first three quarters of 2001, the Company had not sold any of these aircraft and recorded a charge to reduce the value of the aircraft to their estimated fair value.

In connection with the buyback of the off balance sheet receivables, the Company recorded the long-term receivables at estimated fair value, which included an assessment of the value of the underlying aircraft. As a result of this assessment, the Company adjusted the value of certain underlying aircraft, including both commuter and Starship aircraft, some of which were written down to scrap value. There was no net income statement impact as a result of this activity.

Excluding the 2001 charges and goodwill amortization, the operating loss was $7 million in 2001. Excluding goodwill amortization, operating income was $166 million in 2000. The decrease in the operating loss in 2002 was due to cost reductions and an $18 million favorable contract adjustment recorded in 2002, partially offset by lower pension income and lower volume. The decrease in operating income in 2001 was due to adverse sales mix and margin pressure on T-6A, Beechjet, and used aircraft due to the market environment. The Company remains concerned about the market outlook for both new and used aircraft.

Backlog at December 31 (In millions)	**2002**	2001	2000
Electronic Systems	**$13,632**	$13,423	$13,260
Command, Control, Communication and Information Systems	**5,633**	5,592	5,396
Technical Services	**1,603**	1,958	2,142
Commercial Electronics	**402**	467	513
Aircraft	**4,396**	4,165	4,398
Total	**$25,666**	$25,605	$25,709
U.S. government backlog included above	**$18,254**	$16,943	$16,650

Included in Aircraft backlog is approximately $900 million related to an order for the Hawker Horizon which, due to current market conditions and development and certification delays, could be restructured or cancelled. Also included in Aircraft backlog is approximately $850 million related to an order received from Flight Options®. If the Company consolidates Flight Options, as described below in Major Affiliated Entities, the Company would reduce its reported Aircraft backlog by approximately $850 million. In addition, in connection with the sale of a majority interest in the Company's aviation support business in June 2001, Aircraft backlog was reduced by $228 million. Approximately $275 million of backlog was reclassified from Electronic Systems to Command, Control, Communication and Information Systems in 2001 in connection with the formation of TRS, described above.

Bookings (In millions)	**2002**	2001	2000
Electronic Systems	**$ 8,986**	$ 8,778	$ 8,912
Command, Control, Communication and Information Systems	**4,335**	3,744	4,036
Technical Services	**1,339**	1,250	1,586
Commercial Electronics	**240**	331	615
Aircraft	**2,409**	2,567	3,336
Total	**$17,309**	$16,670	$18,485

Significant bookings in 2002 included the U.S. Navy's contract award for the DD(X) program of $1.1 billion at ES and the National Polar-orbiting Operational Environmental Satellite System of $900 million at C3I. The decrease in bookings in 2001 was due to the impact of divestitures as well as several large bookings with extended periods of performance at C3I and TS in 1999. In addition, the Company's commercial businesses have been affected by softening market conditions, resulting in declining orders.

Segment Reorganization

Effective January 1, 2003, the Company will begin reporting its government and defense businesses in six segments. In addition, the Company's Commercial Electronics businesses have been reassigned to the new government and defense businesses. The Company's Aircraft segment will continue to be reported separately. Accordingly, beginning in the first quarter of 2003, the Company will report its financial results in the following segments: IDS, IIS, MS, NCS, SAS, TS, and RAC.

Integrated Defense Systems (IDS) provides integrated air and missile defense and naval and maritime war-fighting systems and modeling and simulation capabilities.

Intelligence and Information Systems (IIS) provides signal and image processing, geospatial intelligence, airborne and spaceborne command and control, ground engineering support, and weather and environmental management.

Missile Systems (MS) provides air-to-air, precision strike, surface Navy air defense, land combat missiles, guided projectiles, kinetic kill vehicles, and directed energy weapons.

Network Centric Systems (NCS) provides network centric solutions to integrate sensors, communications, and command and control to manage the battlespace.

Space and Airborne Systems (SAS) provides electro-optical/infrared sensors, airborne radars, solid state high energy lasers, precision guidance systems, electronic warfare systems, and space-qualified systems for civil and military applications.

Technical Services (TS) provides technical, scientific, and professional services for defense, federal, and commercial customers worldwide.

Raytheon Aircraft Company (RAC) manufactures, markets, and supports business jets, turboprops, and piston-powered aircraft for the world's commercial, regional airline, fractional ownership, and military aircraft markets.

Also beginning in the first quarter of 2003, the Company will change the way pension expense or income is reported in the Company's segment results. Statement of Financial Accounting Standards (SFAS) No. 87, Employers' Accounting for Pensions, outlines the methodology used to determine pension expense or income for financial reporting purposes, which is not necessarily indicative of the funding requirements of pension plans, which are determined by other factors. A major factor for determining pension funding requirements are Cost Accounting Standards (CAS) that proscribe the allocation to and recovery of pension costs on U.S. government contracts. The Company will report the difference between SFAS No. 87 (FAS) pension expense or income and CAS pension expense as a separate line item in the Company's segment results called FAS/CAS Income Adjustment. The Company's individual segment results will now only include pension expense as determined under CAS, which can generally be recovered through the pricing of products and services to the U.S. government. Previously, the Company's individual segment results included FAS pension expense or income, which consisted of CAS pension expense and an adjustment to reconcile CAS pension expense to FAS pension expense or income.

The following information reflects the Company's segment results during 2002 and 2001 in the realigned structure. In addition, the individual segment results below include pension expense determined under CAS.

Net Sales (In millions)	2002	2001
Integrated Defense Systems	$ 2,366	$ 2,265
Intelligence and Information Systems	1,887	1,736
Missile Systems	3,038	2,901
Network Centric Systems	3,091	2,865
Space and Airborne Systems	3,243	2,738
Technical Services	2,133	2,050
Aircraft	2,158	2,572
Corporate and Eliminations	(1,156)	(1,110)
Total	$16,760	$16,017

Operating Income (In millions)	2002	2001
Integrated Defense Systems	$ 289	$ 238
Intelligence and Information Systems	180	139
Missile Systems	374	257
Network Centric Systems	278	246
Space and Airborne Systems	428	339
Technical Services	116	123
Aircraft	(51)	(822)
FAS/CAS Income Adjustment	210	386
Corporate and Eliminations	(70)	(140)
	$ 1,754	$ 766

Operating Cash Flow (In millions)	2002	2001
Integrated Defense Systems	$ 194	$ 127
Intelligence and Information Systems	121	43
Missile Systems	176	293
Network Centric Systems	88	59
Space and Airborne Systems	153	215
Technical Services	174	(57)
Aircraft	(50)	(457)
Corporate	783	(44)
Total	$ 1,639	$ 179

Operating cash flow, as defined by the Company to evaluate cash flow performance by the segments, includes capital expenditures and expenditures for internal use software. Corporate operating cash flow includes the difference between amounts charged to the segments for interest and taxes on an intercompany basis and the amounts actually paid by the Company.

Capital Expenditures (In millions)	2002	2001
Integrated Defense Systems	$ 75	$ 89
Intelligence and Information Systems	30	49
Missile Systems	46	37
Network Centric Systems	79	73
Space and Airborne Systems	123	109
Technical Services	21	4
Aircraft	84	100
Total	$ 458	$ 461

Depreciation and Amortization (In millions)	2002	2001
Integrated Defense Systems	$ 44	$ 64
Intelligence and Information Systems	28	66
Missile Systems	46	148
Network Centric Systems	60	126
Space and Airborne Systems	69	126
Technical Services	13	37
Aircraft	104	110
Total	$ 364	$ 677

Identifiable Assets at December 31 (In millions)	2002	2001
Integrated Defense Systems	$ 1,612	$ 1,706
Intelligence and Information Systems	1,926	1,916
Missile Systems	4,429	4,412
Network Centric Systems	3,914	3,904
Space and Airborne Systems	3,875	3,848
Technical Services	1,372	1,503
Aircraft	3,891	3,273
Corporate	2,852	4,568
Total	$23,871	$25,130

Intersegment sales in 2002 and 2001, respectively, were $102 million and $106 million for Integrated Defense Systems, $35 million and $26 million for Intelligence and Information Systems, $219 million and $226 million for Network Centric Systems, $299 million and $324 million for Space and Airborne Systems, $593 million and $545 million for Technical Services, and $4 million and $4 million for Aircraft.

Discontinued Operations

In 2002, the Company sold its Aircraft Integration Systems business (AIS) for $1,123 million, net, subject to purchase price adjustments. The Company is currently involved in a purchase price dispute related to the sale of AIS. There was no pretax gain or loss on the sale of AIS, however, due to the non-deductible goodwill associated with AIS, the Company recorded a tax provision of $212 million, resulting in a $212 million after-tax loss on the sale of AIS. As part of the transaction, the Company retained the responsibility for performance of the Boeing Business Jet® (BBJ) program. The Company also retained $106 million of BBJ-related assets, $18 million of receivables and other assets, and rights to a $25 million jury award related to a 1999 claim against Learjet®. At December 31, 2002, the balance of these retained assets was $64 million. Schedule delays, cost growth, and other variables could continue to have a negative effect on these retained assets. The timing and amount of net realizable value of these retained assets are uncertain and subject to a number of unpredictable market forces.

In 2002, the Company recorded charges related to AIS of $66 million, which included a $23 million write-down of a BBJ-related aircraft owned by the Company, a $28 million charge for cost growth on one of the two BBJ aircraft not yet delivered, and a $10 million charge to write down other BBJ-related assets to net realizable value, offset by a $13 million gain resulting from the finalization of the 1999 claim, described above. The write-down of the BBJ-related aircraft resulted from the Company's decision to market this aircraft unfinished due to the current environment of declining prices for BBJ-related aircraft. The Company was previously marketing this aircraft as a customized executive BBJ. The write-down of other BBJ-related assets reflects the difficulty the Company has been experiencing in liquidating these assets.

In 2002, the pretax loss from discontinued operations related to AIS was $47 million. In 2001 and 2000, pretax income from discontinued operations related to AIS was $5 million and $40 million, respectively.

In 2000, the Company sold its Raytheon Engineers & Constructors businesses (RE&C) to Washington Group™ International, Inc. (WGI) for $73 million in cash plus assumption of debt and other obligations. At the time of the sale, the Company had, either directly or through a subsidiary that it still owns, outstanding letters of credit, performance bonds, and parent guarantees of performance and payment (the "Support Agreements") on many long-term construction contracts and certain leases. The Support Agreements were provided to customers at the time of contract award as security to the customers for the underlying contract obligations. Often, the total security was capped at the value of the contract price to secure full performance, including, in some cases, the payment of liquidated damages available under the contract. At December 31, 2002, the maximum exposure on outstanding Support Agreements for which there were stated values was $367 million for letters of credit, $344 million for performance bonds, and $25 million for parent guarantees. Of these amounts, $49 million of letters of credit and $258 million of performance bonds relate to projects assumed by WGI in its bankruptcy, as described below. There are additional guarantees of project performance for which there is no stated maximum value that also remain outstanding. Of the guarantees that have no maximum stated value, many relate to contract obligations that, by their terms, include caps on liability for certain types of obligations, and all of the underlying projects have substantially completed construction and are in the punchlist, warranty, commercial closeout, and claims resolution phase, except the two Massachusetts construction projects, described below. Some of these contingent obligations and guarantees include warranty provisions and extend for a number of years.

In connection with the sale of RE&C, the Company was entitled to the financial rewards of certain claims, equity investments, and receivables totaling $159 million that were sold to WGI. In addition, the Company was obligated to indemnify WGI against certain obligations and liabilities totaling $88 million. As a result of WGI's bankruptcy filing, described below, the realization of these various assets through WGI was no longer probable, however, the obligations and liabilities could be set off against the assets pursuant to the terms of the purchase and sale agreement. In 2001, the Company recorded a charge of $71 million to write off these assets and liabilities.

In March 2001, WGI abandoned two Massachusetts construction projects, triggering the Company's guarantees to the customer. The Company honored the guarantees and commenced work on these projects. Construction and start-up activities continue on the two projects—the Mystic Station plant and the Fore River plant. Pursuant to the construction contract, since the Mystic Station plant had not achieved performance test completion by January 14, 2003, the Company made payments totaling $68 million, which pre-funded the delay and performance liquidated damages to the maximum amount specified by the construction contract. Also pursuant to the construction contract, the customer has taken the position that a similar missed deadline occurred on February 24, 2003 for the Fore River plant and that a payment of $67 million was required from the Company on that date to pre-fund the delay and performance liquidated damages to the maximum amount specified by the construction contract. The Company believes that this February 24, 2003 deadline was incorrect and should have been extended as a result of changes for which the Company is entitled to change orders, an issue that is now being arbitrated between the Company and the customer. Accordingly, the Company did not make the requested payment to the customer on that date and has informed the customer that the deadline and requested payment are in dispute. As a result, the customer drew down on certain letters of credit totaling $27 million that had been posted by the Company as contract performance security. A resolution of the current dispute between the Company and the customer over the contract deadline and the applicable liquidated damages is dependent upon the outcome of the pending arbitration, which should be concluded later this year. In addition, risks remain in completing the two projects, including costs associated with the possibility of further delays, labor productivity, and the successful completion of required performance tests on the two projects. In 2002, the Company recorded a charge of $796 million resulting from an increase in the estimated cost to complete (ETC) for the two projects. The Company had previously recorded a charge of $814 million in 2001. The cost increases have resulted from declining productivity, schedule delays, misestimates of field engineered materials, and unbudgeted hours worked on the two projects. The Company expects to complete construction and performance testing on the two projects and turn them over to the customer during the second quarter of 2003.

In May 2001, WGI filed for bankruptcy protection. In the course of the bankruptcy proceeding, WGI rejected some ongoing construction contracts and assumed others. In January 2002, WGI emerged from bankruptcy and as part of that process, the stock purchase agreement between WGI and the Company was terminated and WGI and the Company entered into a settlement agreement that provided, among other things, that WGI take reasonable actions to protect the Company against future exposure under Support Agreements related to contracts assumed by WGI and that WGI reimburse the Company for any associated costs incurred. For those contracts rejected by WGI, the Company's obligations depend on the extent to which the Company has any outstanding Support Agreements. The contracts rejected by WGI included four large fixed price international turnkey projects that were close to completion. Construction has been completed on these projects and they are now in the commercial closeout and claims resolution phase. The Company recorded a charge of $18 million in 2002 related to warranty and start-up costs associated with the last project to be completed. In 2001, the Company recorded a charge of $54 million related to these projects.

The contracts rejected by WGI also included two large construction projects that have been provisionally accepted by the customer (Red Oak and Ilijan) on which the Company had Support Agreements. In 2002, the Company recorded a charge of $14 million related to final reliability testing and punch list items. The Company also recorded a charge of $21 million resulting from a contract adjustment on one of these projects due to turbine-related delays. In 2001, the Company recorded a charge of $156 million related to these and the other WGI construction projects on which the Company has Support Agreements. Risks and exposures on the contracts rejected by WGI include equipment and subcontractor performance, punch list and warranty closeout and performance, schedule and performance liquidated damages, final resolution of contract closeout issues, collection of amounts due under the contracts, potential adverse claims resolution including possible subcontractor claims, lease exposures, availability guarantees, surety bonds, and warranties. For the contracts assumed by WGI, the Company's obligations under existing Support Agreements would arise if WGI does not meet the obligations that it has assumed. Risks on the contracts assumed by WGI that are subject to Support Agreements relate to non-performance or defaults by WGI.

The Company's cost estimates for construction projects are heavily dependent upon third parties, including WGI, and their ability to perform construction management and other tasks that require industry expertise the Company no longer possesses. In addition, there are risks that the ultimate costs to complete and close out the projects will increase beyond the Company's current estimates due to factors such as labor productivity and availability of labor, the nature and complexity of the work to be performed, the impact of change orders, the recoverability of claims included in the ETC, and the outcome of defending claims asserted against the Company. There also are claims asserted against the Company by vendors, subcontractors, and other project participants that are not beneficiaries of the Support Agreements. A significant change in an estimate on one or more of the projects could have a material adverse effect on the Company's financial position or results of operations.

In 2002, the Company allocated $79 million of interest expense to RE&C versus $18 million in 2001. Interest expense was allocated to RE&C based upon actual cash outflows since the date of disposition. The Company will not allocate interest expense to RE&C in

2003. In 2002, the Company recorded charges of $38 million for legal, management, and other costs versus $30 million in 2001.

In 2002, 2001, and 2000, the pretax loss from discontinued operations related to RE&C was $966 million, $1,143 million, and $513 million, respectively.

Net cash used in operating activities from discontinued operations related to RE&C was $1,129 million in 2002 versus $635 million in 2001 and $100 million in 2000. The Company expects its operating cash flow to be negatively affected by approximately $300 million to $375 million in 2003 which includes project completion, legal, and management costs related to RE&C. Further increases in project costs may increase the estimated operating cash outflow for RE&C in 2003.

Financial Condition and Liquidity

Net cash provided by operating activities in 2002 was $1,039 million versus $193 million in 2001 and $980 million in 2000. Net cash provided by operating activities from continuing operations was $2,235 million in 2002 versus $789 million in 2001 and $1,009 million in 2000. The increase in net cash provided by operating activities from continuing operations in 2002 was due to better working capital management at the defense businesses, better inventory management at Raytheon Aircraft, a $156 million tax refund received as a result of the Job Creation and Worker Assistance Act of 2002, and $95 million received from the closeout of the Company's interest rate swaps, described below in Capital Structure and Resources. The decrease in net cash provided by operating activities from continuing operations in 2001 was due to an increase in used aircraft inventory at Raytheon Aircraft resulting from lower demand for new and used aircraft, advance payments received in 2000, and accelerated collections on several large programs in 2000.

Net cash used in investing activities was $719 million in 2002 versus $47 million in 2001 and $213 million in 2000. The Company provides long-term financing to its aircraft customers and maintained a program under which it sold general aviation and commuter aircraft long-term receivables under a receivables purchase facility, described below in Off Balance Sheet Financing Arrangements. Origination of financing receivables was $431 million in 2002, $663 million in 2001, and $969 million in 2000. Sale of financing receivables was $263 million in 2002, $696 million in 2001, and $1,034 million in 2000. Repurchase of financing receivables was $347 million in 2002, $329 million in 2001, and $258 million in 2000. Since the receivables purchase facility no longer provided any real economic benefit, the Company bought out the receivables that remained in the facility in 2002 for $1,029 million, eliminating the cost of maintaining it, and brought the related assets onto the Company's books.

Capital expenditures were $458 million in 2002, $461 million in 2001, and $421 million in 2000. Capital expenditures in 2003 are expected to approximate $500 million. Proceeds from sales of property, plant, and equipment were $11 million in 2002, $9 million in 2001, and $40 million in 2000. Expenditures for internal use software were $138 million in 2002, $149 million in 2001, and $110 million in 2000. Expenditures for internal use software in 2003 are expected to approximate $95 million as the Company continues to convert significant portions of its existing financial systems to a new integrated financial package.

Proceeds from the sale of operating units and investments were $1,166 million in 2002 versus $266 million in 2001, and $403 million in 2000. In 2002, the Company sold its AIS business for $1,123 million, described above in Discontinued Operations, and an investment for $43 million, described below in Major Affiliated Entities.

In 2001, the Company sold a majority interest in its aviation support business for $154 million, its recreational marine business for $100 million, and other investments for $12 million. Total sales and operating income related to these divested businesses were $248 million and $13 million, respectively, in 2001.

In 2000, The Company sold its RE&C business for $73 million, described above in Discontinued Operations. The Company also sold its flight simulation business for $160 million, its optical systems business for $153 million, and other non-core business operations for $17 million. Total sales and operating income related to these divested businesses (excluding RE&C) were $166 million and $2 million, respectively, in 2000.

In October 2001, the Company and Hughes® Electronics Corporation agreed to a settlement regarding the purchase price adjustment related to the Company's 1997 merger with Hughes Defense. Under the terms of the agreement, Hughes Electronics agreed to reimburse the Company approximately $635 million of its purchase price, with $500 million received in 2001 and the balance received in 2002. The settlement resulted in a $555 million reduction in goodwill. The $135 million receivable was included in prepaid expenses and other current assets at December 31, 2001.

Net cash used in financing activities was $990 million in 2002 versus net cash provided of $197 million in 2001 and net cash used of $126 million in 2000. Dividends paid to stockholders were $321 million in 2002, $281 million in 2001, and $272 million in 2000. The quarterly dividend rate was $0.20 per share for each of the four quarters of 2002, 2001, and 2000.

Capital Structure and Resources

Total debt was $7.4 billion at December 31, 2002 and $8.2 billion at December 31, 2001. Cash and cash equivalents were $544 million at December 31, 2002 and $1,214 million at December 31, 2001. The Company's outstanding debt has interest rates ranging from 4.5% to 8.3% and matures at various dates through 2028. Total debt as a percentage of total capital was 43.3 percent and 40.2 percent at December 31, 2002 and 2001, respectively.

In 2002, the Company issued $575 million of long-term debt to reduce the amounts outstanding under the Company's lines of credit. Also in 2002, the Company repurchased debt with a par value of $96 million. In addition, the Company eliminated its $1.4 billion receivables purchase facility in 2002, described below in Off Balance Sheet Financing Arrangements. The Company has on file a shelf registration with the Securities and Exchange Commission registering the issuance of up to $2.4 billion in debt securities, common or preferred stock, warrants to purchase any of the aforementioned securities, and/or stock purchase contracts.

In 2001, the Company entered into various interest rate swaps that corresponded to a portion of the Company's fixed rate debt in order to effectively hedge interest rate risk. The $1.2 billion notional value of the interest rate swaps effectively converted approximately 15 percent of the Company's total debt to variable rate debt. In 2002, the Company closed out these interest rate swaps in order to reduce market rate risk. The Company received proceeds of $95 million in 2002 for the fair value of the swaps. The $95 million of value will be amortized over the remaining life of the corresponding debt as a reduction to interest expense. Also in 2001, the Company repurchased long-term debt with a par value of $1,375 million.

In 2000, the Company issued $2.25 billion of long-term debt to repay outstanding short-term debt, extending the maturity of the Company's debt obligations. Also in 2000, the Company issued $350 million of floating rate notes due in 2001 to partially refinance $500 million of long-term debt that matured in 2000.

The Company's most restrictive bank agreement covenant is an interest coverage ratio that currently requires earnings before interest, taxes, depreciation, and amortization (EBITDA), excluding certain charges, to be at least 2.5 times net interest expense for the prior four quarters. In July 2002, the covenant was amended to exclude charges of $450 million related to discontinued operations. The Company was in compliance with the interest coverage ratio covenant, as amended, during 2002 and expects to continue to be in compliance throughout 2003.

Credit ratings for the Company were assigned by Fitch's at F3 for short-term borrowing and BBB- for senior debt, by Moody's at P-3 for short-term borrowing and Baa3 for senior debt, and by Standard and Poor's at A-3 for short-term borrowing and BBB- for senior debt.

Lines of credit with certain commercial banks exist to provide short-term liquidity. The lines of credit bear interest based upon LIBOR and were $2.85 billion at December 31, 2002, consisting of $1.55 billion which matures in November 2003, and $1.3 billion which matures in 2006. The lines of credit were $2.4 billion at December 31, 2001. There were no borrowings under the lines of credit at December 31, 2002, however, the Company had $306 million of outstanding letters of credit which reduced the Company's borrowing capacity under the lines of credit to $2.5 billion. There was $140 million outstanding under the lines of credit at December 31, 2001. Credit lines with banks are also maintained by certain foreign subsidiaries to provide them with a limited amount of short-term liquidity. These lines of credit were $79 million and $129 million at December 31, 2002 and 2001, respectively. There was $1 million and $26 million outstanding under these lines of credit at December 31, 2002 and 2001, respectively. In addition, the Company maintains other credit and synthetic lease facilities, described below in Off Balance Sheet Financing Arrangements.

In May 2001, the Company issued 17,250,000, 8.25% equity security units for $50 per unit totaling $837 million, net of offering costs of $26 million. The net proceeds of the offering were used to reduce debt and for general corporate purposes. Each equity security unit consists of a contract to purchase shares of the Company's common stock on May 15, 2004, which will result in cash proceeds to the Company of $863 million, and a mandatorily redeemable equity security, with a stated liquidation amount of $50, due on May 15, 2006, which will require a cash payment by the Company of $863 million. The contract obligates the holder to purchase, for $50, shares of common stock equal to the settlement rate. The settlement rate is equal to $50 divided by the average market value of the Company's common stock at that time. The settlement rate cannot be greater than 1.8182 or less than 1.4903 shares of common stock per purchase contract. Using the treasury stock method, there is no effect on the computation of shares for diluted earnings per share if the average market value of the Company's common stock is between $27.50 and $33.55 per share. For example, if the Company's average stock price during the period was $40 per share, the diluted shares outstanding would increase by 4.1 million shares or one percent of total shares outstanding at December 31, 2002. At an average stock price of $45 per share, the diluted shares outstanding would increase by 6.5 million shares, or two percent. During 2002, the average market value of the Company's common stock was $35.41 per share, therefore, the Company included 1.4 million shares in its computation of shares for diluted earnings per share.

In May 2001, the Company issued 14,375,000 shares of common stock for $27.50 per share. In October 2001, the Company issued 31,578,900 shares of common stock for $33.25 per share. The proceeds of the offerings were $1,388 million, net of $56 million of offering costs, and were used to reduce debt and for general corporate purposes.

In 2001, the Company eliminated its dual class capital structure and reclassified its Class A and Class B common stock into a single new class of common stock. The Company also effected a 20-for-1 reverse-forward stock split that resulted in holders of fewer than 20 shares of common stock being cashed out of their holdings.

The Company's need for, cost of, and access to funds are dependent on future operating results, as well as conditions external to the Company. Cash and cash equivalents, cash flow from operations, proceeds from divestitures, and other available financing resources are expected to be sufficient to meet anticipated operating, capital expenditure, and debt service requirements during the next twelve months.

Major Affiliated Entities

Investments, which are included in other assets, consisted of the following at December 31:

(In millions)	Ownership%	2002	2001
Equity method investments			
TRS	50.0	**$ 59**	$ 18
HRL®	33.3	**29**	28
HAL	49.0	**13**	7
Indra™	49.0	**12**	12
Raytheon Aerospace™	25.9	**5**	—
TelASIC™	22.8	**2**	—
Flight Options	49.9	**—**	—
Space Imaging	30.9	**—**	48
Raytheon España	—	**—**	38
		120	151
Other investments			
Alliance Laundry Systems		**19**	19
Other		**15**	11
		34	30
Total		**$154**	$181

In 1995, through the acquisition of E-Systems®, Inc., the Company invested in Space Imaging and currently has a 31 percent equity investment in Space Imaging LLC. Since 1996, the Company has guaranteed a portion of Space Imaging's debt and currently guarantees 50 percent of a $300 million Space Imaging credit facility that matures in March 2003. There were $277 million of Space Imaging borrowings outstanding under this facility at December 31, 2002. In 2002, the Company recorded a $175 million charge to write-off the Company's investment in Space Imaging and accrue for the credit facility guarantee on which the Company expects to make payment in 2003. The charge was a result of the Company's and Space Imaging's other major investor's decision not to provide additional funding at this time, whereby the Company does not believe that Space Imaging will be able to repay amounts outstanding under the credit facility.

To date, Space Imaging has purchased a significant amount of equipment from its major investors, including the Company. The Company's outstanding receivables due from Space Imaging totaled $28 million at December 31, 2002. Space Imaging is pursuing its business plan, including assessments relative to future investment in a replacement satellite system and related funding requirements. Space Imaging was recently successful in obtaining certain long-term commitments from the U.S. government for purchases of commercial satellite imagery. In order to fund future replacement satellites, Space Imaging will likely need, but has not yet been able to obtain, commitments for additional funding. In light of current market conditions and those uncertainties, there can be no assurance that Space Imaging will be successful in attracting additional funding.

In 2002, the Company formed a joint venture with Flight Options, Inc. whereby the Company contributed its Raytheon Travel Air® fractional ownership business and loaned the new entity $20 million. The Company's investment in and other assets related to the joint venture totaled $107 million at December 31, 2002, which includes equity losses the Company has recorded since the formation of the joint venture. There was approximately $59 million of collateral value underlying amounts due from Flight Options at December 31, 2002. In addition, there was approximately $88 million of additional transaction-related receivables that the Company recorded at zero due to the uncertainty of the ultimate realization of those amounts, due to the fact that the new entity, Flight Options LLC (FO), has been unprofitable to date and has not been generating adequate cash flow to finance current operations. Given these operating results, the Company has loaned FO an additional $10 million since December 31, 2002.

FO had been pursuing additional equity financing, but was not successful in that regard. As a result, the Company offered to exchange the FO debt it currently holds for additional equity in the joint venture, restructure other debt, and invest additional funds for additional equity. If this restructuring is completed, the Company will be responsible for FO's operations, own a majority of FO's stock, and consolidate FO's results in the Company's financial statements. Negotiations related to the restructuring offer are ongoing. If the Company consolidates Flight Options, it is not expected to have a material effect on the Company's financial position or results of operations, although the Company would reduce its reported Aircraft backlog by approximately $850 million related to an order received from Flight Options in 2002. In addition, the Company's reported revenue, operating income, and other expense would change as a result of the consolidation of Flight Options' results. Flight Options' customers, in certain instances, have the contractual ability to require Flight Options to buy back their fractional share based on its current fair market value. The estimated value of this potential obligation was approximately $530 million at December 31, 2002.

In 2002, the Company sold its investment in Raytheon España for $43 million and recorded a gain of $4 million. Also in 2002, the Company agreed to provide $30 million of financing to JT3, L.L.C., a joint venture formed by the Company to provide range support to the U.S. Air Force and U.S. Navy, under which $21 million was outstanding at December 31, 2002. This financing is collateralized by JT3's customer receivables.

In 2001, the Company formed a joint venture, Thales Raytheon Systems (TRS), that has two major operating subsidiaries, one of which the Company controls and consolidates. In addition, the Company has entered into joint ventures formed specifically to facilitate a teaming arrangement between two contractors for the benefit of the customer, generally the U.S. government, whereby the Company receives a subcontract from the joint venture in its capacity as prime contractor. Accordingly, the Company records the work it performs for the joint venture as operating activity. Certain joint ventures are not included in the table above as the Company's investment in these entities is less than $1 million.

In 2001, the Company sold a majority interest in its aviation support business (Raytheon Aerospace) and retained $66 million in preferred and common equity in the business. The $66 million represents a 26 percent stake and was recorded at zero because the new entity is highly-leveraged. This initial investment will remain at zero until the new entity generates enough cash flow to show that the new entity will be able to liquidate the Company's investment after satisfying its third party debt service payments. The $5 million investment balance noted above represents equity income the Company has recorded since the date of disposition.

The Company also has a 20 percent equity investment in Exostar™ LLC. Due to equity method losses recorded since formation, substantially all of the Company's investment in Exostar has been written off.

In 1998, the Company sold its commercial laundry business unit to Alliance Laundry Systems for $315 million in cash and $19 million in securities.

Commitments and Contingencies

Defense contractors are subject to many levels of audit and investigation. Agencies that oversee contract performance include: the Defense Contract Audit Agency, the Department of Defense Inspector General, the General Accounting Office, the Department of Justice, and Congressional Committees. The Department of Justice, from time to time, has convened grand juries to investigate possible irregularities by the Company. Individually and in the aggregate, these investigations are not expected to have a material adverse effect on the Company's financial position or results of operations.

In 2002, the Company received service of a grand jury subpoena issued by the United States District Court for the District of California. The subpoena seeks documents related to the activities of an international sales representative engaged by the Company related to a foreign military sales contract in Korea in the late 1990s. The Company has in place appropriate compliance policies and procedures, and believes its conduct has been consistent with those policies and procedures. The Company is cooperating fully with the investigation.

The Company continues to cooperate with the staff of the Securities and Exchange Commission (SEC) on an investigation related to the Company's accounting practices primarily related to the commuter aircraft business and the timing of revenue recognition at Raytheon Aircraft from 1997 to 2001. The Company has been providing documents and information to the SEC staff. The Company is unable to predict the outcome of the investigation or any action that the SEC might take.

In late 1999, the Company and two of its officers were named as defendants in several class action lawsuits which were consolidated into a single complaint in June 2000, when four additional former or present officers were named as defendants (the "Consolidated Complaint"). The Consolidated Complaint principally alleges that the defendants violated federal securities laws by making misleading statements and by failing to disclose material information concerning the Company's financial performance during the class period of October 7, 1998 through October 12, 1999. In March 2002, the court certified the class of plaintiffs as those people who purchased the Company's stock between October 7, 1998 and October 12, 1999. In September 2000, the Company and the individual defendants filed a motion to dismiss, which the plaintiffs opposed. The court heard arguments on the motion in February 2001. In August 2001, the court issued an order dismissing most of the claims asserted against the Company and the individual defendants. Discovery is proceeding on the two circumstances that remain the subject of claims.

In 1999 and 2000, the Company was also named as a nominal defendant and all of its directors at the time (except one) were named as defendants in purported derivative lawsuits. The derivative complaints contain allegations similar to those included in the Consolidated Complaint and further allege that the defendants breached fiduciary duties to the Company and allegedly failed to exercise due care and diligence in the management and administration of the affairs of the Company. In December 2001, the Company and the individual defendants filed a motion to dismiss one of the derivative lawsuits. These actions have since been consolidated, and the plaintiffs have filed a consolidated amended complaint. The defendants have advised the court that they intend to file a motion to dismiss the consolidated amended complaint.

In June 2001, a purported class action lawsuit was filed on behalf of all purchasers of common stock or senior notes of WGI during the class period of April 17, 2000 through March 1, 2001 (the "WGI Complaint"). The plaintiff class claims to have suffered harm by purchasing WGI securities because the Company and certain of its officers allegedly violated federal securities laws by misrepresenting the true financial condition of RE&C in order to sell RE&C to WGI at an artificially inflated price. An amended complaint was filed in October 2001 alleging similar claims. The Company and the individual defendants filed a motion seeking to dismiss the action in November 2001. In April 2002, the motion to dismiss was denied. The defendants have filed their answer to the amended complaint and discovery is proceeding.

In July 2001, the Company was named as a nominal defendant and all of its directors at the time have been named as defendants in two identical purported derivative lawsuits. The derivative complaints contain allegations similar to those included in the WGI Complaint and further allege that the individual defendants breached fiduciary duties to the Company and failed to maintain systems necessary for prudent management and control of the Company's operations. In December 2001, the Company and the individual defendants filed a motion to dismiss one of the derivative lawsuits.

Also in July 2001, the Company was named as a nominal defendant and members of its Board of Directors and several current and former officers have been named as defendants in another purported shareholder derivative action which contains allegations similar to those included in the WGI Complaint and further alleges that the individual defendants breached fiduciary duties to the Company and failed to maintain systems necessary for prudent management and control of the Company's operations. In June 2002, the defendants filed a motion to dismiss the complaint. In September 2002, the plaintiff agreed to voluntarily dismiss this action without prejudice so that it can be re-filed in another jurisdiction.

Although the Company believes that it and the other defendants have meritorious defenses to each and all of the aforementioned class action and derivative complaints and intends to contest each lawsuit vigorously, an adverse resolution of any of the lawsuits could have a material adverse effect on the Company's financial position or results of operations in the period in which the lawsuits are resolved. The Company is not presently able to reasonably estimate potential losses, if any, related to any of the lawsuits.

In addition, various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the Company. While the ultimate liability from these proceedings is presently indeterminable, any additional liability is not expected to have a material adverse effect on the Company's financial position or results of operations.

The Company is involved in various stages of investigation and cleanup related to remediation of various environmental sites. The Company's estimate of total environmental remediation costs expected to be incurred is $143 million. On a discounted basis, the Company estimates the liability to be $92 million before U.S. government recovery and has accrued this amount at December 31, 2002. A portion of these costs are eligible for future recovery through the pricing of products and services to the U.S. government. The recovery of environmental cleanup costs from the U.S. government is considered probable based on the Company's long history of receiving reimbursement for such costs. Accordingly, the Company has recorded $49 million at December 31, 2002 for the estimated future recovery of these costs from the U.S. government, which is included in contracts in process. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative cleanup methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the Company's responsibility, it is difficult to determine the ultimate outcome of these matters, however, any additional liability is not expected to have a material adverse effect on the Company's financial position or results of operations.

In 1997, the Company provided a first loss guarantee of $133 million on $1.3 billion of U.S. Export-Import Bank debt through 2015 related to the Brazilian government's System for the Vigilance of the Amazon (SIVAM) program.

The following is a schedule of the Company's contractual obligations outstanding at December 31, 2002:

(In millions)	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Debt	$ 7,433	$1,153	$1,129	$1,943	$3,208
Interest payments	3,752	476	835	605	1,836
Operating leases	1,498	421	422	306	349
IT outsourcing	458	66	135	128	129
Synthetic lease obligations	138	138	—	—	—
Equity security units (ESU)	—	—	(863)	863	—
ESU distributions	227	71	126	30	—
Total	$13,506	$2,325	$1,784	$3,875	$5,522

Interest payments include interest on debt that is redeemable at the option of the Company.

The following is a schedule of the Company's other potential commitments outstanding at December 31, 2002:

(In millions)	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
Letters of credit	$860	$502	$267	$58	$ 33
Debt guarantees	283	150	—	—	133
Discontinued operations	736	192	120	54	370

Letters of credit are issued by banks and insurance companies on the Company's behalf to meet various bid, performance, warranty, retention, and advance payment obligations primarily related to defense customers. Debt guarantees consist of the Space Imaging loan facility guarantee of $150 million and the SIVAM guarantee of $133 million, described above. Discontinued operations consist of letters of credit, performance bonds, and parent guarantees of performance and payment on certain long-term construction contracts, described above in Discontinued Operations, however, additional guarantees of project performance for which there is no maximum stated value also remain outstanding.

Off Balance Sheet Financing Arrangements

The following amounts were outstanding under the Company's off balance sheet receivables facilities at December 31:

(In millions)	**2002**	2001	2000
Aircraft Receivables Facility	**$ 1**	$1,448	$1,755
Government Receivables Facility	**—**	—	25
Total	**$ 1**	$1,448	$1,780

The Company provides long-term financing to its aircraft customers and maintained a program under which an indirect subsidiary of the Company sold general aviation and commuter aircraft long-term receivables to Raytheon Aircraft Receivables Corporation (RARC), a special purpose entity. RARC sold undivided interests in the receivables to a bank syndicate and other financial institutions that purchased these interests for cash under a receivables purchase facility (the "Aircraft Receivables Facility"). The purchasers had a first priority claim on all proceeds, including the underlying aircraft and any insurance proceeds, and had recourse against the Company, at varying percentages, depending upon the character of the receivables sold. Since the Aircraft Receivables facility no longer provided any real economic benefit, the Company bought out the receivables that remained in this facility in 2002, eliminating the cost of maintaining it, and brought the related assets onto the Company's books. The $1 million balance in this facility at December 31, 2002 represented a remaining security interest in certain aircraft whose title had not yet been transferred back to the Company.

In 1998, the Company entered into a $490 million property sale and five-year operating lease (synthetic lease) facility. Under this lease facility property, plant, and equipment was sold and leased back in order to diversify the Company's sources of funding and extend the term of a portion of the Company's financing obligations. In 2003, the Company is required to buy back the assets remaining in the lease facility for $138 million. Remaining lease payments under the lease facility at December 31, 2002 total $28 million in 2003.

Critical Accounting Policies

The Company has identified the following accounting policies that require significant judgment. The Company believes its judgments related to these accounting policies are appropriate.

Sales under long-term contracts are recorded under the percentage of completion method. Costs and estimated gross margins are recorded as sales as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. Cost estimates include direct and indirect costs such as labor, material, warranty, and overhead. Some contracts contain incentive provisions based upon performance in relation to established targets which are recognized in the contract estimates when deemed realizable. Contract change orders and claims are included in sales when they can be reliably estimated and realization is probable. Due to the long-term nature of many of the Company's programs, developing the estimates of costs and funding often requires significant judgment. Factors that must be considered in estimating the work to be completed and ultimate contract recovery include labor productivity and availability of labor, the nature and complexity of the work to be performed, the impact of change orders, availability of materials, the impact of delayed performance, availability and timing of funding from the customer, and the recoverability of claims included in any estimate to complete. In 2002, 2001, and 2000, operating income as a percent of net sales for the Company's defense businesses did not vary by more than 0.5 percent. If the aggregate combined cost estimates for all of the contracts in the Company's defense businesses had been higher or lower by 0.5 percent in 2002, the Company's operating income would have changed by approximately $50 million to $75 million.

As described above in Discontinued Operations, the Company's cost estimates for construction projects are heavily dependent upon third parties and their ability to perform construction management and other tasks that require industry expertise the Company no longer possesses. Identified risks related to the two Massachusetts construction projects, also described above in Discontinued Operations, include the possibility of further delays, reduced labor productivity, and the timely successful completion of required performance tests on the two projects. Historically, the Company has experienced problems associated with these identified risks. The current schedule calls for the successful completion of the performance tests at the Mystic Station plant in April and May 2003 and the Fore River plant in May 2003. If the Company is unable to meet these dates, the costs on these projects could increase materially. The current estimate also assumes the recovery of pre-funded liquidated damages totaling $48 million related to these two projects. While the Company expects to recover these pre-funded liquidated damages from the customer, failure to do so would require an additional charge equal to the amount of pre-funded liquidated damages the Company is unable to recover.

The Company uses lot accounting for new aircraft introductions. Lot accounting involves selecting an initial lot size at the time a new aircraft begins to ship and measuring an average cost over the entire lot for each aircraft sold. The costs attributed to aircraft delivered are based on the estimated average cost of all aircraft expected to be produced and are determined under the learning curve concept which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. Once production costs stabilize, which is expected by the time the initial lot has been completed, the use of lot accounting is discontinued. The selection of lot size is a critical judgment. The Company determines lot size based on several factors, including the size of firm backlog, the expected annual production on the aircraft, and experience on similar new aircraft. The size of the initial lot for the Beechcraft Premier I, the only aircraft the Company is currently utilizing lot accounting for, is 200 units. The estimated average cost of the aircraft is reviewed and reassessed quarterly and changes in estimates are recognized over future deliveries remaining in the lot, however, the Company is not currently recording profit on aircraft sales in the initial lot. A 5 percent increase in the estimated cost to produce the aircraft would reduce the Company's operating income by approximately $50 million.

The valuation of used aircraft in inventories, which are stated at the lower of cost or market, requires significant judgment. As part of its assessment of fair value, the Company must evaluate many factors including current market conditions, future market conditions, the age and condition of the aircraft, and availability levels for the aircraft in the market. A 10 percent decrease in the aggregate market value of used aircraft in inventory at December 31, 2002 would result in an impairment charge of approximately $15 million.

The Company evaluates the recoverability of long-lived assets, upon indication of possible impairment, by measuring the carrying amount of the assets against the related estimated undiscounted cash flows. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the asset is adjusted to its estimated fair value. The determination of what constitutes an indication of possible impairment, the estimation of future cash flows, and the determination of estimated fair value are all significant judgments. In addition, the company performs an annual goodwill impairment test in the fourth quarter of each year. In connection with the reorganization of the Company's government and defense businesses, described above in Segment Reorganization, the Company reallocated goodwill to the newly formed segments based upon an estimate of the fair value of the portion of a previously acquired company contribution to the new segment and performed an initial goodwill impairment test. The Company estimated the fair value of the new segments using a discounted cash flow model based on the Company's most recent five-year plan and compared the estimated fair value to the net book value of the segment, including goodwill. There was no indication of goodwill impairment as a result of this initial test. Preparation of forecasts for use in the five-year plan involves significant judgments. Changes in these forecasts could affect the estimated fair value of certain of the Company's segments and could result in a goodwill impairment charge in a future period.

The Company has pension and retirement plans covering the majority of its employees, including certain employees in foreign countries. The selection of the assumptions used to determine pension expense or income in accordance with Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions (SFAS No. 87) involves significant judgment. The investment performance of the Company's pension plan assets for the year ended October 31, 2002, the measurement date for the Company's pension plans, of (4.5)% did not meet the Company's long-term return on asset (ROA) assumption under SFAS No. 87 of 9.5% per annum. Due to changes in the extended outlook of the investment markets, the Company has reduced the long-term ROA assumption to 8.75%. The Company's long-term ROA assumption is based on target asset allocations of 60% equities with a 10.5% expected return, 30% fixed income with a 5.4% expected return, and 10% other (including real estate, venture capital, and cash) with an 8.3% expected return. Current allocations are within 3% of the target for each category. In addition, due to changes in the interest rate environment, the Company has reduced the discount rate to 7.0% from 7.25%. As a result, the Company's SFAS No. 87 pension expense is expected to be approximately $300 million in 2003 and $625 million in 2004. If the Company adjusts both the long-term ROA assumption and the discount rate for 2004 up or down by 25 basis points, the Company's SFAS No. 87 pension expense would change by approximately $50 million. In selecting the long-term ROA and discount rate, which are considered to be the key variables in determining pension expense or income, the Company considers both current market conditions and expected future market trends, including changes in interest rates and equity market performance. The Company currently estimates that cash contributions to the pension plans will be approximately $60 million in 2003 and $360 million in 2004.

Accounting Standards

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46). This interpretation addresses the consolidation of certain variable interest entities (VIEs) for which a controlling financial interest exists. FIN 46 applies immediately to financial interests obtained in VIEs after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which a financial interest was obtained before February 1, 2003. FIN 46 may be applied prospectively with a cumulative effect adjustment or by restating previously issued financial statements with a cumulative effect adjustment as of the beginning of the first year restated. The effect of adopting FIN 46 on the Company's financial position and results of operations has not yet been determined.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34 (FIN 45). This interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of periods ending after December 15, 2002. The effect of adopting the recognition and initial measurement provisions of FIN 45 on the Company's financial position and results of operations has not yet been determined.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146) which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This accounting standard, which is effective for exit or disposal activities that are initiated after December 31, 2002, addresses financial accounting and reporting for costs associated with exit or disposal activities. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial position or results of operations.

Forward-Looking Statements

Certain statements made in this report, including any statements related to the Company's future plans, objectives, and projected future financial performance, contain or are based on, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, statements that are not historical facts, including statements accompanied by words such as "believe," "expect," "estimate," "intend," "plan," or "outlook," and variations of these words and similar expressions, are intended to identify forward-looking statements and convey the uncertainty of future events or outcomes. The Company cautions readers that any such forward-looking statements are based on assumptions that the Company believes are reasonable, but are subject to a wide range of risks, and actual results may differ materially. Given these uncertainties, readers of this report should not rely on forward-looking statements. Forward-looking statements also represent the Company's estimates and assumptions only as of the date that they were made. The Company expressly disclaims any current intention to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this report. Important factors that could cause actual results to differ include, but are not limited to: differences in anticipated and actual program results; risks inherent with large long-term fixed price contracts, particularly the ability to contain cost growth; the ultimate resolution of contingencies and legal matters, including investigations; risks associated with equity investments in third party or joint ventures; the ability to realize anticipated cost efficiencies; timely development and certification of new aircraft; the effect of market conditions, particularly in relation to the general aviation and commuter aircraft markets; the impact of changes in the collateral values of financed aircraft, particularly commuter aircraft; the ability to finance ongoing operations at attractive rates; government customers' budgetary constraints; government import and export policies and other government regulations; termination of government contracts; financial and governmental risks related to international transactions; the ability to recruit and retain qualified employees; delays and uncertainties regarding the timing of the award of international programs; changes in government or customer priorities due to program reviews or revisions to strategic objectives; difficulties in developing and producing operationally advanced technology systems; economic, business, and political conditions domestically and internationally; program performance and timing of contract payments; the performance of critical subcontractors; the ability to obtain adequate insurance; the timing and customer acceptance of product deliveries; the impact of competitive products and pricing; the uncertainty of the timing and amount of net realizable value of Boeing Business Jet-related assets; the Company's lack of construction industry expertise resulting from the sale of Raytheon Engineers & Constructors; the timing of project completion and customer acceptance of the two Massachusetts construction projects; the continued decline of craft labor productivity at the two Massachusetts construction projects; and the Company's inability to recover amounts required to be paid in connection with pre-funded liquidated damages related to the two Massachusetts construction projects; among other things. Further information regarding the factors that could cause actual results to differ materially from projected results can be found in the Company's filings with the Securities and Exchange Commission, including "Item 1-Business" in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

Raytheon Company Consolidated Balance Sheets

(In millions except share amounts)	December 31, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 544	$ 1,214
Accounts receivable, less allowance for doubtful accounts of $22 in 2002 and 2001	675	480
Contracts in process	3,016	3,204
Inventories	2,032	2,177
Deferred federal and foreign income taxes	601	620
Prepaid expenses and other current assets	247	309
Assets from discontinued operations	75	1,643
Total current assets	7,190	9,647
Property, plant, and equipment, net	2,396	2,196
Deferred federal and foreign income taxes	281	—
Prepaid pension	676	2,311
Goodwill	11,170	11,358
Other assets, net	2,233	1,261
Total assets	$ 23,946	$ 26,773

Liabilities and Stockholders' Equity		
Current liabilities		
Notes payable and current portion of long-term debt	$ 1,153	$ 1,363
Advance payments, less contracts in process of $1,688 in 2002 and $1,213 in 2001	819	883
Accounts payable	776	910
Accrued salaries and wages	710	573
Other accrued expenses	1,316	1,536
Liabilities from discontinued operations	333	550
Total current liabilities	5,107	5,815
Accrued retiree benefits and other long-term liabilities	2,831	1,283
Deferred federal and foreign income taxes	—	563
Long-term debt	6,280	6,874
Mandatorily redeemable equity securities	858	857
Commitments and contingencies (note M)		
Stockholders' equity		
Preferred stock, par value $0.01 per share, 200,000,000 shares authorized, none outstanding in 2002 and 2001		
Common stock, par value $0.01 per share, 1,450,000,000 shares authorized, 408,209,000 and 395,432,000 shares outstanding in 2002 and 2001, respectively, after deducting 97,000 and 18,000 treasury shares in 2002 and 2001, respectively	4	4
Additional paid-in capital	8,146	7,723
Accumulated other comprehensive income	(2,180)	(212)
Treasury stock, at cost	(4)	(1)
Retained earnings	2,904	3,867
Total stockholders' equity	8,870	11,381
Total liabilities and stockholders' equity	$ 23,946	$ 26,773

The accompanying notes are an integral part of the financial statements.

Raytheon Company Consolidated Statements of Operations

(In millions except per share amounts) Years Ended December 31:	2002	2001	2000
Net sales	**$ 16,760**	$ 16,017	$ 15,817
Cost of sales	**13,358**	13,664	12,613
Administrative and selling expenses	**1,199**	1,131	1,117
Research and development expenses	**449**	456	507
Total operating expenses	**15,006**	15,251	14,237
Operating income	**1,754**	766	1,580
Interest expense	**497**	696	761
Interest income	**(27)**	(36)	(25)
Other expense (income), net	**210**	(18)	12
Non-operating expense, net	**680**	642	748
Income from continuing operations before taxes	**1,074**	124	832
Federal and foreign income taxes	**319**	106	355
Income from continuing operations	**755**	18	477
Loss from discontinued operations, net of tax	**(887)**	(757)	(339)
Income (loss) before extraordinary items and accounting change	**(132)**	(739)	138
Extraordinary gain (loss) from debt repurchases, net of tax	**1**	(16)	—
Cumulative effect of change in accounting principle, net of tax	**(509)**	—	—
Net income (loss)	**$ (640)**	$ (755)	$ 138
Earnings per share from continuing operations			
Basic	**$ 1.88**	$ 0.05	$ 1.41
Diluted	**1.85**	0.05	1.40
Earnings (loss) per share			
Basic	**$ (1.59)**	$ (2.12)	$ 0.41
Diluted	**(1.57)**	(2.09)	0.40

The accompanying notes are an integral part of the financial statements.

Raytheon Company Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2002, 2001, and 2000 (In millions except per share amounts)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 1999	$ 3	$ 6,475	$ (69)	$ (413)	$ 5,049		$ 11,045
Net income					138	$ 138	138
Other comprehensive income							
Foreign exchange translation						(36)	(36)
Unrealized losses on investments						(1)	(1)
Other comprehensive income			(37)			(37)	
Comprehensive income—2000						$ 101	
Dividends declared—$0.80 per share					(273)		(273)
Common stock plan activity		17					17
Treasury stock activity		(15)		31			16
Balance at December 31, 2000	3	6,477	(106)	(382)	4,914		10,906
Net loss					(755)	$ (755)	(755)
Other comprehensive income							
Minimum pension liability						(100)	(100)
Foreign exchange translation						(4)	(4)
Unrealized losses on interest-only strips						(2)	(2)
Other comprehensive income			(106)			(106)	
Comprehensive income—2001						$ (861)	
Dividends declared—$0.80 per share					(292)		(292)
Issuance of common stock	1	1,369					1,370
Common stock plan activity		36					36
Trust preferred security distributions		(6)					(6)
Treasury stock activity		(153)		381			228
Balance at December 31, 2001	4	7,723	(212)	(1)	3,867		11,381
Net loss					**(640)**	**$ (640)**	**(640)**
Other comprehensive income							
Minimum pension liability						**(2,002)**	**(2,002)**
Interest rate lock						**(2)**	**(2)**
Foreign exchange translation						**31**	**31**
Cash flow hedges						**5**	**5**
Other comprehensive income			**(1,968)**			**(1,968)**	
Comprehensive income—2002						**$ (2,608)**	
Dividends declared—$0.80 per share					**(323)**		**(323)**
Issuance of common stock		**328**					**328**
Common stock plan activity		**106**					**106**
Trust preferred security distributions		**(11)**					**(11)**
Treasury stock activity				**(3)**			**(3)**
Balance at December 31, 2002	**$ 4**	**$ 8,146**	**$ (2,180)**	**$ (4)**	**$ 2,904**		**$ 8,870**

The accompanying notes are an integral part of the financial statements.

Raytheon Company Consolidated Statements of Cash Flows

(In millions) Years Ended December 31:	**2002**	2001	2000
Cash flows from operating activities			
Income from continuing operations	**$ 755**	$ 18	$ 477
Adjustments to reconcile income from continuing operations to net cash provided by operating activities from continuing operations, net of the effect of acquisitions and divestitures			
Depreciation and amortization	**364**	677	642
Net gain on sales of operating units and investments	**(4)**	(74)	(35)
(Increase) decrease in accounts receivable	**(20)**	(20)	305
Decrease (increase) in contracts in process	**152**	528	(70)
Decrease (increase) in inventories	**10**	(288)	(47)
Decrease (increase) in current deferred federal and foreign income taxes	**43**	(238)	22
Decrease (increase) in prepaid expenses and other current assets	**124**	(74)	22
Decrease in advance payments	**(52)**	(268)	(58)
Decrease in accounts payable	**(105)**	(109)	(135)
Increase in accrued salaries and wages	**137**	57	46
Increase (decrease) in other accrued expenses	**223**	251	(223)
Increase in long-term deferred federal and foreign income taxes	**341**	258	219
Other adjustments, net	**267**	71	(156)
Net cash provided by operating activities from continuing operations	**2,235**	789	1,009
Net cash used in operating activities from discontinued operations	**(1,196)**	(596)	(29)
Net cash provided by operating activities	**1,039**	193	980
Cash flows from investing activities			
Origination of financing receivables	**(431)**	(663)	(969)
Sale of financing receivables	**263**	696	1,034
Repurchase of financing receivables	**(347)**	(329)	(258)
Collection of financing receivables not sold	**156**	121	101
Buy-out of off balance sheet receivables facility	**(1,029)**	—	—
Expenditures for property, plant, and equipment	**(458)**	(461)	(421)
Proceeds from sales of property, plant, and equipment	**11**	9	40
Expenditures for internal use software	**(138)**	(149)	(110)
Increase in other assets	**(36)**	(6)	(19)
Proceeds from sales of operating units and investments	**1,166**	266	403
Payment for purchase of acquired companies, net of cash received	**(10)**	—	—
Hughes Defense settlement	**134**	500	—
Net cash used in investing activities from continuing operations	**(719)**	(16)	(199)
Net cash used in investing activities from discontinued operations	**—**	(31)	(14)
Net cash used in investing activities	**(719)**	(47)	(213)
Cash flows from financing activities			
Dividends	**(321)**	(281)	(272)
(Decrease) increase in short-term debt and other notes	**(163)**	140	(1,943)
Issuance of long-term debt, net of offering costs	**566**	—	2,587
Repayments of long-term debt	**(1,294)**	(1,910)	(500)
Issuance of equity security units	**—**	837	—
Issuance of common stock	**147**	1,388	—
Proceeds under common stock plans	**75**	25	4
Net cash (used in) provided by financing activities from continuing operations	**(990)**	199	(124)
Net cash used in financing activities from discontinued operations	**—**	(2)	(2)
Net cash (used in) provided by financing activities	**(990)**	197	(126)
Net (decrease) increase in cash and cash equivalents	**(670)**	343	641
Cash and cash equivalents at beginning of year	**1,214**	871	230
Cash and cash equivalents at end of year	**$ 544**	$ 1,214	$ 871

The accompanying notes are an integral part of the financial statements.

Note A: Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Raytheon Company (the "Company") and all wholly-owned and majority-owned subsidiaries. All material intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year presentation.

Revenue Recognition

Sales under long-term contracts are recorded under the percentage of completion method. Costs and estimated gross margins are recorded as sales as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. Cost estimates include direct and indirect costs such as labor, material, warranty, and overhead. Some contracts contain incentive provisions based upon performance in relation to established targets which are recognized in the contract estimates when deemed realizable. Contract change orders and claims are included in sales when they can be reliably estimated and realization is probable. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to performance in prior periods in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period.

Revenue from sales of products and services into commercial electronics markets are recognized at the time the products are shipped or the services are rendered.

Revenue from aircraft sales are recognized at the time of physical delivery of the aircraft. Revenue from certain qualifying non-cancelable aircraft lease contracts are accounted for as sales-type leases. The present value of all payments, net of executory costs, are recorded as revenue, and the related costs of the aircraft are charged to cost of sales. Associated interest, using the interest method, is recorded over the term of the lease agreements. All other leases for aircraft are accounted for under the operating method wherein revenue is recorded as earned over the rental aircraft lives. Service revenue is recognized ratably over contractual periods or as services are performed.

Product Warranty

Warranty provisions related to aircraft sales are determined based upon an estimate of costs that may be incurred under warranty and other post-sales support programs. Activity related to aircraft warranty provisions was as follows:

(In millions)	
Balance at December 31, 2001	$ 17
Accruals for aircraft deliveries in 2002	**22**
Accruals related to prior year aircraft deliveries	**10**
Warranty services provided in 2002	**(27)**
Balance at December 31, 2002	**$ 22**

Costs incurred under warranty provisions related to the Company's commercial electronics businesses are not material.

Lot Accounting

The Company uses lot accounting for new aircraft introductions. Lot accounting involves selecting an initial lot size at the time a new aircraft begins to ship and measuring an average cost over the entire lot for each aircraft sold. The costs attributed to aircraft delivered are based on the estimated average cost of all aircraft expected to be produced and are determined under the learning curve concept which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. Once production costs stabilize, which is expected by the time the initial lot has been completed, the use of lot accounting is discontinued. The Company determines lot size based on several factors, including the size of firm backlog, the expected annual production on the aircraft, and experience on similar new aircraft. The size of the initial lot for the Beechcraft Premier I, the only aircraft the Company is currently utilizing lot accounting for, is 200 units. The estimated average cost of the aircraft is reviewed and reassessed quarterly and changes in estimates are recognized over future deliveries remaining in the lot.

Research and Development Expenses

Expenditures for company-sponsored research and development projects are expensed as incurred. Customer-sponsored research and development projects performed under contracts are accounted for as contract costs as the work is performed.

Federal and Foreign Income Taxes

The Company and its domestic subsidiaries provide for federal income taxes on pretax income at rates in effect under existing tax law. Foreign subsidiaries have recorded provisions for income taxes at applicable foreign tax rates in a similar manner.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of 90 days or less.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that will not be collected. The allowance is based upon an assessment of customer creditworthiness, historical payment experience, and the age of outstanding receivables. Activity related to the allowance for doubtful accounts was as follows:

(In millions)	
Balance at December 31, 1999	$ 26
Provisions	4
Utilizations	(7)
Balance at December 31, 2000	23
Provisions	2
Utilizations	(3)
Balance at December 31, 2001	22
Provisions	**2**
Utilizations	**(2)**
Balance at December 31, 2002	**$ 22**

Prepaid Expenses and Other Current Assets

Included in prepaid expenses and other current assets at December 31, 2002 was $56 million of cash received in 2002 that was restricted for payment in connection with the Company's merger with the defense business of Hughes Electronics Corporation in December 1997. Also included was $48 million of restricted cash from the sale of the Company's corporate headquarters. This cash will be used primarily to fund the construction of the Company's new corporate headquarters.

Contracts in Process

Contracts in process are stated at cost plus estimated profit but not in excess of realizable value.

Inventories

Inventories are stated at cost (principally first-in, first-out or average cost) but not in excess of realizable value. In 2002, the Company changed its method of inventory costing at Raytheon Aircraft from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. Prior periods have been restated to reflect this change.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Major improvements are capitalized while expenditures for maintenance, repairs, and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

Provisions for depreciation are generally computed on a combination of accelerated and straight-line methods. Depreciation provisions are based on estimated useful lives as follows: buildings—20 to 45 years, machinery and equipment—3 to 10 years, and equipment leased to others—5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

Impairment of Long-Lived Assets

In 2002, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, upon indication of possible impairment, the Company evaluates the recoverability of held-for-use long-lived assets by measuring the carrying amount of the assets against the related estimated undiscounted future cash flows. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset is adjusted to its estimated fair value. In order for long-lived assets to be considered held-for-disposal, the Company must have committed to a plan to dispose of the assets.

During the first half of 2001, the Company experienced a significant decrease in the volume of used commuter aircraft sales. An evaluation of commuter aircraft market conditions and the events of September 11, 2001 indicated that the market weakness would continue into the foreseeable future. As a result, the Company completed an analysis of the estimated fair value of the various models of commuter aircraft and reduced the book value of commuter aircraft inventory and equipment leased to others accordingly. In addition, the Company adjusted the book value of notes receivable and established a reserve for off balance sheet receivables based on the Company's estimate of exposures on customer financed assets due to defaults, refinancing, and remarketing of these aircraft. As a result of these analyses, the Company recorded a charge of $693 million in the third quarter of 2001 which consisted of a reduction in inventory of $158 million, a reduction in equipment leased to others of $174 million, a reserve for long-term receivables of $16 million, and a reserve for off balance sheet receivables of $345 million. The balance of the reserve for off balance sheet receivables was $361 million at December 31, 2001. In 2002, the Company utilized $121 million of this reserve, leaving a balance of $240 million at the time the Company bought back the remaining off balance sheet receivables, as described in Note H, Other Assets.

The Company also recorded a $52 million charge in the third quarter of 2001 related to a fleet of Starship aircraft. During the first three quarters of 2001, the Company had not sold any of these aircraft and recorded a charge to reduce the value of the aircraft to their estimated fair value. The charge consisted of a reduction in inventory of $31 million, a reduction in equipment leased to others of $14 million, and a reserve of $7 million related to the Company's estimate of exposures on customer financed assets due to defaults, refinancing, and remarketing of these aircraft.

In connection with the buyback of the off balance sheet receivables, the Company recorded the long-term receivables at estimated fair value, which included an assessment of the value of the underlying aircraft. As a result of this assessment, the Company adjusted the value of certain underlying aircraft, including both commuter and Starship aircraft, some of which were written down to scrap value. There was no net income statement impact as a result of this activity.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). This accounting standard addresses financial accounting and reporting for goodwill and other intangible assets and requires that goodwill amortization be discontinued and replaced with periodic tests of impairment. A two-step impairment test is used to first identify potential goodwill impairment and then measure the amount of goodwill impairment loss, if any.

In 2002, the Company recorded a goodwill impairment charge of $360 million related to its former Aircraft Integration Systems business (AIS) as a cumulative effect of change in accounting principle. The fair value of AIS was determined based upon the proceeds received by the Company in connection with the sale, as described in Note B, Discontinued Operations. Due to the non-deductibility of this goodwill, the Company did not record a tax benefit in connection with this impairment. Also in 2002, the Company completed the transitional review for potential goodwill impairment in accordance with SFAS No. 142, whereby the Company utilized a market multiple approach to determine the fair value of the 13 reporting units within the defense businesses and allocated goodwill to the defense businesses based upon an estimate of the fair value of the portion of a previously acquired company contribution to the new segment. The Company utilized a discounted cash flow approach to determine the fair value of the commercial business reporting units. As a result, the Company recorded a goodwill impairment charge of $185 million pretax or $149 million after-tax, which represented all of the goodwill at Raytheon Aircraft, as a cumulative effect of change in accounting principle. The Company also determined that there is no impairment of goodwill related to any of its defense businesses beyond the $360 million related to AIS. The total goodwill impairment charge in 2002 was $545 million pretax, $509 million after-tax, or $1.25 per diluted share. The Company will perform the annual impairment test in the fourth quarter of each year. There was no goodwill impairment associated with the annual impairment test performed in the fourth quarter of 2002.

The amount of remaining goodwill by segment, as determined in accordance with SFAS No. 142, was $7,640 million, $2,651 million, $855 million, and $24 million for Electronic Systems; Command, Control, Communication and Information Systems (C3I); Technical Services; and Commercial Electronics, respectively, at December 31, 2002.

Intangible assets subject to amortization consisted primarily of drawings and intellectual property totaling $27 million (net of $30 million of accumulated amortization) at December 31, 2002 and $24 million (net of $34 million of accumulated amortization) at December 31, 2001. Amortization expense is expected to approximate $5 million for each of the next five years.

In accordance with SFAS No. 142, goodwill amortization was discontinued as of January 1, 2002. The following adjusts reported income from continuing operations and basic and diluted earnings per share (EPS) from continuing operations to exclude goodwill amortization:

(In millions, except per share amounts)	2001	2000
Reported income from continuing operations	$ 18	$ 477
Goodwill amortization, net of tax	305	310
Adjusted income from continuing operations	$ 323	$ 787
Reported basic EPS from continuing operations	$ 0.05	$ 1.41
Goodwill amortization, net of tax	0.86	0.92
Adjusted basic EPS from continuing operations	$ 0.91	$ 2.33
Reported diluted EPS from continuing operations	$ 0.05	$ 1.40
Goodwill amortization, net of tax	0.84	0.91
Adjusted diluted EPS from continuing operations	$ 0.89	$ 2.31

Reported income (loss) before extraordinary items and accounting change was ($739) million and $138 million in 2001 and 2000, respectively. Goodwill amortization, net of tax was $333 million and $343 million in 2001 and 2000, respectively. Adjusted income (loss) before extraordinary items and accounting change was $(406) million and $481 million in 2001 and 2000, respectively.

The following adjusts reported net income (loss) and basic and diluted earnings (loss) per share to exclude goodwill amortization:

(In millions, except per share amounts)	2001	2000
Reported net income (loss)	$ (755)	$ 138
Goodwill amortization, net of tax	333	343
Adjusted net income (loss)	$ (422)	$ 481
Reported basic earnings (loss) per share	$(2.12)	$0.41
Goodwill amortization, net of tax	0.94	1.01
Adjusted basic earnings (loss) per share	$(1.18)	$1.42
Reported diluted earnings (loss) per share	$(2.09)	$0.40
Goodwill amortization, net of tax	0.92	1.01
Adjusted diluted earnings (loss) per share	$(1.17)	$1.41

Computer Software

Internal use computer software is stated at cost less accumulated amortization and is amortized using the straight-line method over its estimated useful life ranging from 4 to 10 years.

Investments

Investments, which are included in other assets, include equity ownership of 20 percent to 50 percent in unconsolidated affiliates and of less than 20 percent in other companies. Investments in unconsolidated affiliates are accounted for under the equity method, wherein the Company's share of the unconsolidated affiliates' income or losses are included in other income and expense. Investments in other companies with readily determinable market prices are stated at estimated fair value with unrealized gains and losses included in other comprehensive income. Other investments are stated at cost.

Comprehensive Income

Comprehensive income and its components are presented in the statement of stockholders' equity.

Accumulated other comprehensive income consisted of the following at December 31:

(In millions)	**2002**	2001
Minimum pension liability	**$(2,122)**	$(120)
Foreign exchange translation	**(58)**	(89)
Unrealized losses on interest-only strips	**(2)**	(2)
Interest rate lock	**(2)**	—
Unrealized losses on investments	**(1)**	(1)
Cash flow hedges	**5**	—
Total	**$(2,180)**	$(212)

The minimum pension liability adjustment is shown net of tax benefits of $1,131 million and $54 million at December 31, 2002 and 2001, respectively. The unrealized losses on interest-only strips are shown net of tax benefits of $1 million at December 31, 2002 and 2001. The interest rate lock is shown net of tax benefits of $1 million at December 31, 2002. The cash flow hedges are shown net of tax liabilities of $3 million at December 31, 2002.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries are translated at current exchange rates and the effects of these translation adjustments are reported as a component of accumulated other comprehensive income in stockholders' equity. Deferred taxes are not recognized for translation-related temporary differences of foreign subsidiaries whose undistributed earnings are considered to be permanently invested. Foreign exchange transaction gains and losses in 2002, 2001, and 2000 were not material.

Pension Costs

The Company has several pension and retirement plans covering the majority of employees, including certain employees in foreign countries. Annual charges to income are made for the cost of the plans, including current service costs, interest on projected benefit obligations, and net amortization and deferrals, increased or reduced by the return on assets. Unfunded accumulated benefit obligations are accounted for as a long-term liability. The Company funds annually those pension costs which are calculated in accordance with Internal Revenue Service regulations and standards issued by the Cost Accounting Standards Board.

Interest Rate and Foreign Currency Contracts

The Company meets its working capital requirements with a combination of variable rate short-term and fixed rate long-term financing. The Company enters into interest rate swap agreements or interest rate locks with commercial and investment banks primarily to manage interest rates associated with the Company's financing arrangements. The Company also enters into foreign currency forward contracts with commercial banks only to fix the dollar value of specific commitments and payments to international vendors and the value of foreign currency denominated receipts. The hedges used by the Company are transaction driven and are directly related to a particular asset, liability, or transaction for which a commitment is in place. These instruments are executed with credit-worthy institutions and the majority of the foreign currencies are denominated in currencies of major industrial countries. The Company does not hold or issue financial instruments for trading or speculative purposes.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended. This accounting standard requires that all derivative instruments be reported on the balance sheet at estimated fair value and that changes in a derivative's estimated fair value be recognized currently in earnings unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, the changes in the estimated fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the estimated fair value of cash flow hedges are recognized in earnings. At January 1, 2001, the previously designated cash flow hedging instruments were recorded at their estimated fair value as a cumulative effect of adjustment in other comprehensive income of $3 million.

Fair Value of Financial Instruments

The estimated fair value of certain financial instruments, including cash and cash equivalents and short-term debt, approximates the carrying value due to their short maturities and varying interest rates. The estimated fair value of notes receivable approximates the carrying value based principally on the underlying interest rates and terms, maturities, collateral, and credit status of the receivables. The estimated fair value of investments, other than those accounted for under the cost or equity method, are based on quoted market prices. The estimated fair value of long-term debt, which approximates the carrying value, is based on quoted market prices.

Estimated fair values for financial instruments are based on pricing models using current market information. The amounts realized upon settlement of these financial instruments will depend on actual market conditions during the remaining life of the instruments.

Stock Plans

Proceeds from the exercise of stock options under the Company's stock plans are credited to common stock at par value and the excess is credited to additional paid-in capital. There are no charges or credits to income for stock options. The fair value at the date of award of restricted stock is credited to common stock at par value and the excess is credited to additional paid-in capital. The fair value is charged to income as compensation expense over the vesting period. Income tax benefits arising from employees' premature disposition of stock option shares and exercise of nonqualified stock options are credited to additional paid-in capital.

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS No. 148), therefore, no compensation expense was recognized for the Company's stock option plans.

Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 148, the Company's net income and earnings per share would have approximated the pro forma amounts indicated below:

(In millions except per share amounts)	**2002**	2001	2000
Reported net income (loss)	**$ (640)**	$ (755)	$ 138
Reported basic earnings (loss) per share	**(1.59)**	(2.12)	0.41
Reported diluted earnings (loss) per share	**(1.57)**	(2.09)	0.40
Adjustment to compensation expense for stock-based awards, net of tax	**$ 59**	$ 49	$ 84
Pro forma net income (loss)	**$ (699)**	$ (804)	$ 54
Pro forma basic earnings (loss) per share	**(1.74)**	(2.25)	0.16
Pro forma diluted earnings (loss) per share	**(1.71)**	(2.23)	0.16

The weighted-average fair value of each stock option granted in 2002, 2001, and 2000 was estimated as $13.46, $9.25, and $5.91, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected life	**4 years**	4 years	4 years
Assumed annual dividend growth rate	**—**	1%	1%
Expected volatility	**40%**	40%	40%
Assumed annual forfeiture rate	**12%**	12%	12%

The risk free interest rate (month-end yields on 4-year treasury strips equivalent zero coupon) ranged from 2.5% to 4.7% in 2002, 3.7% to 5.0% in 2001, and 5.3% to 6.7% in 2000.

Accounting Standards

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46). This interpretation addresses the consolidation of certain variable interest entities (VIEs) for which a controlling financial interest exists. FIN 46 applies immediately to financial interests obtained in VIEs after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which a financial interest was obtained before February 1, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. In addition to the investments specifically described in Note H, Other Assets, the Company has a financial interest in certain entities that may be considered VIEs under FIN 46. If the Company determines that it has a controlling financial interest in any of these entities, consolidation may be required. The effect of adopting FIN 46 on the Company's financial position and results of operations has not yet been determined.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34 (FIN 45). This interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of periods ending after December 15, 2002. The effect of adopting the recognition and initial measurement provisions of FIN 45 on the Company's financial position and results of operations has not yet been determined.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146) which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This accounting standard, which is effective for exit or disposal activities that are initiated after December 31, 2002, addresses financial accounting and reporting for costs associated with exit or disposal activities. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial position or results of operations.

Risks and Uncertainties

The Company is engaged in supplying defense-related equipment to the U.S. and foreign governments, and is subject to certain business risks peculiar to that industry. Sales to these governments may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad, and other factors. The Company also leverages its defense technologies in commercial markets. Risks inherent in the commercial marketplace include development of competing products, technological feasibility, market acceptance, and product obsolescence.

The highly competitive market for business and special mission aircraft is also subject to certain business risks. These risks include timely development and certification of new product offerings, the current state of the general aviation and commuter aircraft markets, and government regulations affecting commuter aircraft.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note B: Discontinued Operations

In 2002, the Company sold its Aircraft Integration Systems business (AIS) for $1,123 million, net, subject to purchase price adjustments. The Company is currently involved in a purchase price dispute related to the sale of AIS. There was no pretax gain or loss on the sale of AIS, however, due to the non-deductible goodwill associated with AIS, the Company recorded a tax provision of $212 million, resulting in a $212 million after-tax loss on the sale of AIS. There was $580 million of goodwill included in the determination of the gain or loss on the sale of AIS. As part of the transaction, the Company retained the responsibility for performance of the Boeing Business Jet (BBJ) program. The Company also retained $106 million of BBJ-related assets, $18 million of receivables and other assets, and rights to a $25 million jury award related to a 1999 claim against Learjet. At December 31, 2002, the balance of these retained assets was $64 million. Schedule delays, cost growth, and other variables could continue to have a negative effect on these retained assets. The timing and amount of net realizable value of these retained assets are uncertain and subject to a number of unpredictable market forces.

In 2002, the Company recorded charges related to AIS of $66 million, which included a $23 million write-down of a BBJ-related aircraft owned by the Company, a $28 million charge for cost growth on one of the two BBJ aircraft not yet delivered, and a $10 million charge to write down other BBJ-related assets to net realizable value, offset by a $13 million gain resulting from the finalization of the 1999 claim, described above. The write-down of the BBJ-related aircraft resulted from the Company's decision to market this aircraft unfinished due to the current environment of declining prices for BBJ-related aircraft. The Company was previously marketing this aircraft as a customized executive BBJ. The write-down of other BBJ-related assets reflects the difficulty the Company has been experiencing in liquidating these assets.

The income (loss) from discontinued operations related to AIS was as follows:

(In millions)	2002	2001	2000
Net sales	$ 202	$ 850	$ 1,078
Operating expenses	196	845	1,038
Income before taxes	6	5	40
Federal and foreign income taxes	2	10	22
Income (loss) from discontinued operations	4	(5)	18
Loss on disposal of discontinued operations, net of tax	(212)	—	—
Adjustments, net of tax	(34)	—	—
Total	$ (242)	$ (5)	$ 18

The components of assets and liabilities related to AIS were as follows at December 31:

(In millions)	2002	2001
Current assets	$ 75	$ 495
Noncurrent assets	—	1,148
Total assets	$ 75	$1,643
Current liabilities	$ 14	$ 52
Noncurrent liabilities	—	16
Total liabilities	$ 14	$ 68

In 2000, the Company sold its Raytheon Engineers & Constructors businesses (RE&C) to Washington Group International, Inc. (WGI) for $73 million in cash plus assumption of debt and other obligations. At the time of the sale, the Company had, either directly or through a subsidiary that it still owns, outstanding letters of credit, performance bonds, and parent guarantees of performance and payment (the "Support Agreements") on many long-term construction contracts and certain leases. The Support Agreements were provided to customers at the time of contract award as security to the customers for the underlying contract obligations. Often, the total security was capped at the value of the contract price to secure full performance, including, in some cases, the payment of liquidated damages available under the contract. At December 31, 2002, the maximum exposure on outstanding Support Agreements for which there were stated values was $367 million for letters of credit, $344 million for performance bonds, and $25 million for parent guarantees. Of these amounts, $49 million of letters of credit and $258 million of performance bonds relate to projects assumed by WGI in its bankruptcy, as described below. There are additional guarantees of project performance for which there is no stated maximum value that also remain outstanding. Of the guarantees that have no stated value, many relate to contract obligations that, by their terms, include caps on liability for certain types of obligations, and all of the underlying projects have substantially completed construction and are in the punchlist, warranty, commercial closeout, and claims resolution phase, except the two Massachusetts construction projects, described below. Some of these contingent obligations and guarantees include warranty provisions and extend for a number of years.

In connection with the sale of RE&C, the Company was entitled to the financial rewards of certain claims, equity investments, and receivables totaling $159 million that were sold to WGI. In addition, the Company was obligated to indemnify WGI against certain obligations and liabilities totaling $88 million. As a result of WGI's bankruptcy filing, described below, the realization of these various assets through WGI was no longer probable, however, the obligations and liabilities could be set off against the assets pursuant to the terms of the purchase and sale agreement. In 2001, the Company recorded a charge of $71 million to write off these assets and liabilities.

In March 2001, WGI abandoned two Massachusetts construction projects, triggering the Company's guarantees to the customer. The Company honored the guarantees and commenced work on these projects. Construction and start-up activities continue on the two projects—the Mystic Station plant and the Fore River plant. Pursuant to the construction contract, since the Mystic Station plant had not achieved performance test completion by January 14, 2003, the Company made payments totaling $68 million, which pre-funded the delay and performance liquidated damages to the maximum amount specified by the construction contract. Also pursuant to the construction contract, the customer has taken the position that a similar missed deadline occurred on February 24, 2003 for the Fore River plant and that a payment of $67 million was required from the Company on that date to pre-fund the delay and performance liquidated damages to the maximum amount specified by the construction contract. The Company believes that this February 24, 2003 deadline was incorrect and should have been extended as a result of changes for which the Company is entitled to change orders, an issue that is now being arbitrated between the Company and the customer. Accordingly, the Company did not make the requested payment to the customer on that date and has informed the customer that the deadline and requested payment are in dispute. As a result, the customer drew down on certain letters of credit totaling $27 million that had been posted by the Company as contract performance security. A resolution of the current dispute between the Company and the customer over the contract deadline and the applicable liquidated damages is dependent upon the outcome of the pending arbitration, which should be concluded later this year. In addition, risks remain in completing the two projects, including costs associated with the possibility of further delays, labor productivity, and the successful completion of required performance tests on the two projects. In 2002, the Company recorded a charge of $796 million resulting from an increase in the estimated cost to complete (ETC) for the two projects. The Company had previously recorded a charge of $814 million in 2001. The cost increases have resulted from declining productivity, schedule delays, misestimates of field engineered materials, and unbudgeted hours worked on the two projects. The Company expects to complete construction and performance testing on the two projects and turn them over to the customer during the second quarter of 2003.

In May 2001, WGI filed for bankruptcy protection. In the course of the bankruptcy proceeding, WGI rejected some ongoing construction contracts and assumed others. In January 2002, WGI emerged from bankruptcy and as part of that process, the stock purchase agreement between WGI and the Company was terminated and WGI and the Company entered into a settlement agreement that provided, among other things, that WGI take reasonable actions to protect the Company against future exposure under Support Agreements related to contracts assumed by WGI and that WGI reimburse the Company for any associated costs incurred. For those contracts rejected by WGI, the Company's obligations depend on the extent to which the Company has any outstanding Support Agreements. The contracts rejected by WGI included four large fixed price international turnkey projects that were close to completion. Construction has been completed on these projects and they are now in the commercial closeout and claims resolution phase. The Company recorded a charge of $18 million in 2002 related to warranty and start-up costs associated with the last project to be completed. In 2001, the Company recorded a charge of $54 million related to these projects.

The contracts rejected by WGI also included two large construction projects that have been provisionally accepted by the customer (Red Oak and Ilijan) on which the Company had Support Agreements. In 2002, the Company recorded a charge of $14 million related to final reliability testing and punch list items. The Company also recorded a charge of $21 million resulting from a contract adjustment on one of these projects due to turbine-related delays. In 2001, the Company recorded a charge of $156 million related to these and the other WGI construction projects on which the Company has Support Agreements. Risks and exposures on the contracts rejected by WGI include equipment and subcontractor performance, punch list and warranty closeout and performance, schedule and performance liquidated damages, final resolution of contract closeout issues, collection of amounts due under the contracts, potential adverse claims resolution including possible subcontractor claims, lease exposures, availability guarantees, surety bonds, and warranties. For the contracts assumed by WGI, the Company's obligations under existing Support Agreements would arise if WGI does not meet the obligations that it has assumed. Risks on the contracts assumed by WGI that are subject to Support Agreements relate to non-performance or defaults by WGI.

The Company's cost estimates for construction projects are heavily dependent upon third parties, including WGI, and their ability to perform construction management and other tasks that require industry expertise the Company no longer possesses. In addition, there are risks that the ultimate costs to complete and close out the projects will increase beyond the

Company's current estimates due to factors such as labor productivity and availability of labor, the nature and complexity of the work to be performed, the impact of change orders, the recoverability of claims included in the ETC, and the outcome of defending claims asserted against the Company. There also are claims asserted against the Company by vendors, subcontractors, and other project participants that are not beneficiaries of the Support Agreements. A significant change in an estimate on one or more of the projects could have a material adverse effect on the Company's financial position and results of operations.

In 2002, the Company allocated $79 million of interest expense to RE&C versus $18 million in 2001. Interest expense was allocated to RE&C based upon actual cash outflows since the date of disposition. The Company will not allocate interest expense to RE&C in 2003. In 2002, the Company recorded charges of $38 million for legal, management, and other costs versus $30 million in 2001.

The loss from discontinued operations related to RE&C was as follows:

(In millions)	2002	2001	2000
Net sales	$ —	$ —	$ 1,426
Operating expenses	—	—	1,515
Operating loss	—	—	(89)
Other expense, net	—	—	9
Loss before taxes	—	—	(98)
Federal and foreign income taxes	—	—	28
Loss from discontinued operations	—	—	(70)
Loss on disposal of discontinued operations, net of tax	**(645)**	(752)	(287)
Total	**$ (645)**	$ (752)	$ (357)

Liabilities related to RE&C consisted of the following at December 31:

(In millions)	2002	2001
Current liabilities	**$ 319**	$ 482
Total liabilities	**$ 319**	$ 482

The total loss from discontinued operations was $2.17, $2.10, and $0.99 per diluted share in 2002, 2001, and 2000, respectively.

Note C: Acquisitions and Divestitures

In December 2002, the Company acquired JPS Communications, Inc. for $10 million in cash. Assets acquired included $2 million of accounts receivable and $2 million of inventories. The Company also recorded $4 million of intangible assets and $2 million of goodwill in connection with this acquisition. Also in December 2002, the Company announced an agreement to acquire Solipsys Corporation, subject to regulatory approval. There can be no assurance that this transaction will be consummated.

In 2001, the Company sold a majority interest in its aviation support business for $154 million in cash and retained $47 million in trade receivables and $66 million in preferred and common equity in the business. The Company also sold its recreational marine business for $100 million. The net gain resulting from these dispositions was $74 million.

In 2000, the Company sold its flight simulation business for $160 million, its optical systems business for $153 million, and other non-core business operations for $17 million. The net gain resulting from these dispositions was $35 million.

The Company merged with the defense business of Hughes Electronics Corporation (Hughes Defense) in December 1997. In October 2001, the Company and Hughes Electronics agreed to a settlement regarding the purchase price adjustment related to the Company's merger with Hughes Defense. Under the terms of the merger agreement, Hughes Electronics agreed to reimburse the Company approximately $635 million of its purchase price, with $500 million received in 2001 and the balance received in 2002. The settlement resulted in a $555 million reduction in goodwill. The $135 million receivable was included in prepaid expenses and other current assets at December 31, 2001.

Note D: Restructuring

In 2002, the Company recorded a charge of $2 million to eliminate approximately 50 administrative positions at Electronic Systems and Command, Control, Communication and Information Systems. These actions are expected to be completed in 2003.

In 2001, Raytheon Aircraft recorded a charge of $15 million to eliminate approximately 1,800 positions across various administrative, managerial, and production functions. Also in 2001, Commercial Electronics recorded a charge of $2 million to eliminate approximately 100 positions primarily across various administrative and engineering functions at its RF Components and ELCAN units. These actions were completed in 2001.

In 2000, the Company recorded a charge of $8 million to eliminate approximately 100 positions primarily at a foreign location. These actions were completed in 2001.

Prior Period Restructuring Charges and Exit Costs

Restructuring charges and exit costs recognized in connection with business combinations include the cost of involuntary employee termination benefits and related employee severance costs, facility closures, and other costs associated with the Company's approved plans. Employee termination benefits include severance, wage continuation, medical, and other benefits. Facility closure and related costs include disposal costs of property, plant, and equipment, lease payments, lease termination costs, and net gain or loss on sales of closed facilities.

The Company acquired the Texas Instruments® Incorporated defense business (TI Defense) on July 11, 1997, merged with Hughes Defense on December 17, 1997, and created Raytheon Systems Company™ (RSC™) in December 1997. In conjunction with the formation of RSC, the Company announced plans to reduce the then newly formed RSC workforce by approximately 12,800 employees and reduce space by approximately 11 million square feet at 34 facilities through sales, subleases, and lease terminations. The principal actions involved the consolidation of missile and other electronics systems' manufacturing and engineering, as well as the consolidation of certain component manufacturing into Centers of Excellence. In 1998, the estimated number of employee terminations increased by approximately 1,200 employees, primarily comprised of manufacturing employees. Also in 1998, the Company committed to close two additional facilities and further reduce employment by approximately 1,400 positions.

Prior to 1999, the Company recorded restructuring charges of $220 million, which were included in cost of sales. The Company also accrued $584 million as liabilities assumed in connection with the acquisition of TI Defense and the merger with Hughes Defense and recorded this amount as an increase to goodwill.

In the third quarter of 1999, the Company recorded a $35 million restructuring charge, which was included in cost of sales, for higher than originally estimated exit costs related to the TI Defense and Hughes Defense actions. The estimate for employee-related exit costs increased by $27 million for higher than planned severance and other termination benefit costs. The estimate for facility-related exit costs increased by $8 million for additional lease termination costs expected to be incurred. The Company also accrued $12 million of exit costs as liabilities assumed in connection with a minor acquisition in 1999 and recorded this amount as an increase to goodwill.

In the fourth quarter of 1999, the Company determined that the cost of certain restructuring initiatives would be $76 million lower than originally planned and recorded a favorable adjustment to cost of sales. The reduction in the estimated costs related to lower than anticipated costs for severance and facilities. The primary reasons for the reduction in severance costs included a shift in the composition of severed employees, higher attrition resulting in the need for fewer severed employees, and more employees transferring to other locations within the Company. The estimated costs related to facilities were lower than anticipated due to the identification of alternative uses for assets originally identified for disposition, lower de-installation costs, and more rapid exit from facilities.

Also in the third quarter of 1999, the Company recorded a $101 million restructuring charge, of which $92 million was included in cost of sales and $9 million was included in administrative and selling expenses, to further reduce the workforce by approximately 2,200 employees and vacate and dispose of an additional 2.7 million square feet of facility space, primarily at the Company's defense electronics businesses. Employee-related exit costs of $54 million included severance and other termination benefit costs for manufacturing, engineering, and administrative employees. Facility-related exit costs of $47 million included the costs for lease termination, building closure and disposal, and equipment disposition.

In 2000, the Company determined that the cost of certain restructuring initiatives would be lower than originally planned and recorded a $74 million favorable adjustment to cost of sales. In addition, the Company recorded an $11 million reduction in goodwill related to the restructuring initiatives. The estimate for employee-related exit costs decreased by $45 million due to lower than anticipated costs for severance as a result of higher employee attrition and transfers with the Company during the year. The estimate for facility-related exit costs decreased by $41 million due to more rapid exit from facilities, including two facilities sold during 2000 in connection with the divestiture of non-core business operations, and the identification of alternative uses for facilities originally identified for disposition.

In 2001, the Company determined that the cost of certain restructuring initiatives would be lower than originally planned and recorded an $8 million favorable adjustment to cost of sales.

In 2002, the Company determined that the cost of certain restructuring initiatives would be lower than originally planned and recorded a $4 million favorable adjustment to cost of sales, a $3 million favorable adjustment to general and administrative expenses, and a $1 million reduction in goodwill.

The restructuring and exit costs discussed above originally provided for severance and related benefits for approximately 17,600 employees and costs to vacate and dispose of approximately 14 million square feet of facility space. The Company was exiting facility space and terminating employees made redundant as a result of the acquisition of TI Defense and the merger with Hughes Defense and the subsequent reorganization of RSC. A significant portion of these costs are eligible for future recovery through the pricing of products and services to the U.S. government. There were no major activities that were not continued as a result of these actions.

Employee-related exit costs included severance and other termination benefit costs for employees in various functional areas including manufacturing, engineering, and administration. Facility-related exit costs included the costs for lease termination, building closure and disposal, and equipment disposition. Exit costs accrued in connection with the acquisition of TI Defense and the merger with Hughes Defense also included employee relocation and program moves. Owned facilities that were vacated in connection with the restructuring activities were sold. The Company terminated leases or subleased space for non-owned facilities vacated in connection with restructuring. The Company essentially completed all restructuring actions during 2000 except for ongoing idle facility costs.

Exit Costs

(In millions except employee data)	2002	2001	2000
Accrued liability at beginning of year	$ 17	$ 47	$ 143
Changes in estimate			
Severance and other employee-related costs	—	—	(6)
Facility closure and related costs	(1)	—	(5)
	(1)	—	(11)
Costs incurred			
Severance and other employee-related costs	2	3	56
Facility closure and related costs	10	27	29
	12	30	85
Accrued liability at end of year	$ 4	$ 17	$ 47
Cash expenditures	$ 4	$ 18	$ 85
Number of employee terminations due to restructuring actions	—	—	900
Number of square feet exited due to restructuring actions	—	—	1.6

Restructuring

(In millions except employee data)	2002	2001	2000
Accrued liability at beginning of year	$ 7	$ 28	$ 128
Changes in estimate			
Severance and other employee-related costs	(3)	(4)	(38)
Facility closure and related costs	(4)	(4)	(36)
	(7)	(8)	(74)
Costs incurred			
Severance and other employee-related costs	—	6	15
Facility closure and related costs	—	7	11
	—	13	26
Accrued liability at end of year	$ —	$ 7	$ 28
Cash expenditures	$ —	$ 8	$ 28
Number of employee terminations due to restructuring actions	—	—	600
Number of square feet exited due to restructuring actions	—	—	1.2

The cumulative number of employee terminations due to restructuring actions for exit costs and restructuring was approximately 7,600 and 4,400, respectively. The cumulative number of square feet exited due to restructuring actions for exit costs and restructuring was 8.2 million and 4.1 million, respectively.

Note E: Contracts in Process

Contracts in process consisted of the following at December 31, 2002:

(In millions)	Cost Type	Fixed Price	Total
U.S. government end-use contracts			
Billed	$ 428	$ 112	$ 540
Unbilled	670	3,793	4,463
Less progress payments	—	(2,740)	(2,740)
	1,098	1,165	2,263
Other customers			
Billed	15	391	406
Unbilled	—	861	861
Less progress payments	—	(514)	(514)
	15	738	753
Total	$ 1,113	$ 1,903	$ 3,016

Contracts in process consisted of the following at December 31, 2001:

(In millions)	Cost Type	Fixed Price	Total
U.S. government end-use contracts			
Billed	$ 230	$ 225	$ 455
Unbilled	986	3,393	4,379
Less progress payments	—	(2,105)	(2,105)
	1,216	1,513	2,729
Other customers			
Billed	12	274	286
Unbilled	6	1,243	1,249
Less progress payments	—	(1,060)	(1,060)
	18	457	475
Total	$ 1,234	$ 1,970	$ 3,204

The U.S. government has title to the assets related to unbilled amounts on contracts that provide for progress payments. Unbilled amounts are primarily recorded under the percentage of completion method and are recoverable from the customer upon shipment of the product, presentation of billings, or completion of the contract.

Included in contracts in process at December 31, 2002 and 2001 was $75 million and $170 million, respectively, related to claims on contracts, which were recorded at their estimated realizable value. The Company believes that it has a contractual or legal basis for pursuing recovery of these claims, and that collection is probable. The settlement of these amounts depends on individual circumstances and negotiations with the counterparty, therefore, the timing of the collection will vary and approximately $44 million of collections are expected to extend beyond one year.

Billed and unbilled contracts in process include retentions arising from contractual provisions. At December 31, 2002, retentions amounted to $39 million and are anticipated to be collected as follows: 2003—$17 million, 2004—$12 million, and the balance thereafter.

Note F: Inventories

Inventories consisted of the following at December 31:

(In millions)	**2002**	2001
Finished goods	**$ 597**	$ 642
Work in process	**1,042**	1,111
Materials and purchased parts	**393**	424
Total	**$ 2,032**	$ 2,177

Inventories at Raytheon Aircraft totaled $1,612 million and $1,719 million at December 31, 2002 and 2001, respectively. In 2002, the Company changed its method of inventory costing at Raytheon Aircraft from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. Prior periods have been restated to reflect this change. The method was changed, in part, to achieve a better matching of revenues and expenses. The change decreased the net loss in 2002 by $7 million or $0.02 per basic and diluted share, and increased retained earnings for years prior to 2000 by $86 million.

The following adjusts reported income from continuing operations and basic and diluted earnings per share (EPS) to reflect the change in inventory costing method:

(In millions, except per share amounts)	**2001**	2000
Reported income from continuing operations	**$ 10**	$ 480
Change in inventory costing method, net of tax	**8**	(3)
Adjusted income from continuing operations	**$ 18**	477
Reported basic EPS from continuing operations	**$ 0.03**	$ 1.42
Change in inventory costing method, net of tax	**0.02**	(0.01)
Adjusted basic EPS from continuing operations	**$ 0.05**	$ 1.41
Reported diluted EPS from continuing operations	**$ 0.03**	$ 1.41
Change in inventory costing method, net of tax	**0.02**	(0.01)
Adjusted diluted EPS from continuing operations	**$ 0.05**	$ 1.40

The effect of the change in inventory costing method on the reported loss before extraordinary items and accounting change and the reported net loss in 2001 was a decrease of $8 million or $0.02 per basic and diluted share. The effect of the change in inventory costing method on reported income before extraordinary items and accounting change and reported net income in 2000 was a decrease of $3 million or $0.01 per basic and diluted share.

Note G: Property, Plant, and Equipment

Property, plant, and equipment consisted of the following at December 31:

(In millions)	**2002**	2001
Land	**$ 91**	$ 82
Buildings and leasehold improvements	**1,606**	1,655
Machinery and equipment	**3,083**	2,802
Equipment leased to others	**189**	101
	4,969	4,640
Less accumulated depreciation and amortization	**(2,573)**	(2,444)
Total	**$ 2,396**	$ 2,196

Depreciation expense was $305 million, $289 million, and $257 million in 2002, 2001, and 2000, respectively. Accumulated depreciation of equipment leased to others was $39 million and $50 million at December 31, 2002 and 2001, respectively.

Future minimum lease payments from non-cancelable aircraft operating leases, which extend to 2014, amounted to $39 million at December 31, 2002 and were due as follows:

(In millions)		
	2003	$ 11
	2004	7
	2005	4
	2006	3
	2007	3
	Thereafter	11

Note H: Other Assets

Other assets, net consisted of the following at December 31:

(In millions)	2002	2001
Long-term receivables		
Due from customers in installments to 2015	$ 969	$ 419
Other, principally due through 2005	17	46
Sales-type leases, due in installments to 2015	135	29
Computer software, net	397	302
Pension-related intangible asset	217	150
Investments	154	181
Other noncurrent assets	344	134
Total	$ 2,233	$ 1,261

The Company provides long-term financing to its aircraft customers and maintained a program under which an indirect subsidiary of the Company sold general aviation and commuter aircraft long-term receivables to Raytheon Aircraft Receivables Corporation (RARC), a special purpose entity. RARC sold undivided interests in the receivables to a bank syndicate and other financial institutions that purchased these interests for cash under a receivables purchase facility (the "Aircraft Receivables Facility"). The purchasers had a first priority claim on all proceeds, including the underlying aircraft and any insurance proceeds, and had recourse against the Company, at varying percentages, depending on the character of the receivables sold. Since the Aircraft Receivables Facility no longer provided any real economic benefit, the Company bought out the receivables that remained in this facility in 2002 for $1,029 million, eliminating the cost of maintaining it, and brought the related assets onto the Company's books. In connection with the buyback, the Company recorded the long-term receivables at estimated fair value using the reserves established in 2001, as described in Note A, Accounting Policies, Impairment of Long-Lived Assets. The $1 million balance in this facility at December 31, 2002 represented a remaining security interest in certain aircraft whose title had not yet been transferred back to the Company.

The (loss) gain resulting from the sale of receivables was $(6) million, $(2) million, and $3 million in 2002, 2001, and 2000, respectively. The outstanding balance of receivables sold under the Aircraft Receivables Facility was $1,448 million at December 31, 2001, of which $327 million represented past due amounts (including $301 million of commuter receivables), on which the Company's recourse obligation was $1,097 million.

When the Company sold receivables, it retained interest-only strips and servicing rights and received a servicing fee. Any gain or loss on the sale of receivables depended in part, on the carrying amount of the receivables sold allocated between the receivables and the retained interests, based on their relative fair value at the date of sale and was recognized in the period in which the sale occurred. The retained interests, which were not material, included interest-only strips, servicing rights, and subordinated certificates, and were recorded at estimated fair value. The Company estimated fair value based on the present value of expected future cash flows using the Company's best estimate of the key assumptions commensurate with the risks involved including credit losses, prepayment timing, forward yield curves, and discount rates. The Company's retained interests were subject to credit, prepayment, and interest rate risks on the receivables sold.

Long-term receivables included commuter airline receivables of $680 million and $193 million at December 31, 2002 and 2001, respectively. The underlying aircraft serve as collateral for the general aviation and commuter aircraft receivables. The Company maintains reserves for estimated uncollectible aircraft-related long-term receivables. The balance of these reserves was $69 million and $136 million at December 31, 2002 and 2001, respectively. The reserves for estimated uncollectible aircraft-related long-term receivables represent the Company's current estimate of future losses. The Company established these reserves based on an overall evaluation of identified risks. As a part of that evaluation, the Company considered certain specific receivables and considered factors including extended delinquency and requests for restructuring, among other things.

The increase in computer software in 2002 was due to the Company's conversion of significant portions of its existing financial systems to a new integrated financial package. Accumulated amortization of computer software was $219 million and $174 million at December 31, 2002 and 2001, respectively.

Investments consisted of the following at December 31:

(In millions)	Ownership%	2002	2001
Equity method investments			
TRS	50.0	$ 59	$ 18
HRL	33.3	29	28
HAL	49.0	13	7
Indra	49.0	12	12
Raytheon Aerospace	25.9	5	—
TelASIC	22.8	2	—
Flight Options	49.9	—	—
Space Imaging	30.9	—	48
Raytheon España	—	—	38
		120	151
Other investments			
Alliance Laundry Systems		19	19
Other		15	11
		34	30
Total		$ 154	$ 181

In 1995, through the acquisition of E-Systems, Inc., the Company invested in Space Imaging and currently has a 31 percent equity investment in Space Imaging LLC. Since 1996, the Company has guaranteed a portion of Space Imaging's debt and currently guarantees 50 percent of a $300 million Space Imaging credit facility that matures in March 2003. There were $277 million of Space Imaging borrowings outstanding under this facility at December 31, 2002. In 2002, the Company recorded a $175 million charge to write-off the Company's investment in Space Imaging and accrue for the credit facility guarantee on which the Company expects to make payment in 2003. The charge was a result of the Company's and Space Imaging's other major investor's decision not to provide additional funding at this time, whereby the Company does not believe that Space Imaging will be able to repay amounts outstanding under the credit facility.

To date, Space Imaging has purchased a significant amount of equipment from its major investors, including the Company. The Company's outstanding receivables due from Space Imaging totaled $28 million at December 31, 2002. Space Imaging is pursuing its business plan, including assessments relative to future investment in a replacement satellite system and related funding requirements. Space Imaging was recently successful in obtaining certain long-term commitments from the U.S. government for purchases of commercial satellite imagery. In order to fund future replacement satellites, Space Imaging will likely need, but has not yet been able to obtain, commitments for additional funding. In light of current market conditions and those uncertainties, there can be no assurance that Space Imaging will be successful in attracting additional funding.

In 2002, the Company formed a joint venture with Flight Options, Inc. whereby the Company contributed its Raytheon Travel Air fractional ownership business and loaned the new entity $20 million. The Company's investment in and other assets related to the joint venture totaled $107 million at December 31, 2002, which includes equity losses the Company has recorded since the formation of the joint venture. There was approximately $59 million of collateral value underlying amounts due from Flight Options at

December 31, 2002. In addition, there was approximately $88 million of additional transaction-related receivables that the Company recorded at zero due to the uncertainty of the ultimate realization of those amounts, due to the fact that the new entity, Flight Options LLC (FO), has been unprofitable to date and has not been generating adequate cash flow to finance current operations. Given these operating results, the Company has loaned FO an additional $10 million since December 31, 2002.

FO had been pursuing additional equity financing, but was not successful in that regard. As a result, the Company offered to exchange the FO debt it currently holds for additional equity in the joint venture, restructure other debt, and invest additional funds for additional equity. If this restructuring is completed, the Company will be responsible for FO's operations, own a majority of FO's stock, and consolidate FO's results in the Company's financial statements. Negotiations related to the restructuring offer are ongoing. If the Company consolidates Flight Options, it is not expected to have a material effect on the Company's financial position or results of operations. Flight Options' customers, in certain instances, have the contractual ability to require Flight Options to buy back their fractional share based on its current fair market value. The estimated value of this potential obligation was approximately $530 million at December 31, 2002.

In 2002, the Company sold its investment in Raytheon España for $43 million and recorded a gain of $4 million. Also in 2002, the Company agreed to provide $30 million of financing to JT3, L.L.C., a joint venture formed by the Company to provide range support to the U.S. Air Force and U.S. Navy, under which $21 million was outstanding at December 31, 2002. This financing is collateralized by JT3's customer receivables.

In 2001, the Company formed a joint venture, Thales Raytheon Systems (TRS), that has two major operating subsidiaries, one of which the Company controls and consolidates. In addition, the Company has entered into joint ventures formed specifically to facilitate a teaming arrangement between two contractors for the benefit of the customer, generally the U.S. government, whereby the Company receives a subcontract from the joint venture in its capacity as prime contractor. Accordingly, the Company records the work it performs for the joint venture as operating activity. Certain joint ventures are not included in the table above as the Company's investment in these entities is less than $1 million.

In 2001, the Company sold a majority interest in its aviation support business (Raytheon Aerospace) and retained $66 million in preferred and common equity in the business. The $66 million represents a 26 percent stake and was recorded at zero because the new entity is highly-leveraged. This initial investment will remain at zero until the new entity generates enough cash flow to show that the new entity will be able to liquidate the Company's investment after satisfying its third party debt service payments. The $5 million investment balance noted above represents equity income the Company has recorded since the date of disposition.

The Company also has a 20 percent equity investment in Exostar LLC. Due to equity method losses recorded since formation, substantially all of the Company's investment in Exostar has been written off.

In 1998, the Company sold its commercial laundry business unit to Alliance Laundry Systems for $315 million in cash and $19 million in securities.

Note I: Notes Payable and Long-term Debt

Notes payable and long-term debt consisted of the following at December 31:

(In millions)	2002	2001
Notes payable at a weighted-average interest rate of 4.48% for 2002 and 2.54% for 2001	$ 1	$ 166
Current portion of long-term debt	1,152	1,197
Notes payable and current portion of long-term debt	1,153	1,363
Notes due 2002, 6.45%, not redeemable prior to maturity	—	997
Notes due 2002, floating rate, 7.37%, not redeemable prior to maturity	—	200
Notes due 2003, 5.70%, not redeemable prior to maturity	377	377
Notes due 2003, 7.90%, not redeemable prior to maturity	775	773
Notes due 2005, 6.30%, not redeemable prior to maturity	438	437
Notes due 2005, 6.50%, not redeemable prior to maturity	687	685
Notes due 2006, 8.20%, redeemable at any time	797	797
Notes due 2007, 4.50%, redeemable at any time	224	—
Notes due 2007, 6.75%, redeemable at any time	920	916
Notes due 2008, 6.15%, redeemable at any time	542	550
Notes due 2010, 6.00%, redeemable at any time	222	231
Notes due 2010, 6.55%, redeemable at any time	244	256
Notes due 2010, 8.30%, redeemable at any time	398	397
Notes due 2012, 5.50%, redeemable at any time	345	—
Debentures due 2018, 6.40%, redeemable at any time	371	413
Debentures due 2018, 6.75%, redeemable at any time	249	272
Debentures due 2025, 7.375%, redeemable after 2005	205	205
Debentures due 2027, 7.20%, redeemable at any time	359	357
Debentures due 2028, 7.00%, redeemable at any time	184	184
Interest rate swaps	89	20
Other notes with varying interest rates	6	4
Less installments due within one year	(1,152)	(1,197)
Long-term debt	6,280	6,874
Total	$ 7,433	$ 8,237

The debentures due in 2025 are redeemable at the option of the Company after July 15, 2005 at redemption prices no greater than 103 percent of par. The notes and debentures redeemable at any time are at redemption prices equal to the present value of remaining principal and interest payments.

In 2002, the Company issued $575 million of long-term debt to reduce the amounts outstanding under the Company's lines of credit. The Company has on file a shelf registration with the Securities and Exchange Commission registering the issuance of up to $2.4 billion in debt securities, common or preferred stock, warrants to purchase any of the aforementioned securities, and/or stock purchase contracts.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This accounting standard requires, among other things, that debt extinguishments used as part of an entity's risk management strategy no longer meet the criteria for classification as extraordinary items. Because the Company does not use debt extinguishments as part of its risk management strategy, classification of gains or losses from long-term debt repurchases as extraordinary remains appropriate. In 2002, the Company repurchased debt with a par value of $96 million and recorded an extraordinary gain of $2 million pretax or $1 million after-tax. In 2001, the Company repurchased long-term debt with a par value of $1,375 million and recorded an extraordinary loss of $24 million pretax, $16 million after-tax, or $0.04 per diluted share.

In 2001, the Company entered into various interest rate swaps that corresponded to a portion of the Company's fixed rate debt in order to effectively hedge interest rate risk. The $1.2 billion notional value of the interest rate swaps effectively converted approximately

15 percent of the Company's total debt to variable rate debt. These interest rate swaps were designated as fair value hedges. In 2002, the Company closed out these interest rate swaps in order to reduce market rate risk. The Company received proceeds of $95 million in 2002 for the fair value of the swaps. The $95 million of value will be amortized over the remaining life of the corresponding debt as a reduction to interest expense.

The aggregate amounts of installments due on long-term debt for the next five years are:

(In millions)		
	2003	$1,152
	2004	4
	2005	1,125
	2006	797
	2007	1,146

Lines of credit with certain commercial banks exist to provide short-term liquidity. The lines of credit bear interest based upon LIBOR and were $2.85 billion at December 31, 2002, consisting of $1.55 billion which matures in November 2003, and $1.3 billion which matures in 2006. The lines of credit were $2.4 billion at December 31, 2001. There were no borrowings under the lines of credit at December 31, 2002. There was $140 million outstanding under the lines of credit at December 31, 2001. Credit lines with banks are also maintained by certain foreign subsidiaries to provide them with a limited amount of short-term liquidity. These lines of credit were $79 million and $129 million at December 31, 2002 and 2001, respectively. There was $1 million and $26 million outstanding under these lines of credit at December 31, 2002 and 2001, respectively. Compensating balance arrangements are not material.

The principal amounts of long-term debt were reduced by debt issue discounts and interest rate hedging costs of $90 million and $105 million, respectively, on the date of issuance, and are reflected as follows at December 31:

(In millions)	**2002**	2001
Principal	**$ 7,511**	$ 8,161
Unamortized issue discounts	**(39)**	(41)
Unamortized interest rate hedging costs	**(40)**	(49)
Installments due within one year	**(1,152)**	(1,197)
Total	**$ 6,280**	$ 6,874

The Company's most restrictive bank agreement covenant is an interest coverage ratio that currently requires earnings before interest, taxes, depreciation, and amortization (EBITDA), excluding certain charges, to be at least 2.5 times net interest expense for the prior four quarters. In July 2002, the covenant was amended to exclude charges of $450 million related to discontinued operations. The Company was in compliance with the interest coverage ratio covenant, as amended, during 2002.

Total cash paid for interest was $437 million, $687 million, and $703 million in 2002, 2001, and 2000, respectively, including amounts classified as discontinued operations.

Note J: Equity Security Units

In May 2001, the Company issued 17,250,000, 8.25% equity security units for $50 per unit totaling $837 million, net of offering costs of $26 million. Approximately $20 million of the offering costs were allocated to equity and $6 million were allocated to the mandatorily redeemable equity securities. The net proceeds of the offering were used to reduce debt and for general corporate purposes. Each equity security unit consists of a contract to purchase shares of the Company's common stock on May 15, 2004 which will result in cash proceeds to the Company of $863 million, and a mandatorily redeemable equity security, with a stated liquidation amount of $50, due on May 15, 2006 which will require a cash payment by the Company of $863 million. The contract obligates the holder to purchase, for $50, shares of common stock equal to the settlement rate. The settlement rate is equal to $50 divided by the average market value of the Company's common stock at that time. The settlement rate cannot be greater than 1.8182 or less than 1.4903 shares of common stock per purchase contract. Using the treasury stock method, there is no effect on the computation of shares for diluted earnings per share if the average market value of the Company's common stock is between $27.50 and $33.55 per share. The mandatorily redeemable equity security represents an undivided interest in the assets of RC Trust I, a Delaware business trust formed for the purpose of issuing these securities and whose assets consist solely of subordinated notes issued by the Company. During 2002, the average market value of the Company's common stock was $35.41 per share, therefore, the Company included 1.4 million shares in its computation of shares for diluted earnings per share. The contract requires a quarterly distribution, which is recorded as a reduction in additional paid-in capital, of 1.25% per year of the stated amount of $50 per purchase contract. Cash paid for the quarterly distribution on the contract was $11 million and $6 million in 2002 and 2001, respectively. The mandatorily redeemable equity security pays a quarterly distribution, which is included in interest expense, of 7% per year of the stated liquidation amount of $50 per mandatorily redeemable equity security until May 15, 2004. Cash paid for the quarterly distribution on the mandatorily redeemable equity security was $60 million and $31 million in 2002 and 2001, respectively. On May 15, 2004, following a remarketing of the mandatorily redeemable equity securities, the distribution rate will be reset at a rate equal to or greater than 7% per year.

Note K: Stockholders' Equity

The changes in shares of common stock outstanding were as follows:

(In thousands)	
Balance at December 31, 1999	338,760
Common stock plan activity	1,337
Treasury stock activity	523
Balance at December 31, 2000	340,620
Issuance of common stock	46,809
Common stock plan activity	1,230
Treasury stock activity	6,773
Balance at December 31, 2001	395,432
Issuance of common stock	**9,218**
Common stock plan activity	**3,638**
Treasury stock activity	**(79)**
Balance at December 31, 2002	**408,209**

The Company issued 5,100,000 shares of common stock in 2002 to fund the Company Match and Company Contributions, as described in Note O, Pension and Other Employee Benefits. The Company also issued 4,118,000 shares of common stock in 2002 in connection with other activity in the Company's employee stock ownership plan. The Company issued 855,000 shares of common stock and 6,809,000 shares out of treasury in 2001 to fund the Company Match and Company Contributions, as described in Note O, Pension and Other Employee Benefits.

In May 2001, the Company issued 14,375,000 shares of common stock for $27.50 per share. In October 2001, the Company issued 31,578,900 shares of common stock for $33.25 per share. The proceeds of the offerings were $1,388 million, net of $56 million of offering costs, and were used to reduce debt and for general corporate purposes.

Basic earnings per share (EPS) is computed by dividing net income by the weighted-average shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The weighted-average shares outstanding for basic and diluted EPS were as follows:

(In thousands)	**2002**	2001	2000
Average common shares outstanding for basic EPS	**401,444**	356,717	338,407
Dilutive effect of stock options, restricted stock, and equity security units	**6,587**	4,606	2,711
Shares for diluted EPS	**408,031**	361,323	341,118

Stock options to purchase 23.7 million, 20.5 million, and 22.3 million shares of common stock outstanding at December 31, 2002, 2001, and 2000, respectively, did not affect the computation of diluted EPS. The exercise prices for these options were greater than the average market price of the Company's common stock during the respective years.

Stock options to purchase 17.9 million, 15.5 million, and 10.1 million shares of common stock outstanding at December 31, 2002, 2001, and 2000, respectively, had exercise prices that were less than the average market price of the Company's common stock during the respective periods and are included in the dilutive effect of stock options, restricted stock, and equity security units in the table above.

In 2001, the Company eliminated its dual class capital structure and reclassified its Class A and Class B common stock into a single new class of common stock. The Company also effected a 20-for-1 reverse-forward stock split that resulted in holders of fewer than 20 shares of common stock being cashed out of their holdings.

In 1995, the Board of Directors authorized the repurchase of up to 12 million shares of the Company's common stock to allow the Company to repurchase shares from time to time when warranted by market conditions. In 1998, the Board of Directors ratified and reauthorized the repurchase of 2.5 million shares that remained under the original authorization. There have been 11.8 million shares purchased under these authorizations through December 31, 2002. There were no shares repurchased under this program during 2002, 2001, and 2000.

In 1999, the Board of Directors authorized the repurchase of up to an additional 6 million shares of the Company's common stock over the next three years. There have been no shares repurchased under this program.

In 1998, the Board of Directors authorized the purchase of up to 5 million shares of the Company's common stock per year to counter the dilution due to the exercise of stock options. There were no shares repurchased under this program during 2002, 2001, and 2000.

The Board of Directors is authorized to issue up to 200,000,000 shares of preferred stock, $0.01 par value per share, in multiple series with terms as determined by the Board of Directors.

In 1997, in connection with the merger with Hughes Defense, the Company adopted a shareholder rights plan. The plan protects the Company and its stockholders against hostile takeover tactics. The rights entitle the holder, other than a potential acquirer, to purchase shares of the Company's common stock at a 50 percent discount to the market price if certain triggering events occur, such as the acquisition of 15 percent or more of the Company's common stock by a person or group.

Note L: Federal and Foreign Income Taxes

Income reported for federal and foreign tax purposes differs from pretax accounting income due to differences between U.S. Internal Revenue Code requirements and the Company's accounting practices.

The provisions for federal and foreign income taxes consisted of the following:

(In millions)	**2002**	2001	2000
Current income tax expense			
Federal	**$ 50**	$ 95	$ 38
Foreign	**5**	4	9
Deferred income tax expense (benefit)			
Federal	**243**	(30)	286
Foreign	**21**	37	22
Total	**$ 319**	$ 106	$ 355

The provision for state income taxes was included in general and administrative expenses which are primarily allocable to government contracts.

The provision for income taxes differs from the U.S. statutory rate due to the following:

	2002	2001	2000
Tax at statutory rate	**35.0%**	35.0%	35.0%
Foreign sales corporation tax benefit	**(3.5)**	(29.0)	(3.0)
ESOP dividend deduction benefit	**(1.1)**	(9.0)	—
Research and development tax credit	**(1.0)**	(4.0)	(1.0)
Goodwill amortization	**—**	87.8	10.9
Other, net	**0.3**	4.7	0.8
Total	**29.7%**	85.5%	42.7%

Effective January 1, 2002, the Company discontinued the amortization of goodwill as required by SFAS No. 142, as described in Note A, Accounting Policies, Impairment of Long-Lived Assets. The higher effective tax rate in 2001 resulted from the increased effect of non-deductible amortization of goodwill on lower income before taxes resulting primarily from the charges at Raytheon Aircraft, as described in Note A, Accounting Policies, Impairment of Long-Lived Assets.

In 2002, 2001, and 2000, domestic income before taxes amounted to $999 million, $6 million, and $743 million, respectively, and foreign income before taxes amounted to $75 million, $118 million, and $89 million, respectively. Net cash refunds were $145 million, $27 million, and $22 million in 2002, 2001, and 2000, respectively.

Deferred federal and foreign income taxes consisted of the following at December 31:

(In millions)	**2002**	2001
Current deferred tax assets		
Other accrued expenses	**$ 378**	$ 404
Contracts in process and inventories	**119**	117
Accrued salaries and wages	**104**	99
Deferred federal and foreign income taxes—current	**$ 601**	$ 620
Noncurrent deferred tax assets (liabilities)		
Net operating loss and foreign tax credit carryforwards	**$ 533**	$ 478
Pension benefits	**348**	(805)
Retiree benefits	**235**	360
Depreciation and amortization	**(711)**	(465)
Revenue on leases and other	**(124)**	(131)
Deferred federal and foreign income taxes— noncurrent	**$ 281**	$ (563)

There were $1 million and $17 million of taxes refundable included in prepaid expenses and other current assets at December 31, 2002 and 2001, respectively. Federal tax benefits related to discontinued operations were $126 million and $381 million in 2002 and 2001, respectively, and were included in deferred federal and foreign income taxes in the table above.

At December 31, 2002, the Company had net operating loss carryforwards of $1.2 billion that expire in 2020 through 2022 and foreign tax credit carryforwards of $87 million that expire in 2005 through 2007. The Company believes it will be able to utilize all of these carryforwards over the next 3 to 4 years.

Note M: Commitments and Contingencies

At December 31, 2002, the Company had commitments under long-term leases requiring annual rentals on a net lease basis as follows:

(In millions)		
	2003	$ 421
	2004	223
	2005	199
	2006	168
	2007	138
	Thereafter	349

In 2002, the Company sold its corporate headquarters and is leasing it back while the Company's new corporate headquarters is being constructed. The Company's new corporate headquarters are expected to be completed in 2003. Remaining lease payments under this lease at December 31, 2002, which are included in the table above, total approximately $4 million.

In 1998, the Company entered into a $490 million property sale and five-year operating lease (synthetic lease) facility. Under this lease facility property, plant, and equipment was sold and leased back in order to diversify the Company's sources of funding and extend the term of a portion of the Company's financing obligations. In 2003, the Company is required to buy back the assets remaining in the lease facility for approximately $138 million. Remaining lease payments under the lease facility at December 31, 2002, which are included in the table above, total $28 million in 2003. Rent expense was $276 million in 2002 and 2001 and $285 million in 2000.

At December 31, 2002, the Company had commitments under an agreement to outsource a significant portion of its information technology function requiring minimum annual payments as follows:

(In millions)		
	2003	$ 66
	2004	68
	2005	67
	2006	64
	2007	64
	Thereafter	129

The Company, in limited instances, has provided indemnifications for certain liabilities that could arise from the Company's use of leased properties, outsourcing agreements, or sales of businesses. The Company is unable to estimate future payments, if any, that may be required under the aforementioned indemnities.

In connection with certain aircraft sales, the Company had offered trade-in incentives whereby the customer will receive a pre-determined trade-in value if they purchase another aircraft from the Company. The difference between the value of these trade-in incentives, the majority of which expire by the end of 2005, and the current estimated fair value of the underlying aircraft was approximately $28 million at December 31, 2002. There is a high degree of uncertainty inherent in the assessment of the likelihood and value of trade-in commitments.

The Company self-insures for losses and expenses for aircraft product liability up to a maximum of $10 million per occurrence and $50 million annually. Insurance is purchased from third parties to cover excess aggregate liability exposure from $50 million to $1.2 billion. This coverage also includes the excess of liability over $10 million per occurrence. The aircraft product liability reserve was $13 million and $17 million at December 31, 2002 and 2001, respectively.

The Company is involved in various stages of investigation and cleanup related to remediation of various environmental sites. The Company's estimate of total environmental remediation costs expected to be incurred is $143 million. On a discounted basis, the Company estimates the liability to be $92 million before U.S. government recovery and has accrued this amount at December 31, 2002. A portion of these costs are eligible for future recovery through the pricing of products and services to the U.S. government. The recovery of environmental cleanup costs from the U.S. government is considered probable based on the Company's long history of receiving reimbursement for such costs. Accordingly, the Company has recorded $49 million at December 31, 2002 for the estimated future recovery of these costs from the U.S. government, which is included in contracts in process. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative cleanup methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the Company's responsibility, it is difficult to determine the ultimate outcome of these matters, however, any additional liability is not expected to have a material adverse effect on the Company's financial position or results of operations.

Environmental remediation costs expected to be incurred are:

(In millions)		
	2003	$ 24
	2004	18
	2005	12
	2006	9
	2007	8
	Thereafter	72

The Company issues guarantees and has banks and insurance companies issue, on its behalf, letters of credit to meet various bid, performance, warranty, retention, and advance payment obligations. Approximately $1,227 million and $1,350 million of these contingent obligations were outstanding at December 31, 2002 and 2001, respectively. These instruments expire on various dates primarily through 2006. In the normal course of operations, the Company guarantees the performance of its subsidiaries on certain contracts and projects directly or through surety companies. At December 31, 2002, the amount of letters of credit, performance bonds, and parent guarantees, for which there were stated values, that remained outstanding was $367 million, $344 million, and $25 million, respectively, related to discontinued operations and are included in the numbers above, however, additional guarantees of project performance for which there is no stated value also remain outstanding.

In 1997, the Company provided a first loss guarantee of $133 million on $1.3 billion of U.S. Export-Import Bank debt through 2015 related to the Brazilian government's System for the Vigilance of the Amazon (SIVAM) program. The Company has also guaranteed 50 percent of Space Imaging's debt, as described in Note H, Other Assets.

Defense contractors are subject to many levels of audit and investigation. Agencies that oversee contract performance include: the Defense Contract Audit Agency, the Department of Defense Inspector General, the General Accounting Office, the Department of Justice, and Congressional Committees. The Department of Justice, from time to time, has convened grand juries to investigate possible irregularities by the Company. Individually and in the aggregate, these investigations are not expected to have a material adverse effect on the Company's financial position or results of operations.

In 2002, the Company received service of a grand jury subpoena issued by the United States District Court for the District of California. The subpoena seeks documents related to the activities of an international sales representative engaged by the Company related to a foreign military sales contract in Korea in the late 1990s. The Company has in place appropriate compliance policies and procedures, and believes its conduct has been consistent with those policies and procedures. The Company is cooperating fully with the investigation.

The Company continues to cooperate with the staff of the Securities and Exchange Commission (SEC) on an investigation related to the Company's accounting practices primarily related to the commuter aircraft business and the timing of revenue recognition at Raytheon Aircraft from 1997 to 2001. The Company has been providing documents and information to the SEC staff. The Company is unable to predict the outcome of the investigation or any action that the SEC might take.

In late 1999, the Company and two of its officers were named as defendants in several class action lawsuits which were consolidated into a single complaint in June 2000, when four additional former or present officers were named as defendants (the "Consolidated Complaint"). The Consolidated Complaint principally alleges that the defendants violated federal securities laws by making misleading statements and by failing to disclose material information concerning the Company's financial performance during the class period of October 7, 1998 through October 12, 1999. In March 2002, the court certified the class of plaintiffs as those people who purchased the Company's stock between October 7, 1998 and October 12, 1999. In September 2000, the Company and the individual defendants filed a motion to dismiss, which the plaintiffs opposed. The court heard arguments on the motion in February 2001. In August 2001, the court issued an order dismissing most of the claims asserted against the Company and the individual defendants. Discovery is proceeding on the two circumstances that remain the subject of claims.

In 1999 and 2000, the Company was also named as a nominal defendant and all of its directors at the time (except one) were named as defendants in purported derivative lawsuits. The derivative complaints contain allegations similar to those included in the Consolidated Complaint and further allege that the defendants breached fiduciary duties to the Company and allegedly failed to exercise due care and diligence in the management and administration of the affairs of the Company. In December 2001, the Company and the individual defendants filed a motion to dismiss one of the derivative lawsuits. These actions have since been consolidated, and the plaintiffs have filed a consolidated amended complaint. The defendants have advised the court that they intend to file a motion to dismiss the consolidated amended complaint.

In June 2001, a purported class action lawsuit was filed on behalf of all purchasers of common stock or senior notes of WGI during the class period of April 17, 2000 through March 1, 2001 (the "WGI Complaint"). The plaintiff class claims to have suffered harm by purchasing WGI securities because the Company and certain of its officers allegedly violated federal securities laws by misrepresenting the true financial condition of RE&C in order to sell RE&C to WGI at an artificially inflated price. An amended complaint was filed in October 2001 alleging similar claims. The Company and the individual defendants filed a motion seeking to dismiss the action in November 2001. In April 2002, the motion to dismiss was denied. The defendants have filed their answer to the amended complaint and discovery is proceeding.

In July 2001, the Company was named as a nominal defendant and all of its directors at the time have been named as defendants in two identical purported derivative lawsuits. The derivative complaints contain allegations similar to those included in the WGI Complaint and further allege that the individual defendants breached fiduciary duties to the Company and failed to maintain systems necessary for prudent management and control of the Company's operations. In December 2001, the Company and the individual defendants filed a motion to dismiss one of the derivative lawsuits.

Also in July 2001, the Company was named as a nominal defendant and members of its Board of Directors and several current and former officers have been named as defendants in another purported shareholder derivative action which contains allegations similar to those included in the WGI Complaint and further alleges that the individual defendants breached fiduciary duties to the Company and failed to maintain systems necessary for prudent management and control of the Company's operations. In June 2002, the defendants filed a motion to dismiss the complaint. In September 2002, the plaintiff agreed to voluntarily dismiss this action without prejudice so that it can be re-filed in another jurisdiction.

Although the Company believes that it and the other defendants have meritorious defenses to each and all of the aforementioned class action and derivative complaints and intends to contest each lawsuit vigorously, an adverse resolution of any of the lawsuits could have a material adverse effect on the Company's financial position or results of operations in the period in which the lawsuits are resolved. The Company is not presently able to reasonably estimate potential losses, if any, related to any of the lawsuits.

In addition, various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the Company. While the ultimate liability from these proceedings is presently indeterminable, any additional liability is not expected to have a material adverse effect on the Company's financial position or results of operations.

Note N: Stock Plans

The 2001 Stock Plan and 1995 Stock Option Plan provide for the grant of both incentive and nonqualified stock options at an exercise price which is not less than 100 percent of the fair value on the date of grant. The 1991 Stock Plan provided for the grant of incentive stock options at an exercise price which is 100 percent of the fair value on the date of grant and nonqualified stock options at an exercise price which may be less than the fair value on the date of grant. The 1976 Stock Option Plan provided for the grant of both incentive and nonqualified stock options at an exercise price which is 100 percent of the fair value on the date of grant. No further grants are allowed under the 1991 Stock Plan and 1976 Stock Option Plan. All of these plans were approved by the Company's stockholders.

The plans also provide that all stock options may generally be exercised in their entirety 1 to 6 years after the date of grant. Incentive stock options terminate 10 years from the date of grant, and those stock options granted after December 31, 1986 become exercisable to a maximum of $100,000 per year. Nonqualified stock options terminate 11 years from the date of grant, 10 years and a day if issued in connection with the 1995 Stock Option Plan, or as determined by the Management Development and Compensation Committee of the Board of Directors (MDCC) if issued under the 2001 Stock Plan.

The 2001 Stock Plan and 1991 Stock Plan also provide for the award of restricted stock and restricted units. The 2001 Stock Plan also provides for the award of stock appreciation rights. The 1997 Nonemployee Directors Restricted Stock Plan provides for the award of restricted stock to nonemployee directors. Restricted stock, restricted unit, and stock appreciation rights awards are determined by the MDCC and are compensatory in nature. Restricted stock, restricted units, and stock appreciation rights vest over a specified period of time as determined by the MDCC. Restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Compensation expense is recognized over the vesting period. A wholly-owned subsidiary of the Company also maintains a stock option plan which may result in the issuance of additional stock options under the 1995 Stock Option Plan.

No further grants are allowed under the 2001 Stock Plan, 1997 Nonemployee Directors Restricted Stock Plan, and 1995 Stock Option Plan after January 31, 2011, November 25, 2006, and March 21, 2005, respectively.

Awards of 201,800; 207,100; and 1,152,800 shares of restricted stock and restricted units were made to employees and directors at a weighted average fair value at the grant date of $32.62, $28.13, and $21.21 in 2002, 2001, and 2000, respectively. The required conditions for 428,600; 304,600; and 140,900 shares of restricted stock and restricted units were satisfied in 2002, 2001, and 2000, respectively. There were 183,500; 715,800; and 285,900 shares of restricted stock and restricted units forfeited in 2002, 2001, and 2000, respectively. There were 837,600; 1,249,300; and 2,062,600 shares of restricted stock and restricted units outstanding at December 31, 2002, 2001, and 2000, respectively. The amount of compensation expense recorded was $7 million, $12 million, and $19 million in 2002, 2001, and 2000, respectively. The balance of unearned compensation was $12 million and $17 million at December 31, 2002 and 2001, respectively.

There were 59.2 million, 70.6 million, and 49.2 million additional shares of common stock (including shares held in treasury) authorized for stock options and restricted stock awards at December 31, 2002, 2001, and 2000, respectively.

Stock option information for 2002, 2001, and 2000 follows:

(Share amounts in thousands)	Shares	Weighted-Average Option Price
Outstanding at December 31, 1999	25,057	$ 52.40
Granted	12,565	19.81
Exercised	(253)	18.81
Expired	(3,276)	41.68
Outstanding at December 31, 2000	34,093	$ 41.66
Granted	9,321	29.85
Exercised	(1,275)	20.68
Expired	(2,942)	43.79
Outstanding at December 31, 2001	39,197	$ 39.38
Granted	**10,049**	**42.04**
Exercised	**(3,575)**	**22.89**
Expired	**(3,527)**	**44.35**
Outstanding at December 31, 2002	**42,144**	**$40.99**

The following tables summarize information about stock options outstanding and exercisable at December 31, 2002:

(Share amounts in thousands)	Options Outstanding		
Exercise Price Range	Shares Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$18.19 to $29.78	14,952	7.8 years	$24.98
$31.24 to $49.19	14,116	7.7 years	$40.96
$51.06 to $59.44	8,423	4.9 years	$54.29
$66.91 to $73.78	4,653	6.5 years	$68.49
Total	42,144		

(Share amounts in thousands)	Options Exercisable	
Exercise Price Range	Shares Exercisable at December 31, 2002	Weighted-Average Exercise Price
$18.19 to $ 29.78	7,037	$23.35
$31.24 to $ 49.19	4,652	$37.76
$51.06 to $ 59.44	8,423	$54.29
$66.91 to $ 73.78	4,653	$68.49
Total	24,765	

Shares exercisable at the corresponding weighted-average exercise price at December 31, 2002, 2001, and 2000, were 24.8 million at $45.06, 24.2 million at $47.78, and 21.1 million at $48.51, respectively.

Note O: Pension and Other Employee Benefits

The Company has pension and retirement plans covering the majority of its employees, including certain employees in foreign countries. Total pension income includes foreign pension expense of $9 million in 2002, $3 million in 2001, and $7 million in 2000. In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's U.S. employees may become eligible for these benefits. The measurement date is October 31.

Plan assets consist primarily of publicly-traded equity securities (including 2,279,000 shares of the Company's common stock with a fair value of $70 million at December 31, 2002 and 87,000 of the Company's equity security units, with a fair value of $5 million at December 31, 2002) and publicly-traded fixed income securities.

The information presented below includes the effect of divestitures. In 2002, the Company recorded a $41 million other benefits curtailment gain, which is included in discontinued operations, as a result of the sale of AIS. In 2001, the Company recorded a $17 million pension benefits curtailment gain and a $1 million other benefits curtailment gain as a result of workforce reductions at RAC and the sale of a majority interest in the Company's aviation support business. The Company recorded a $4 million other benefits curtailment gain in 2001 and a $6 million pension benefits curtailment gain in 2000 as a result of the closure of the Company's Lewisville, TX operation. In 2000, the Company recorded a $35 million pension benefits curtailment gain, which is included in discontinued operations, as a result of the sale of RE&C.

Change in Benefit Obligation

	Pension Benefits		Other Benefits	
(In millions)	**2002**	2001	**2002**	2001
Benefit obligation at beginning of year	**$11,422**	$10,707	**$ 1,547**	$ 1,288
Service cost	**278**	256	**21**	19
Interest cost	**790**	795	**105**	95
Plan participants' contributions	**27**	26	**—**	—
Amendments	**3**	72	**(348)**	—
Actuarial loss	**317**	483	**430**	291
Curtailments	**—**	(17)	**(41)**	(5)
Foreign exchange	**27**	—	**—**	—
Benefits paid	**(885)**	(900)	**(135)**	(141)
Benefit obligation at end of year	**$11,979**	$11,422	**$ 1,579**	$ 1,547

Change in Plan Assets

	Pension Benefits		Other Benefits	
(In millions)	**2002**	2001	**2002**	2001
Fair value of plan assets at beginning of year	**$10,409**	$14,108	**$ 410**	$ 425
Actual return on plan assets	**(488)**	(2,876)	**(22)**	(40)
Company contributions	**49**	51	**100**	166
Plan participants' contributions	**27**	26	**—**	—
Foreign exchange	**23**	—	**—**	—
Benefits paid	**(885)**	(900)	**(135)**	(141)
Fair value of plan assets at end of year	**$ 9,135**	$10,409	**$ 353**	$ 410

Funded Status—unrecognized components

	Pension Benefits		Other Benefits	
(In millions) December 31:	**2002**	2001	**2002**	2001
Funded status	**$ (2,844)**	$ (1,013)	**$(1,226)**	$(1,137)
Unrecognized actuarial loss	**4,853**	2,868	**723**	251
Unrecognized transition (asset) obligation	**—**	(4)	**185**	210
Contributions	**2**	1	**—**	—
Unrecognized prior service cost	**184**	210	**(347)**	(6)
Prepaid (accrued) benefit cost	**$ 2,195**	$ 2,062	**$ (665)**	$ (682)

The table above reconciles the difference between the benefit obligation and the fair value of plan assets to the amounts recorded on the balance sheet due to certain items that are amortized in accordance with SFAS No. 87 rather than recognized in the current period.

Funded Status—amounts recorded on the balance sheet

		Pension Benefits		Other Benefits	
(In millions)	December 31:	**2002**	2001	**2002**	2001
Prepaid benefit cost		**$ 661**	$2,280	**$ 15**	$ 31
Accrued benefit liability		**(1,942)**	(542)	**(680)**	(713)
Intangible asset		**217**	150	**—**	—
Employer contributions		**6**	—	**—**	—
Accumulated other comprehensive income		**3,253**	174	**—**	—
Prepaid (accrued) benefit cost		**$ 2,195**	$2,062	**$(665)**	$(682)

Components of Net Periodic Benefit Income

	Pension Benefits		
(In millions)	**2002**	2001	2000
Service cost	**$ 278**	$ 256	$ 320
Interest cost	**790**	795	763
Expected return on plan assets	**(1,193)**	(1,247)	(1,164)
Amortization of transition asset	**(3)**	(4)	(6)
Amortization of prior service cost	**20**	19	18
Recognized net actuarial loss (gain)	**19**	(114)	(81)
Loss (gain) due to curtailments/settlements	**9**	9	(36)
Net periodic benefit (income)	**$ (80)**	$ (286)	$ (186)

The net periodic benefit income includes expense from discontinued operations, including curtailments, of $9 million in 2002 and $11 million in 2001 and income from discontinued operations, including curtailments, of $43 million in 2000.

Components of Net Periodic Benefit Cost

	Other Benefits		
(In millions)	**2002**	2001	2000
Service cost	**$ 21**	$ 19	$ 20
Interest cost	**105**	95	92
Expected return on plan assets	**(30)**	(34)	(31)
Amortization of transition obligation	**25**	25	25
Amortization of prior service cost	**—**	(1)	(1)
Recognized net actuarial loss (gain)	**9**	(10)	(7)
Gain due to curtailments/settlements	**(47)**	(5)	—
Net periodic benefit cost	**$ 83**	$ 89	$ 98

The net periodic benefit cost includes income from discontinued operations, including curtailments, of $47 million in 2002.

Weighted-Average Assumptions

	Pension Benefits		Other Benefits	
	2002	2001	**2002**	2001
Discount rate	**7.00%**	7.25%	**7.00%**	7.25%
Expected return on plan assets	**9.50%**	9.50%	**8.50%**	8.50%
Rate of compensation increase	**4.50%**	4.50%	**4.50%**	4.50%
Healthcare trend rate in the next year			**12.00%**	11.00%
Gradually declining to a trend rate of			**5.5%**	5.0%
In the years beyond			**2013**	2010

The actual rate of return on pension plan assets was (9.6) percent, 1.7 percent, and 8.9 percent for the three, five, and 10-year periods ended December 31, 2002, respectively.

The effect of a one percent increase and decrease in the assumed healthcare trend rate for each future year for the aggregate of service and interest cost is $8 million and $(7) million, respectively, and for the accumulated postretirement benefit obligation is $114 million and $(100) million, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $10,998 million, $9,942 million, and $8,022 million, respectively, at December 31, 2002, and $1,880 million, $1,817 million, and $1,275 million, respectively, at December 31, 2001.

The Company maintains an employee stock ownership plan (ESOP) which includes the Company's 401(k) plan (defined contribution plan), under which covered employees are allowed to contribute up to a specific percentage of their pay. The Company matches the employee's contribution, up to a maximum of generally between three and four percent of the employee's pay, by making a contribution to the Company stock fund (Company Match). Total expense for the defined contribution plan was $166 million, $183 million, and $176 million in 2002, 2001, and 2000, respectively. The defined contribution plan expense includes expense from discontinued operations of $2 million in 2002 and $9 million in 2001 and 2000.

The Company also makes an annual contribution to the Company stock fund of approximately one-half of one percent of salaries and wages, limited to $200,000 in 2002 and $170,000 in 2001 and 2000, of most U.S. salaried and hourly employees (Company Contributions). The expense was $26 million, $28 million, and $26 million and the number of shares allocated to participant accounts was 640,000; 941,000; and 1,455,000 in 2002, 2001, and 2000, respectively.

The Company funded a portion of the Company Match and Company Contributions in 2002, 2001, and 2000 through the issuance of common stock.

At December 31, 2002, there was a total of $6.4 billion invested in the Company's defined contribution plan. At December 31, 2002, there was a total of $1.3 billion invested in the Company stock fund consisting of $488 million of Company Match which must remain invested in the Company stock fund for five years from the year in which the contribution was made or the year in which the employee reaches age 55, whichever is earlier; $189 million of Company Contributions which must remain invested in the Company stock fund until the employee reaches age 55 and completes 10 years of service; and $661 million over which there are no restrictions.

Note P: Business Segment Reporting

Reportable segments have been determined based upon product lines and include the following: Electronic Systems; Command, Control, Communication and Information Systems; Technical Services; Commercial Electronics; and Aircraft.

Segment net sales and operating income include intersegment sales and profit recorded at cost plus a specified fee, which may differ from what the selling entity would be able to obtain on external sales. Corporate and Eliminations include Company-wide accruals and over/under applied overhead that have not been attributed to a particular segment and inter-segment sales and profit eliminations.

Electronic Systems (ES) is the largest segment and represents the majority of the Company's defense electronics businesses. ES focuses on missile systems including anti-ballistic missile systems; air defense; air-to-air, surface-to-air, and air-to-surface missiles; naval and maritime systems; ship self-defense systems; strike, interdiction, and cruise missiles; and advanced munitions. ES also specializes in radar, electronic warfare, infrared, laser, and GPS technologies with programs focusing on land, naval, airborne, and spaceborne systems used for surveillance, reconnaissance, targeting, navigation, commercial, and scientific applications. Some of the leading programs in ES include: the Patriot Air Defense System; the Ground-Based Radar for the THAAD system; technologies for the U.S. Missile Defense Agency; the Tomahawk Cruise Missile program; airborne radar systems for the B-2, F-14, F-15, F/A-18, AV-8B, and the next generation F-22 programs; sensors for applications such as the Global Hawk and Predator Unmanned Aerial Vehicle Reconnaissance Systems; and advanced night vision technologies.

Command, Control, Communication and Information Systems (C3I) is involved in battle management systems; communication systems; network security software; fire control systems; high resolution space-based imaging systems; air traffic control systems; tactical radios; satellite communication ground control terminals; wide area surveillance systems; ground-based information processing systems; image processing; large scale information retrieval, processing, and distribution systems; and global broadcast systems. Some of the leading programs in C3I include: the U.S. Navy's Cooperative Engagement Capability (CEC) program that integrates sensor information from multiple sources to provide ships, aircraft, and land-based installations an integrated air picture; the Brazilian System for the Vigilance of the Amazon (SIVAM), which provides an integrated information network linking numerous sensors to regional and national coordination centers; and air traffic control and weather systems at airports worldwide, including the Federal Aviation Administration/ Department of Defense Standard Terminal Automation Replacement System (STARS) program. Through C3I, the Company operates a trans-atlantic joint venture, Thales Raytheon Systems (TRS), encompassing air defense/command and control centers, and ground-based air surveillance and weapon-locating radars.

Technical Services (TS) provides information technology services, training programs, and logistics and base operations support throughout the U.S. and other countries. TS performs complete engineering and depot-level cradle-to-grave support for the Company's manufactured equipment and to various commercial and military customers. TS is a world leader in providing and supporting range instrumentation systems and bases worldwide for the Department of Defense. TS also provides missile range calibration services for the U.S. Air Force, trains U.S. Army personnel in battlefield tactics, and supports undersea testing and evaluation for the U.S. Navy. TS provides operations and engineering support to the Atlantic Underwater Test and Evaluation Center and range technical support and facilities maintenance at several Department of Defense facilities.

The Company's commercial electronics businesses produce, among other things, precision optical products for defense, commercial, and telecommunications customers; gallium arsenide integrated circuits and power amplifiers for defense and wireless communications customers; thermal imaging products for the public safety, industrial, and transportation markets; navigation and communication systems for the commercial and military marine markets; and other electronic components for a wide range of applications.

Raytheon Aircraft Company (RAC) offers a broad product line of aircraft and aviation services in the general aviation market. RAC manufactures, markets, and supports business jets, turboprops, and piston-powered aircraft for the world's commercial, regional airline, fractional ownership, and military aircraft markets. RAC's piston-powered aircraft line includes the single-engine Beech Bonanza and the twin-engine Beech Baron aircraft for business and personal flying. The King Air turboprop series includes the Beech King Air C90B, B200, and 350. The jet line includes the Beechjet 400A light jet, the Hawker 800XP midsize business jet, and the Beechcraft Premier I entry-level business jet. A new super midsize business jet, the Hawker Horizon, is currently in development. RAC also supplies aircraft training systems, including the T-6A trainer selected as the next-generation trainer for the U.S. Air Force and Navy under the Joint Primary Aircraft Training System. Additionally, RAC produces special mission aircraft, including military versions of the King Air and the U-125 search-and-rescue variant of the Hawker 800. RAC also sells a 19-passenger regional airliner.

Segment financial results were as follows:

Net Sales

(In millions)	**2002**	2001	2000
Electronic Systems	**$ 9,018**	$ 8,167	$ 7,657
Command, Control, Communication and Information Systems	**4,140**	3,770	3,419
Technical Services	**2,133**	2,050	1,822
Commercial Electronics	**423**	453	666
Aircraft	**2,158**	2,572	3,220
Corporate and Eliminations	**(1,112)**	(995)	(967)
Total	**$ 16,760**	$ 16,017	$ 15,817

Operating Income

(In millions)	**2002**	2001	2000
Electronic Systems	**$ 1,260**	$ 1,111	$ 1,044
Command, Control, Communication and Information Systems	**420**	396	358
Technical Services	**128**	158	123
Commercial Electronics	**(4)**	(57)	(4)
Aircraft	**(4)**	(760)(1)	159
Corporate and Eliminations	**(46)**	(82)	(100)
Total	**1,754**	766	1,580

(1) Includes charges of $745 million, as described in Note A, Accounting Policies, Impairment of Long-Lived Assets.

Operating Cash Flow

(In millions)	**2002**	2001	2000
Electronic Systems	**$ 586**	$ 717	$ 699
Command, Control, Communication and Information Systems	**133**	61	204
Technical Services	**174**	(57)	22
Commercial Electronics	**32**	(45)	63
Aircraft	**(50)**	(457)	(372)
Corporate	**764**	(40)	(138)
Total	**$ 1,639**	$ 179	$ 478

Operating cash flow, as defined by the Company to evaluate cash flow performance by the segments, includes capital expenditures and expenditures for internal use software. Corporate operating cash flow includes the difference between amounts charged to the segments for interest and taxes on an intercompany basis and the amounts actually paid by the Company.

Capital Expenditures

(In millions)	**2002**	2001	2000
Electronic Systems	**$ 269**	$ 241	$ 197
Command, Control, Communication and Information Systems	**66**	86	70
Technical Services	**21**	4	5
Commercial Electronics	**18**	30	33
Aircraft	**84**	100	116
Total	**$ 458**	$ 461	$ 421

Depreciation and Amortization

(In millions)	2002	2001	2000
Electronic Systems	**$ 164**	$ 344	$ 328
Command, Control, Communication and Information Systems	**62**	158	160
Technical Services	**13**	37	35
Commercial Electronics	**21**	28	29
Aircraft	**104**	110	90
Total	**$ 364**	$ 677	$ 642

Identifiable Assets at December 31:

(In millions)	2002	2001
Electronic Systems	**$ 10,402**	$ 10,497
Command, Control, Communication and Information Systems	**5,164**	5,113
Technical Services	**1,526**	1,656
Commercial Electronics	**655**	683
Aircraft	**4,076**	3,273
Corporate	**2,048**	3,908
Total	**$ 23,871**	$ 25,130

Intersegment sales in 2002, 2001, and 2000, respectively, were $275 million, $223 million, and $180 million for Electronic Systems, $123 million, $117 million, and $122 million for Command, Control, Communication and Information Systems, $593 million, $545 million, and $496 million for Technical Services, $117 million, $106 million, and $110 million for Commercial Electronics, and $4 million, $4 million, and $59 million for Aircraft.

Segment Reorganization

Effective January 1, 2003, the Company will begin reporting its government and defense businesses in six segments. In addition, the Company's Commercial Electronics businesses have been reassigned to the new government and defense businesses. The Company's Aircraft segment will continue to be reported separately. Accordingly, beginning in the first quarter of 2003, the Company will report its financial results in the following segments: IDS, IIS, MS, NCS, SAS, TS, and RAC.

Integrated Defense Systems (IDS) provides integrated air and missile defense and naval and maritime war-fighting systems and modeling and simulation capabilities.

Intelligence and Information Systems (IIS) provides signal and image processing, geospatial intelligence, airborne and spaceborne command and control, ground engineering support, and weather and environmental management.

Missile Systems (MS) provides air-to-air, precision strike, surface Navy air defense, land combat missiles, guided projectiles, kinetic kill vehicles, and directed energy weapons.

Network Centric Systems (NCS) provides network centric solutions to integrate sensors, communications, and command and control to manage the battlespace.

Space and Airborne Systems (SAS) provides electro-optical/infrared sensors, airborne radars, solid state high energy lasers, precision guidance systems, electronic warfare systems, and space-qualified systems for civil and military applications.

Technical Services (TS) provides technical, scientific, and professional services for defense, federal, and commercial customers worldwide.

Raytheon Aircraft Company (RAC) manufactures, markets, and supports business jets, turbo-props, and piston-powered aircraft for the world's commercial, regional airline, fractional ownership, and military aircraft markets.

Also beginning in the first quarter of 2003, the Company will change the way pension expense or income is reported in the Company's segment results. Statement of Financial Accounting Standards (SFAS) No. 87, Employers' Accounting for Pensions, outlines the methodology used to determine pension expense or income for financial reporting purposes, which is not necessarily indicative of the funding requirements of pension plans, which are determined by other factors. A major factor for determining pension funding requirements are Cost Accounting Standards (CAS) that proscribe the allocation to and recovery of pension costs on U.S. government contracts. The Company will report the difference between SFAS No. 87 (FAS) pension expense or income and CAS pension expense as a separate line item in the Company's segment results called FAS/CAS Income Adjustment. The Company's individual segment results will now only include pension expense as determined under CAS, which can generally be recovered through the pricing of products and services to the U.S. government. Previously, the Company's individual segment results included FAS pension expense or income, which consisted of CAS pension expense and an adjustment to reconcile CAS pension expense to FAS pension expense or income.

Operations by Geographic Areas

(In millions)	United States	Outside United States (Principally Europe)	Consolidated
Sales			
2002	**$ 14,155**	**$ 2,605**	**$ 16,760**
2001	13,293	2,724	16,017
2000	12,915	2,902	15,817
Long-lived assets at			
December 31, 2002	**$ 5,391**	**$ 195**	**$ 5,586**
December 31, 2001	5,567	201	5,768

The country of destination was used to attribute sales to either United States or Outside United States. Sales to major customers in 2002, 2001, and 2000 were: U.S. government, including foreign military sales, $12,255 million, $11,161 million, and $10,220 million, respectively, and U.S. Department of Defense, $10,406 million, $9,512 million, and $9,278 million, respectively.

Note Q: Quarterly Operating Results (unaudited)

(In millions except per share amounts and stock prices)

2002	First	Second	Third	Fourth
Net sales	**$ 3,911**	**$ 4,095**	**$ 4,092**	**$ 4,662**
Gross margin	**751**	**888**	**852**	**911**
Income from continuing operations	**149**	**223**	**228**	**155**
Net income (loss)	**(583)**	**(136)**	**147**	**(68)**
Earnings per share from continuing operations				
Basic	**0.38**	**0.56**	**0.56**	**0.38**
Diluted	**0.37**	**0.54**	**0.56**	**0.38**
Net income (loss) per share				
Basic	**(1.47)**	**(0.34)**	**0.36**	**(0.17)**
Diluted	**(1.44)**	**(0.33)**	**0.36**	**(0.17)**
Cash dividends per share				
Declared	**0.20**	**0.20**	**0.20**	**0.20**
Paid	**0.20**	**0.20**	**0.20**	**0.20**
Common stock prices				
High	**40.95**	**44.52**	**38.63**	**30.75**
Low	**30.88**	**37.54**	**28.61**	**26.86**

2001	First	Second	Third	Fourth
Net sales	$ 3,772	$ 4,097	$ 3,755	$ 4,393
Gross margin	706	814	28	805
Income (loss) from continuing operations	98	136	(280)	64
Net loss	(120)	(188)	(285)	(162)
Earnings (loss) per share from continuing operations				
Basic	0.29	0.39	(0.78)	0.17
Diluted	0.28	0.38	(0.78)	0.17
Net loss per share				
Basic	(0.35)	(0.54)	(0.79)	(0.43)
Diluted	(0.35)	(0.53)	(0.79)	(0.42)
Cash dividends per share				
Declared	0.20	0.20	0.20	0.20
Paid	0.20	0.20	0.20	0.20
Common stock prices				
Common Stock—High	—	32.03	34.80	36.30
Common Stock—Low	—	26.30	24.85	29.82
Class A—High	35.60	32.80	—	—
Class A—Low	26.00	27.45	—	—
Class B—High	36.59	32.85	—	—
Class B—Low	26.00	27.75	—	—

Note: Earnings per share are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share may not equal the total computed for the year. In the fourth quarter of 2002, the Company changed its method of inventory costing at Raytheon Aircraft from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. The change decreased the net loss in the fourth quarter of 2002 by $7 million or $0.02 per basic and diluted share. The effect of the change on the reported net loss was a decrease of $4 million or $0.01 per basic and diluted share in the first and fourth quarter of 2001. In the second quarter of 2001, the Company recorded an extraordinary gain on debt repurchases of $6 million pretax, $4 million after-tax, or $0.01 per basic and diluted share. In the fourth quarter of 2001, the Company recorded an extraordinary loss on debt repurchases of $30 million pre-tax, $20 million after-tax, or $0.05 per basic and diluted share.

Note R: Financial Instruments

At December 31, 2002, the Company had recorded forward exchange contracts designated as cash flow hedges at their fair value. Unrealized gains of $28 million were included in other assets and unrealized losses of $16 million were included in current liabilities. The offset was included in other comprehensive income, net of tax, of which approximately $4 million of net unrealized gains are expected to be reclassified to earnings over the next twelve months as the underlying transactions mature. Gains and losses resulting from these cash flow hedges offset the foreign exchange gains and losses on the underlying assets or liabilities being hedged. The maturity dates of the forward exchange contracts outstanding at December 31, 2002 extend through 2010. Certain immaterial contracts were not designated as effective hedges and therefore were included in other income and expense. The amount charged to other income and expense related to these contracts was less than $1 million in 2002 and 2001.

The Company has one outstanding interest rate swap agreement related to long-term receivables at Raytheon Aircraft with a notional amount of $77 million that matures in 2004. Under this agreement, the Company pays interest at a fixed rate of 6.2%, and receives a variable rate equal to one-month LIBOR. The variable rate applicable to this agreement was 1.4% at December 31, 2002. This interest rate swap is considered a cash flow hedge. At December 31, 2002, the Company had recorded the interest rate swap at fair value consisting of an unrealized loss of $4 million included in current liabilities with the offset included in other comprehensive income, net of tax, of which approximately $3 million is expected to be reclassified to earnings over the next twelve months. The ineffective portion was not material in 2002 and 2001.

The following table summarizes major currencies and the approximate amounts associated with foreign exchange contracts at December 31:

	2002		2001	
(In millions)	**Buy**	**Sell**	Buy	Sell
British Pounds	**$ 438**	**$ 149**	$ 199	$ 3
European Euros	**22**	**31**	41	31
Australian Dollars	**8**	**6**	12	—
Swiss Francs	**—**	**31**	—	29
All other	**12**	**1**	8	2
Total	**$ 480**	**$ 218**	$ 260	$ 65

Buy amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and sell amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies. Foreign exchange contracts that do not involve U.S. dollars have been converted to U.S. dollars for disclosure purposes.

Foreign currency forward contracts, used only to fix the dollar value of specific commitments and payments to international vendors and the value of foreign currency denominated receipts, have maturities at various dates through 2010 as follows: $344 million in 2003, $108 million in 2004, $82 million in 2005, $61 million in 2006, and $103 million thereafter.

Note S: Other Income and Expense

The components of other expense (income), net were as follows:

(In millions)	**2002**	2001	2000
Space Imaging charge	**$ 175**	—	—
Equity losses in unconsolidated affiliates	**26**	$ 27	$ 28
Gain on sale of corporate headquarters	**(29)**	—	—
Gain on sale of investments	**(4)**	—	—
Gain on sale of the recreational marine business	**—**	(39)	—
Gain on sale of the aviation support business	**—**	(35)	—
Gain on sale of the optical systems business	**—**	—	(30)
Gain on sale of the flight simulation business	**—**	—	(6)
Other	**42**	29	20
Total	**$ 210**	$ (18)	$ 12

Equity losses in unconsolidated affiliates include the Company's share of the operating losses at Space Imaging, Flight Options, and Exostar.

Note T: Subsequent Events

In February 2003, the Company entered into a settlement agreement with the U.S. Attorney for the District of Massachusetts, the U.S. Customs Service, and the office of Defense Trade Controls of the U.S. Department of State to resolve the U.S. government's investigation of the contemplated sale by the Company of troposcatter radio equipment to a customer in Pakistan. According to the terms of the settlement, the Company paid a $23 million civil penalty, which had been accrued prior to 2002, and will spend $2 million to improve the Company's export compliance program. The Company has agreed to appoint a special compliance officer from outside the Company to oversee the Company's export activities, principally at the communications business of NCS.

Company Responsibility for Financial Statements

The financial statements and related information contained in this Annual Report have been prepared by and are the responsibility of the Company's management. The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect judgments and estimates as to the expected effects of transactions and events currently being reported. The Company's management is responsible for the integrity and objectivity of the financial statements and other financial information included in this Annual Report. To meet this responsibility, the Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. The system includes policies and procedures, internal audits, and Company officers' reviews.

The Audit Committee of the Board of Directors is composed solely of outside directors. The Audit Committee meets periodically and, when appropriate, separately with representatives of the independent accountants, Company officers, and the internal auditors to monitor the activities of each.

Upon recommendation of the Audit Committee, PricewaterhouseCoopers LLP, independent accountants, were selected by the Board of Directors to audit the Company's financial statements and their report follows.

Senior Vice President and
Chief Financial Officer

Chairman and
Chief Executive Officer

Report of Independent Accountants

To the Board of Directors and Stockholders of Raytheon Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Raytheon Company and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note F to the consolidated financial statements, the Company changed its method of determining the cost of aircraft inventories from the last-in, first-out (LIFO) basis to the first-in, first-out (FIFO) basis. The change has been applied retroactively by restating the consolidated financial statements for prior years.

As discussed in Note A to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and its method of accounting for long-lived assets and discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

PricewaterhouseCoopers LLP

Boston, Massachusetts
January 21, 2003, except as to the eighth paragraph in Note H as to which the date is February 14, 2003, except as to the information in Note T as to which the date is February 24, 2003, and except as to the second, fifth and tenth paragraphs and all of the tables in Note B as to which the date is March 20, 2003

Investor Information

Corporate Headquarters

Raytheon Company
141 Spring Street
Lexington, MA 02421
Telephone: 781.862.6600

Common Stock Symbol

Raytheon Company common stock is listed on the New York, Chicago, and Pacific stock exchanges. The stock symbol is: RTN

Annual Meeting

The 2003 Annual Meeting of Stockholders will be held on Wednesday, April 23, 2003, at 10:00 a.m.
Raytheon Corporate Headquarters
141 Spring Street
Lexington, MA 02421

Stock Transfer Agent, Registrar, and Dividend Disbursing Agent

American Stock Transfer & Trust Company is Raytheon's transfer agent and registrar. American Stock Transfer & Trust maintains the company's stockholder records and is responsible for disbursing dividend checks. Name and address changes, lost stock certificate replacement, stock ownership transfers, and Form 1099 questions should be directed to:

Raytheon Company
c/o American Stock Transfer & Trust Company
800.360.4519

First Class Mail
6201 Fifteenth Street
Brooklyn, NY 11219

Dividend Distribution/Direct Dividend Deposit
Common stock dividends are payable quarterly, upon authorization of the Board of Directors, normally at the end of January, April, July, and October. Direct Dividend Deposit (via ACH) is available to Raytheon stockholders. For enrollment information, call: 800.360.4519.

Dividend Reinvestment
As an added service to stockholders, Raytheon Company has a Dividend Reinvestment Plan, administered by American Stock Transfer & Trust Company. This plan gives stockholders the option of having their cash payments applied to the purchase of additional shares. For enrollment information about this plan, call: 800.360.4519.

Investor Relations

Securities analysts, investors, and other members of the financial community requesting information about Raytheon should contact:

Timothy C. Oliver
Vice President
Investor Relations
Raytheon Company
141 Spring Street
Lexington, MA 02421
781.860.2303

Media Relations

Members of the news media requesting information about Raytheon should contact:

James L. Fetig
Vice President
Media Relations
Raytheon Company
141 Spring Street
Lexington, MA 02421
781.860.2386

Web Site

Raytheon's Web site offers financial information and facts about the company, its products, and services. It is updated continually with news and information. Raytheon's Internet address is: http://www.raytheon.com

Copies of Reports

Copies of the company's annual reports, latest SEC filings, quarterly earnings reports, and other information may be requested through the company's Web site at http://www.raytheon.com or call: 781.860.2303.

This year, Raytheon has split its traditional Annual Report into two "books." This one reports on the company's financial performance in 2002. It is called the Annual Report. The other one reviews the company's capabilities, relationships with its stakeholders, and progress over the last few years. It is called the Annual Review.

Board of Directors, Leadership Team, and Additional Company Leaders

Board of Directors

Daniel P. Burnham
Chairman and
Chief Executive Officer
Raytheon Company

Barbara M. Barrett
Chief Executive Officer
Triple Creek Guest Ranch

Ferdinand Colloredo-Mansfeld
Retired Chairman and
Chief Executive Officer
Cabot Industrial Trust

John M. Deutch
Institute Professor
Massachusetts Institute
of Technology

Thomas E. Everhart
President Emeritus
California Institute of
Technology

Frederick M. Poses
Chairman and
Chief Executive Officer
American Standard
Companies, Inc.

Warren B. Rudman*
Of Counsel
Paul, Weiss, Rifkind,
Wharton & Garrison

Michael C. Ruettgers
Executive Chairman
EMC Corporation

Ronald L. Skates
Retired President and
Chief Executive Officer
Data General Corporation

William R. Spivey
Retired President and
Chief Executive Officer
Luminent, Inc.

John H. Tilelli, Jr.
President and
Chief Operating Officer
Cypress International, Inc.
Retired General, U.S. Army
Former Commander-in-Chief of
the United Nations Command,
Republic of Korea/United States
Combined Forces/United States
Forces Korea

*Lead director

Leadership Team

Daniel P. Burnham
Chairman and
Chief Executive Officer
Raytheon Company

William H. Swanson
President
Raytheon Company

Francis S. Marchilena
Executive Vice President
Raytheon Company
Leader
Discontinued Operations

James E. Schuster
Executive Vice President
Raytheon Company
Chairman and
Chief Executive Officer
Raytheon Aircraft Company

Thomas M. Culligan
Senior Vice President
Raytheon Company
Executive Vice President
Business Development
Chief Executive Officer
Raytheon International, Inc.

Keith J. Peden
Senior Vice President
Human Resources
Raytheon Company

Edward S. Pliner
Senior Vice President and
Chief Financial Officer
Raytheon Company

Jay B. Stephens
Senior Vice President and
General Counsel
Raytheon Company

James W. Carter
Vice President
Raytheon Company
Deputy
Network Centric Systems

Bryan J. Even
Vice President
Raytheon Company
President
Raytheon Technical
Services Company LLC

Richard J. Foley
Vice President and
Corporate Director of Contracts
Raytheon Company

Louise L. Francesconi
Vice President
Raytheon Company
President
Missile Systems

Charles E. Franklin
Vice President
Raytheon Company
President
Integrated Defense Systems

Michael D. Keebaugh
Vice President
Raytheon Company
President
Intelligence and Information
Systems

Jack R. Kelble
Vice President
Raytheon Company
President
Space and Airborne Systems

Phyllis J. Piano
Vice President
Corporate Affairs and
Communications
Raytheon Company

Hugo B. Poza
Vice President
Homeland Security

Rebecca R. Rhoads
Vice President and
Chief Information Officer
Raytheon Company

Donald M. Ronchi
Vice President
Raytheon Six Sigma and
Supply Chain
Chief Learning Officer
Raytheon Company

Colin J. R. Schottlaender
Vice President
Raytheon Company
President
Network Centric Systems

Gregory S. Shelton
Vice President
Engineering and Technology
Raytheon Company

Daniel L. Smith
Vice President
Raytheon Company
Deputy
Integrated Defense Systems

Additional Company Leaders

Richard A. Goglia
Vice President and
Treasurer
Raytheon Company

Terry W. Heil
Vice President
Raytheon Company
Chief Executive Officer
Thales Raytheon Systems

Robert L. Horowitz
Vice President
Raytheon Company
Chief Operating Officer
Raytheon Aircraft Company
President
Beechcraft Division

John W. Kapples
Vice President and
Secretary
Raytheon Company

Glenn H. Lenzen, Jr.
Vice President
Intellectual Property and
Licensing
Raytheon Company

Edmund B. Woollen
Vice President
Raytheon Company
Vice President
Business Development and
Marketing
Homeland Security

Customer Success Is Our Mission

AN EQUAL
OPPORTUNITY
EMPLOYER

Board of Directors, Leadership Team, and Additional Company Leaders

Board of Directors

Daniel P. Burnham
Chairman and
Chief Executive Officer
Raytheon Company

Barbara M. Barrett
Chief Executive Officer
Triple Creek Guest Ranch

Ferdinand Colloredo-Mansfeld
Retired Chairman and
Chief Executive Officer
Cabot Industrial Trust

John M. Deutch
Institute Professor
Massachusetts Institute of Technology

Thomas E. Everhart
President Emeritus
California Institute of Technology

Frederick M. Poses
Chairman and
Chief Executive Officer
American Standard Companies, Inc.

Warren B. Rudman*
Of Counsel
Paul, Weiss, Rifkind, Wharton & Garrison

Michael C. Ruettgers
Executive Chairman
EMC Corporation

Ronald L. Skates
Retired President and
Chief Executive Officer
Data General Corporation

William R. Spivey
Retired President and
Chief Executive Officer
Luminent, Inc.

John H. Tilelli, Jr.
President and
Chief Operating Officer
Cypress International, Inc.
Retired General, U.S. Army
Former Commander-in-Chief of the United Nations Command, Republic of Korea/United States Combined Forces/United States Forces Korea

***Lead director**

Leadership Team

Daniel P. Burnham
Chairman and
Chief Executive Officer
Raytheon Company

William H. Swanson
President
Raytheon Company

Francis S. Marchilena
Executive Vice President
Raytheon Company
Leader
Discontinued Operations

James E. Schuster
Executive Vice President
Raytheon Company
Chairman and
Chief Executive Officer
Raytheon Aircraft Company

Thomas M. Culligan
Senior Vice President
Raytheon Company
Executive Vice President
Business Development
Chief Executive Officer
Raytheon International, Inc.

Keith J. Peden
Senior Vice President
Human Resources
Raytheon Company

Edward S. Pliner
Senior Vice President and
Chief Financial Officer
Raytheon Company

Jay B. Stephens
Senior Vice President and
General Counsel
Raytheon Company

James W. Carter
Vice President
Raytheon Company
Deputy
Network Centric Systems

Bryan J. Even
Vice President
Raytheon Company
President
Raytheon Technical Services Company LLC

Richard J. Foley
Vice President and
Corporate Director of Contracts
Raytheon Company

Louise L. Francesconi
Vice President
Raytheon Company
President
Missile Systems

Charles E. Franklin
Vice President
Raytheon Company
President
Integrated Defense Systems

Michael D. Keebaugh
Vice President
Raytheon Company
President
Intelligence and Information Systems

Jack R. Kelble
Vice President
Raytheon Company
President
Space and Airborne Systems

Phyllis J. Piano
Vice President
Corporate Affairs and Communications
Raytheon Company

Hugo B. Poza
Vice President
Homeland Security

Rebecca R. Rhoads
Vice President and
Chief Information Officer
Raytheon Company

Donald M. Ronchi
Vice President
Raytheon Six Sigma and Supply Chain
Chief Learning Officer
Raytheon Company

Colin J. R. Schottlaender
Vice President
Raytheon Company
President
Network Centric Systems

Gregory S. Shelton
Vice President
Engineering and Technology
Raytheon Company

Daniel L. Smith
Vice President
Raytheon Company
Deputy
Integrated Defense Systems

Additional Company Leaders

Richard A. Goglia
Vice President and
Treasurer
Raytheon Company

Robert L. Horowitz
Vice President
Raytheon Company
Chief Operating Officer
Raytheon Aircraft Company
President
Beechcraft Division

John W. Kapples
Vice President and
Secretary
Raytheon Company

Glenn H. Lenzen, Jr.
Vice President
Intellectual Property and Licensing
Raytheon Company

Edmund B. Woollen
Vice President
Raytheon Company
Vice President
Business Development and Marketing
Homeland Security

Customer Success Is Our Mission

AN EQUAL
OPPORTUNITY
EMPLOYER